OTIS

Notice of Annual Meeting of Shareholders and Proxy Statement

2026

Made to move you™

We are Otis

We are the world's leading company for elevator and escalator manufacturing, installation, service and modernization.

You'll find us in the world's most iconic structures, as well as residential and commercial buildings, transportation hubs and everywhere people are on the move.

Our Vision

We give people freedom to connect and thrive in a taller, faster, smarter world.

The Otis Absolutes

In realizing our vision, our colleagues are guided by our commitment to The Otis Absolutes:

Safety

We are in the safety business. The well-being of our colleagues, our customers and the riding public is paramount.

EVERYTHING DEPENDS ON MOVING PEOPLE SAFELY.

Ethics

We strive to be a trusted company, and the employer and supplier of choice. Doing business the ethical, lawful and honest way is who we are, and our reputation depends on it.

DOING BUSINESS THE RIGHT WAY – IT'S WHO WE ARE.

Quality

We stand for delivering quality results in everything we do – from engineering, manufacturing, installation and service, to selling, marketing and financial reporting.

WE DELIVER QUALITY RESULTS IN EVERYTHING WE DO.

Creating value in 2025

In 2025, Otis Worldwide Corporation ("Otis") continued to build momentum, strengthening the foundation of our Service-driven business and sharpening our execution across key strategic priorities. Throughout the year, we focused on elevating the experience of our customers and passengers, supporting our colleagues in delivering high-quality service, and enhancing the capabilities that keep our operations resilient and responsive. Guided by The Otis Absolutes of Safety, Ethics and Quality, we remain committed to enabling safe, reliable and connected mobility for people and communities in a rapidly evolving world.

Our reach is global, our people are local

 We maintain approximately **2.5 million** customer units worldwide

 We have **72,000** colleagues, including **45,000** field professionals

 We serve customers in more than **200** countries and territories

 We have over **1,400** branches and offices and a direct physical presence in more than **70 countries**

Executing on our strategy

We remain focused on executing our strategic pillars to drive long-term, sustainable growth, while continuing to refine our business to meet evolving customer and passenger needs. As the market environment shifts, we are enhancing the competitiveness of our Service-driven model and strengthening the foundation that supports our long-term priorities. Our disciplined approach to capital allocation continues to reinforce these efforts, enabling investment in the business while delivering attractive, long-term returns for our shareholders.

STRATEGIC PILLARS	2025 RESULTS
Accelerate Service portfolio growth	• Grew Service portfolio by 4%, marking our fourth year at 4% or greater • Ended 2025 with approximately 1.1 million units connected globally[1] and grew subscription revenue by 35% • Sustained growth in our repair business across all regions, marking a three-year CAGR of approximately 10%
Deliver modernization value	• Grew modernization orders by 26% at constant currency[2] with all regions growing beyond 10%, outpacing the market • Grew modernization sales by approximately 10% at constant currency[2], for the second consecutive year, and increased modernization backlog by 30% at constant currency[2] • Supported growth through our enhanced commercial strategy, including modular upgrades solutions and an expanded sales team, both of which were enabled by industrialized manufacturing and installation capabilities
Sustain New Equipment growth	• Increased New Equipment backlog by 2% at constant currency[2] • Accelerated orders of our Gen3 and Gen360 products, up two points from prior year as a percentage of total orders • Continued implementation of common platform products, factory transformation and material productivity to better serve our New Equipment customers while reducing costs
Advance digitalization	• Consolidated multiple endpoints, streamlined solutions to strengthen cyber resilience and simplify management, creating a more efficient and secure foundation for digital operations • Migrated workloads to a multicloud platform, enhancing agility, data accessibility and automation capabilities, streamlining the application portfolio, and improving operational efficiency • Implemented advanced platforms to optimize finance operations and introduced intelligent automation and deployed AI-driven tools and digital assistants to enhance colleague productivity and streamline workflows, embedding data-driven decision-making and automation into everyday business practices
Focus and empower our workforce	• Continued deployment of Otis University global leadership program; additionally delivered simulated learning solutions for leaders to enhance decision-making and business performance, as well as for frontline supervisors and people leaders new in their roles • Achieved 10% increase in the realization of executive succession plans, underscoring our continued focus on strengthening leadership pipelines, enhancing organizational continuity and improving the overall health of our succession-planning processes • Achieved record high Inclusion score and maintained our highest overall Pulse engagement score • Concluded our UpLift program and progressed our transition roadmap for Global Business Services to simplify and standardize our processes so our customer-facing colleagues can focus on delivering exceptional customer service

[1] Includes units in warranty period.

[2] As defined more fully in Appendix A on pages 108-111, Otis refers to non-GAAP New Equipment backlog and modernization backlog at constant currency. Appendix A also provides a reconciliation of this non-GAAP financial measure to the corresponding GAAP financial measure.

Financial highlights

Otis completed another year with solid financial performance, underscoring the strength of our Service-driven strategy. Service organic sales[1] grew 5%, with strong modernization organic sales growth[1] of 9%. Modernization remains a key growth engine, as orders increased 26%, and we ended the year with backlog up 30% at constant currency[1]. Our maintenance portfolio expanded 4% for the fourth consecutive year, to roughly 2.5 million units, supporting the durability of our recurring revenue base. GAAP and adjusted operating profit[1] expanded 70 and 40 basis points, respectively. GAAP earnings per share ("EPS") decreased 14% and adjusted EPS[1] increased 6%. We increased our quarterly dividend by 8%, and generated $1.6 billion in operating cash flow and adjusted free cash flow[1]. We largely returned this strong cash flow to our shareholders through approximately $650 million in dividends and more than $800 million in share repurchases during the year.

	2025 Results	Percentage change from 2024
SALES		
GAAP	$14.4B	~Flat organic sales growth[1]
BACKLOG / UNITS		
New Equipment backlog growth[1]	2%	2%
Modernization backlog growth[1]	30%	30%
Maintenance portfolio growth	4%	4%
CASH FLOW		
Operating cash flow	$1.6B	~2%
Adjusted free cash flow[1]	$1.6B	~1%
DILUTED EARNINGS PER SHARE		
GAAP	$3.50	(14%)
Adjusted[1]	$4.05	6%

[1] As defined more fully in Appendix A on pages 108-111, Otis refers to non-GAAP sales as organic sales, non-GAAP backlog growth at constant currency as backlog growth, non-GAAP operating profit as adjusted operating profit, non-GAAP cash flow as adjusted free cash flow and non-GAAP diluted earnings per share as adjusted diluted EPS. Appendix A also provides a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures.

Independent Lead Director letter



TO OUR SHAREHOLDERS:

In 2025, Otis continued to deliver and execute its strategic commitments. Service remains at the core of our strategy, delivering consistent growth and profitability through our industry-leading 2.5 million-unit maintenance portfolio. With $14.4 billion in sales and mid-teens operating profit margin, Otis also continued to lead the industry in both sales and profitability. The future outlook for our modernization business, a key driver of continued portfolio expansion, is robust, with orders accelerating, up 26% in 2025, as customers across all geographies continued to upgrade aging elevator systems. We continued to innovate and invest in research and development, including digital initiatives, with 1.1 million units connected globally.

In 2025, the Board remained focused on overseeing Otis' UpLift program, a key enterprise transformational initiative introduced in 2023 to standardize processes, optimize our operating model and drive efficiency across the organization to enhance customer centricity. Over the past two years, the UpLift program produced substantial cost savings and achieved its targeted objectives by the end of 2025, demonstrating strong execution by management and continued alignment with the company's priorities. The Board exercised consistent oversight of progress against defined milestones and ensured that Otis remained positioned to capture the full benefits of these efforts. As UpLift concludes, Otis will build on these gains and continue to transform our business model to enhance competitiveness and long-term shareholder value.

The Board also continued to evolve its governance and shareholder engagement efforts in 2025. Throughout the year, the independent directors of the Board led an expanded investor outreach, both in-season and off-season, to develop a deeper understanding of our investor perspectives. We greatly appreciate the candid feedback and perspectives we heard regarding our strategy, governance and executive compensation practices, which have informed the Board's actions in response and expanded disclosures, as detailed in this Proxy Statement.

In August 2025, Kathy Hopinkah Hannan was appointed as the new Compensation Committee Chair, and the Compensation Committee appointed a new leading independent compensation consultant to conduct a fresh review of our compensation program and ensure continued objective advice on program design and alignment with shareholder interests. Oversight of the executive succession planning process remains a key Board priority to ensure seamless leadership transitions and reinforce Otis' long-term organizational continuity. Finally, reflecting the company's strategic priorities, the Board reviewed and refined our director skills and attributes framework, sharpening descriptions and expanding the set of prioritized skills to continue to align with the company's strategy and future needs. This ongoing evaluation supports our thoughtful Board refreshment efforts and ensures we maintain the right mix of expertise and perspectives to oversee Otis' continued growth and value creation.

With the Board's direction, Otis is focused on growth, promising a bright future, supported by the strength of our global footprint, our relentless focus on the customer experience and the dedication of our people. We would like to thank our shareholders for your continued trust and support. We are confident in the opportunities before us, and the Board remains committed to delivering sustained, long-term value for all our shareholders. We look forward to continued engagement with you in 2026 and respectfully request your support for the Board-recommended proposals contained in this Proxy Statement.

Yours truly,

JOHN H. WALKER
INDEPENDENT LEAD DIRECTOR

Notice of 2026 Annual Meeting of Shareholders

Meeting information



DATE AND TIME:
May 27, 2026
9:00 a.m. Eastern time



LOCATION:
We will be holding our 2026 Annual Meeting of Shareholders (''Annual Meeting'')
virtually via live webcast.
To attend, vote or submit questions during the Annual Meeting, see ''How to
attend'' below. You will not be able to attend the meeting in person.
For more information, see ''Virtual Annual Meeting.''

Your vote is important. Please submit your proxy or voting instructions as soon as possible.

Agenda

1.	Election of the 10 director nominees listed in the Proxy Statement
2.	Advisory vote to approve executive compensation
3.	Appointment of PricewaterhouseCoopers LLP to serve as independent auditor for 2026
4.	Shareholder proposal, if properly presented at the meeting
5.	Other business, if properly presented

Who may vote:

If you owned shares of Otis common stock at the close of business on March 30, 2026, you are entitled to receive this Notice of the 2026 Annual Meeting and to vote at the meeting, either online or by proxy.

How to attend:

To attend the meeting, please go to www.virtualshareholdermeeting.com/OTIS2026. To participate by voting or submitting questions during the Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/OTIS2026 using the control number located on your Notice of Internet Availability of Proxy Materials (''Notice of Internet Availability''), proxy card or voting instruction form. You will not be able to attend the Annual Meeting in person.

Please review your 2026 Proxy Statement (''Proxy Statement'') and vote using one of the methods described on the following page.

By Order of the Board of Directors.

Susan Grady

SUSAN GRADY
SENIOR VICE PRESIDENT, CORPORATE SECRETARY

How to Vote



INTERNET
Online during the Virtual Annual Meeting:
Go to www.virtualshareholdermeeting.com/OTIS2026 and follow the instructions on the website
Online in advance of the Virtual Annual Meeting:
Up until 11:59 p.m. Eastern time on May 26, 2026, go to www.proxyvote.com and follow the instructions on the website



TELEPHONE
Up until 11:59 p.m. Eastern time on May 26, 2026, call 1-800-690-6903



MAIL
Sign, date and return your proxy card or voting instruction form in the enclosed postage-paid envelope

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on May 27, 2026. This Notice of the 2026 Annual Meeting and Proxy Statement and our 2025 Annual Report to Shareholders (''2025 Annual Report'') are available free of charge at www.proxyvote.com. References in either document to our website or any third-party website are for the convenience of readers, and information available at or through these websites is not a part of nor is it incorporated by reference in the Proxy Statement or 2025 Annual Report.

The Board of Directors (the ''Board'') is soliciting proxies to be voted at our Annual Meeting on May 27, 2026, and at any postponed or reconvened meeting. We expect that the proxy materials or a Notice of Internet Availability will be mailed and made available to shareholders beginning on or about April 17, 2026. At the Annual Meeting, votes will be taken on the matters listed in this Notice of the 2026 Annual Meeting.

Virtual Annual Meeting

For our Annual Meeting, we have adopted a virtual meeting format. This format enables shareholders to participate regardless of geographic location, physical or resource constraints. It also safeguards the health and safety of our shareholders, colleagues and members of our Board. All that is required is an internet-connected device.

How will the Annual Meeting be held?

The Annual Meeting will be held solely via live webcast through an online virtual meeting platform that allows shareholders around the globe to listen to the entire meeting on their computer or other device and submit questions. Members of management, our Board and a representative of our independent auditor will be in virtual attendance. There will not be a physical meeting location.

How can shareholders attend and participate in the Annual Meeting?

Only shareholders of record and beneficial owners as of March 30, 2026, the record date, may attend or participate in the meeting by voting or submitting questions. To attend and participate, go to www.virtualshareholdermeeting.com/OTIS2026 and log in using the 16-digit control number included on your Notice of Internet Availability, proxy card or voting instruction form.

On the day of the Annual Meeting, May 27, 2026, shareholders may begin to log in to the online virtual meeting platform beginning at 8:45 a.m. Eastern time. The meeting will begin promptly at 9:00 a.m. Eastern time. Please allow ample time to log in.

How can shareholders receive technical assistance in connection with the Annual Meeting?

Beginning at 8:45 a.m. Eastern time on the day of the meeting, we will have technicians ready to assist you with any technical difficulties you may have when logging in or accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the online virtual meeting platform log-in page.

How can shareholders submit questions at the Annual Meeting?

Once logged in to the virtual meeting platform as instructed, shareholders may submit questions directly by following the instructions on the website. We will answer as many shareholder-submitted questions that are appropriate and pertinent to the meeting agenda as time permits. Substantially similar questions may be answered as a group.

YOU WILL NOT BE ABLE TO ATTEND THE ANNUAL MEETING IN PERSON.

Table of contents

Proxy Statement summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Proxy voting roadmap

PROPOSAL 1

Election of directors

BOARD RECOMMENDATION:

FOR   Each Director Nominee

PAGE
11

PROPOSAL 2

Advisory vote to approve executive compensation

BOARD RECOMMENDATION:

FOR

PAGE
46

PROPOSAL 3

Appoint an independent auditor for 2026

BOARD RECOMMENDATION:

FOR

PAGE
92

PROPOSAL 4

Shareholder proposal, if properly presented at the meeting

BOARD RECOMMENDATION:

AGAINST

PAGE
94

Governance and Board highlights

Foundation of good governance

Otis is committed to strong corporate governance practices. Our governance structure reflects best-in-class processes from across industries, which we believe provide the basis for effective board oversight. Our governance is dynamic, reflecting the Board's continuous review of best practices and goal of maintaining optimum effectiveness. Below are Otis' key corporate governance practices and where in this Proxy Statement and/or other publicly available documents you may find further information on these practices. Publicly available documents such as our Corporate Governance Guidelines ("CGG"), Certificate of Incorporation, Bylaws, Committee Charters and The Otis Absolutes are available on our website at www.otisinvestors.com/governance/governance-documents.

Board independence and composition

9 of 10 director nominees are independent
pages 10, 40

All standing committees are composed of independent directors only
pages 19-22

Independent Lead Director has expansive authority and clearly defined responsibilities grounded in the fundamental principle of independent oversight
pages 12-13
CGG

Private sessions excluding the Chief Executive Officer and management are typically held following each regularly scheduled Board and committee meeting; presided over by the Lead Director or committee chair
CGG

No classified Board. All directors are elected annually. Newly appointed directors of less than one year are subject to reelection at the Annual Meeting
page 24
Bylaws and Certificate of Incorporation

Overboarding is prohibited. All directors are restricted in the number of other public boards on which they may serve
page 24
CGG

Majority voting standard applies for uncontested elections. Resignation policy is in place if a director fails to receive the majority of votes cast
CGG

Director engagement

5 Board meetings and 17 committee meetings in 2025
page 40

99% director attendance at Board and committee meetings in 2025
page 40

Robust onboarding and continuing education program for all directors
pages 27-28
CGG

Annual self-evaluations completed by all directors
page 27
CGG

Sustainability matters

Extensive sustainability program and active Board and committee oversight of sustainability matters in place
pages 14-17

The Otis Absolutes, our code of ethics, applies to all colleagues globally as well as the Board
page 19
The Otis Absolutes and CGG

Compensation practices

At-risk compensation makes up approximately 91.6% of our CEO's target compensation opportunity and not less than 77% for each of the other named executive officers ("NEOs")
page 58

Strong clawback provisions
page 66

Careful consideration of risk
page 67

Shareholder rights

Nomination of director candidates in Proxy materials available through the proxy access process; properly made shareholder nominations considered by the Nominations and Governance Committee
Bylaws

Request for a special meeting of shareholders can be made by shareholders holding at least 15% of outstanding shares of Otis common stock for at least one year
Bylaws

No dual class or cumulative voting structure – one vote per share
Certificate of Incorporation

No supermajority shareholder vote requirements
Bylaws and Certificate of Incorporation

Stock ownership requirements

Robust stock ownership requirements for directors and executive officers
pages 45, 66
CGG

Prohibition on hedging and pledging of our common stock by directors and colleagues (including officers)
page 67

Our director nominees

The Board has nominated 10 individuals for election to the Otis Board upon recommendation of the Nominations and Governance Committee. These nominees are deeply experienced executives with the highest integrity and bring a highly diverse collection of backgrounds, experience, skills and perspectives. The nominees have led and advised companies as executive officers, chairs, founders, managing or lead partners and directors in a wide range of sectors, including asset management, automotive, consumer products, manufacturing, telecommunications, transportation and professional services. Each of the nominees is a current Otis director. Each nominee, with the exception of Judy Marks, Otis' Chair, Chief Executive Officer and President, is an independent director. Each nominee, with the exception of Judy Marks and Christopher Kearney, also serves on one or more of our standing committees of the Board.

BOARD OF DIRECTORS


Thomas A. Bartlett, 67
Former President and Chief Executive Officer, American Tower Corporation

Board committees:
Audit, Nominations and Governance
Director since October 2023


Jeffrey H. Black, 71
Former Senior Partner and Vice Chairman, Deloitte LLP

Board committees:
Audit **(Chair)**
Director since April 2020


Jill C. Brannon, 62
Executive Vice President, Chief Sales Officer, FedEx Corporation

Board committees:
Audit, Nominations and Governance
Director since October 2023


Nelda J. Connors, 60
Founder and Chief Executive Officer, Pine Grove Holdings, LLC

Board committees:
Audit, Compensation
Director since October 2022


Kathy Hopinkah Hannan, 64
Former Global Lead Partner, National Managing Partner and Vice Chairman, KPMG, LLP

Board committees:
Compensation **(Chair)**
Director since April 2020


Christopher J. Kearney, 70
Former Chairman, President and Chief Executive Officer, SPX Corporation

Board committees: None
Director since April 2020


Judith F. Marks, 62
Chair, Chief Executive Officer and President, Otis Worldwide Corporation

Board committees: None
Director since April 2020


Margaret M. V. Preston, 68
Managing Director, Cohen Klingenstein, LLC

Board committees:
Nominations and Governance **(Chair)**
Director since April 2020


Shelley Stewart, Jr., 73
Former Chief Procurement Officer, E. I. du Pont de Nemours and Company

Board committees:
Compensation, Nominations and Governance
Director since April 2020


John H. Walker, 68
Former Chairman and Chief Executive Officer, Global Brass and Copper Holdings, Inc.

Board committees:
Compensation
Director since April 2020

Corporate governance

Proposal 1:
Election of directors

- We are seeking your support for the election of the 10 individuals whom the Board has nominated to serve as directors for a one-year term beginning on the date of the Annual Meeting.
- All the nominees are current directors of Otis.
- The Board believes that the nominees have the qualifications consistent with our position as a global leader in the elevator and escalator manufacture, installation, service and modernization industry with operations worldwide.

THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE:

 **Thomas A. Bartlett**

 **Jeffrey H. Black**

 **Jill C. Brannon**

 **Nelda J. Connors**

 **Kathy Hopinkah Hannan**

 **Christopher J. Kearney**

 **Judith F. Marks**

 **Margaret M. V. Preston**

 **Shelley Stewart, Jr.**

 **John H. Walker**

Our Board leadership structure

Chair and Chief Executive Officer

Otis' CEO and President, Judith F. Marks, has served as the Chair of the Otis Board since February 2022. The decision to appoint Ms. Marks as Chair followed careful consideration by the Board after nearly two years of operating as a standalone public company. The Board considered several factors in reaching its decision to combine the roles of Chair and CEO under Ms. Marks, including that:

- Ms. Marks has led Otis as President since 2017, was named CEO in 2019 and has served as a director since Otis became an independent publicly traded company in April 2020.
- Under Ms. Marks' leadership, Otis has continued to deliver strong financial performance by driving near- and long-term strategic priorities, all while effectively guiding Otis through a global pandemic, substantial macroeconomic pressures and geopolitical uncertainty.
- Ms. Marks has proven to be an exceptional leader – setting a vision, creating an environment of success, removing obstacles and driving results – and the Board believes that she is the best candidate to lead the Board as its Chair.
- Combining the roles of Chair and CEO promotes decisive decision-making as Otis continues to execute on its long-term strategy and seeks to achieve sustainable growth and value creation for our customers, colleagues, communities and shareholders.
- The Board has a strong, independent Lead Director with responsibility to ensure leadership and oversight independent of company management, as described in more detail below.

The Board continues to actively consider its leadership structure to ensure it aligns with the best interests of the company and its shareholders.

Independent Lead Director

The independent Lead Director plays an important role in Otis' corporate governance structure, ensuring that the Board fulfills its duty to provide the appropriate level of independent oversight of management and acting as the principal liaison between the independent directors and management. The Lead Director also acts in an advisory capacity to the Chair and CEO and to Otis management in matters concerning the interests of the organization and the Board as well as relationships between Otis management and the Board.

To promote strong and independent oversight of Board activities, Otis has delineated clear responsibilities for the independent Lead Director. For example, the Lead Director has final approval authority of all Board meeting schedules, agendas and materials, is authorized to call special meetings of the Board and committees and leads robust private sessions – excluding the CEO and other Otis management – as part of every Board meeting. In addition, the Lead Director is responsible for providing annual and ongoing feedback to the Chair and CEO on various topics, including her performance, the functioning of the Board and any other issues or concerns that may arise.

The Corporate Governance Guidelines require the independent directors to select annually an independent member to serve as Lead Director whenever the Chair is not independent. Accordingly, the independent directors have selected John H. Walker to continue as Lead Director.

We are confident that all our directors understand their roles and are committed to acting in the best interest of Otis. In clearly defining the responsibilities of the Chair and CEO and Lead Director roles, respectively, we believe that we are striking the right balance to ensure effective leadership of the Board independent of Otis management. In continuing in the role of Lead Director, Mr. Walker is well positioned to provide a strong, independent perspective commensurate with his responsibilities.

Roles and responsibilities

The key responsibilities of the combined Chair and CEO and the Lead Director are incorporated into our Corporate Governance Guidelines and described below.

Chair and CEO	Lead Director
• Develops meeting schedules and agendas • Ensures Board materials are appropriate, sufficient and high quality • Presides at all meetings of the full Board • Presides at annual and special shareholder meetings • Has authority to call special meetings of the Board • Fosters an open and inclusive environment at Board meetings • Identifies director candidates for the Board in consultation with the Nominations and Governance Committee and Lead Director • Assists the Nominations and Governance Committee with the screening and evaluation of director candidates • Assists the Nominations and Governance Committee with the selection of committee chairs	• Has final approval of meeting schedules, agendas and Board materials • Presides at private meetings of independent directors and at Board meetings when the Chair and CEO is not present • Has authority to call special meetings of the Board, committees and private sessions of the independent directors • Jointly leads, with the Chair of the Nominations and Governance Committee, the Board self-evaluation process and works with that committee to address issues that arise • Communicates the Board's annual performance evaluation and provides ongoing feedback to the Chair and CEO • Serves as principal liaison between the independent directors and the Chair and CEO, as necessary • Assists the Chair and CEO and the Nominations and Governance Committee with the identification, screening and evaluation of director candidates • Assists the Nominations and Governance Committee with the selection of committee chairs • Authorizes retention of outside advisors who report directly to the Board • Meets, as representative of the Board, with representatives of significant stakeholder constituencies

Board responsibilities and oversight

Areas of Board oversight

The Board is responsible for overseeing Otis' business and activities. Board oversight is divided into several key areas, with oversight responsibility delegated in some instances to one or more of its committees. Key areas of Board oversight are set forth below. More information about committee oversight and responsibilities is set forth in the ''Board committees'' section starting on page 19.

STRATEGY

While management is responsible for executing Otis' strategy, the Board actively engages with management to guide, inform and advise on that strategy to support and promote long-term shareholder value. Otis' sustainability initiatives are fully integrated into its business strategy.

- The Board receives updates from management on the status of company performance, key strategic initiatives, global socioeconomic conditions, public policy issues relevant to Otis and its stakeholders, competitive trends, capital markets and other developments.
- The Board has oversight responsibility over capital allocation policy, including financings, dividends, share repurchases, and significant investments and capital appropriations, including those related to mergers and acquisitions.
- Throughout the year, the Board, through its committees, is briefed, discusses and gives guidance on strategies for issues falling under the oversight of those committees, including environmental, health and safety, sustainability, corporate social responsibility and governance matters.
- The Board's varied experiences and perspectives allow it to probe and test management's assumptions and conclusions on strategies and their implementation.
- Engagement by the entire Board is supported and promoted through discussions at private sessions of the independent members of the Board following every Board meeting, led by the independent Lead Director, and every Board committee meeting, led by its committee chair.

RISK MANAGEMENT

Successful execution of a robust and innovative business strategy involves accepting a certain measure of risk. Otis identifies, assesses, monitors and manages risks through its comprehensive enterprise risk management (''ERM'') program that conforms to the Enterprise Risk Management – Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. The Board works with management to develop appropriate risk tolerance and oversees and monitors the management of risks that could significantly affect the company's operations, growth or reputation. Risk oversight is aligned with the Board's oversight of Otis' strategies and business plans. Thus, the Board regularly receives reports on the risks implicated by the company's strategic decisions concurrent with the deliberations leading to those decisions. The Board annually participates in an update on the ERM program and is briefed on these risks periodically, either directly or through its committees. The Board, its committees and management work together on risk management as follows:

BOARD OF DIRECTORS

The full Board has oversight responsibility for the following areas of risk and risk management:

- Overall risk management program and structure, and risk tolerance levels
- Selection and retention of senior executive management
- Company culture and engagement
- Management succession planning and development
- Business objectives and major strategies
- Risks deemed significant

Otis' Board and its committees receive regular reports from the head of Internal Audit, General Counsel and other senior management regarding ERM, litigation and legal matters, compliance programs and risks, and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function.

The Board delegates certain risk management responsibilities to its standing committees. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. Working with management, the Board supports discussions around escalating risks as business needs dictate.

Risk oversight delegated to committees includes:

AUDIT COMMITTEE
- Enterprise Risk Management (ERM)
- Financial statements and disclosures, reporting and controls
- Legal, ethical and regulatory compliance
- Financial, including policies related to investments, uses of cash and taxes
- Cybersecurity, privacy and artificial intelligence ("AI") governance
- Review of significant acquisitions and divestitures

COMPENSATION COMMITTEE
- Executive incentive plan performance metrics and goals, including ESG factors
- Compensation levels for senior leaders
- Pay equity
- CEO performance goals
- Stock ownership requirements
- Clawback policies

NOMINATIONS AND GOVERNANCE COMMITTEE
- Director qualifications and nomination
- Director independence
- Board effectiveness
- Board refreshment
- Corporate governance
- Environment, health and safety
- Corporate social responsibility and charitable giving
- Sustainability and climate-related risks
- Public policy issues
- Shareholder engagement and proposals on various topics

SUCCESSION PLANNING

Executive Succession

Management succession planning is a core governance priority for the Board. All directors have experience overseeing successful leadership transition processes or executive development programs.

The Board regularly reviews executive and CEO succession priorities in Executive Board sessions of the independent directors. We believe that effective succession planning requires ongoing attention and preparation for both planned and emergency-style transitions.

Independent directors maintain strong visibility into the company's leadership pipeline through year-round interactions and structured inputs, including regular discussions with the CEO regarding senior leadership performance and readiness, as well as formal talent reviews that assess current performance, future potential and development needs of executive leaders. This process supports the Board in identifying gaps and overseeing the implementation of targeted actions such as development plans, coaching and career-growth opportunities.

The independent directors have an opportunity to form their independent assessment of senior leader readiness through ongoing engagement, including:

- Formal presentations by senior leaders at regularly scheduled Board and committee meetings
- Discussions with leadership during the Board's annual strategy review
- Informal dinners between independent directors and senior Otis leaders
- Periodic Board site visits to Otis locations around the world
- Updates on career development programs and rotational assignments

To complement our robust internal assessment process, the Board also retains a specialized third-party advisor to identify and evaluate a pipeline of potential external candidates consistent with external market environment expectations and our strategic business priorities.

We believe this comprehensive approach to management succession planning positions the company for seamless future leadership transitions and reinforces a culture of continuous learning, mentorship and career development across the organization.

CYBERSECURITY & ARTIFICIAL INTELLIGENCE

The Audit Committee is responsible for overseeing Otis' cybersecurity program and artificial intelligence ("AI") governance model as part of its broader risk management and compliance oversight responsibilities. Otis has extensive experience applying predictive AI across its operations and multiple product offerings, supported by mature processes and controls developed over many years. As Generative AI and Agentic AI capabilities continue to emerge, the company is building on these proven frameworks to deploy AI responsibly, manage risk effectively, and maximize business value. The Board receives regular updates on AI strategy and risk management to support informed oversight of both opportunities and challenges associated with AI deployment.

Otis has taken a risk-based approach to cybersecurity and AI adoption. The security of our products, services and corporate network is a key priority both for the growth of our business and our responsibilities as a leader in our industry. We have implemented cybersecurity policies throughout our operations, including designing and incorporating cybersecurity into our products and services while they are being developed. Otis and the Board believe that AI capabilities need to be implemented quickly in a manner that both manages risk and maximizes the benefits that this new technology can deliver.

Otis has established a three-level governance model for managing cybersecurity risks. Cybersecurity risks are overseen by the Audit Committee of the Board. Our Chief Digital Officer ("CDO") and Chief Information Security Officer ("CISO") regularly brief the Audit Committee and other members of the Board on the Otis Cybersecurity Program and cyber-threat landscape. In 2025, Audit Committee members participated in a simulated cyber incident tabletop exercise involving a cyber event coinciding with the earnings cycle. Our Cybersecurity Program is directed by both our CDO and CISO, and we have established a Cyber Governance Council and Steering Committee made up of senior management, including our CEO. These committees are informed about and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

AI governance and adoption are overseen by our CDO and a dedicated AI Governance Council, who work together to develop Otis' AI vision and ensure adherence to our principles for responsible and ethical AI use. We established a structured framework for selecting AI pilot initiatives to ensure thoughtful prioritization and strong outcome measurement in ways that enhance operational efficiency while managing associated risks. The Audit Committee has responsibility for overseeing AI governance while the full Board monitors AI strategy. In 2025, the Board received a briefing from an outside AI expert and management presentations that included demonstrations and explanations of AI use cases.

Our CDO and CISO each have extensive experience in various roles involving managing information security, developing cybersecurity strategy and implementing effective information and cybersecurity programs, as well as relevant degrees and certifications. These include Certified Information Security Manager certification and National Association of Corporate Directors (NACD) Cyber training. All Otis colleagues engaged in cybersecurity work are required to have a baseline certification (such as Security+, CISSP or CISM), as well as an operational cyber certification (for example, incident response or forensics analysis). In addition, several members of our Board hold cyber certifications, including CERT Certificates in Cybersecurity and AI Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and an AICPA Cybersecurity PA Certificate.

SUSTAINABILITY PROGRAMS

Otis' four sustainability pillars – Health & Safety, Environment & Impact, People & Communities, and Governance & Accountability – are embedded into our core business strategy and our Otis Absolutes, driving long-term value for all our stakeholders and the broader communities where we live and work. Our sustainability governance model is aligned with our strategic priorities and corporate vision, with active oversight and robust engagement by the Board and its committees. For example, the safety of our colleagues and the riding public is of the utmost importance to the Board and the company as a reflection of our core values. This commitment contributes to making Otis the employer of choice for field professionals and the supplier of choice for many of our customers.

At the management level, functional leaders are accountable for sustainability-related matters within their respective areas, under the direct oversight of the CEO and, ultimately, the Board, primarily through the Nominations and Governance Committee. These leaders are supported by cross-functional committees and workstreams that integrate sustainability considerations into broader business strategy, and they collaborate with subject matter experts to develop and implement initiatives.

Sustainability-Related Risks

Sustainability-related risks and corresponding mitigation actions are managed by the applicable business function, including through regular meetings with key stakeholders.

Governance Model

- Functional leaders are responsible for sustainability-related topics, with direct oversight by the CEO.

- Sustainability-related strategies are aligned with Otis' culture, values, business objectives and customer centricity mission.

- Flexible and comprehensive approach achieves meaningful results and creates long-term value for our stakeholders.



Nominations & Governance Committee

CEO

Functional Leaders

Functional Committees, Workstreams & Processes

Areas of oversight include, but are not limited to:

- Community giving, volunteerism and community engagement
- Corporate governance
- Human capital management
- Human rights
- Ethics and compliance
- Health and safety
- Investor relations
- Supply chain
- Climate-related risks and opportunities

In 2025, the Nominations and Governance Committee received reports from management at every meeting on sustainability-related topics. The Committee engaged in reviews of issues covering colleague health and safety; corporate social responsibility and giving; human capital management; sustainability- and climate-related risks and opportunities; and shareholder engagement on sustainability-related topics. It was also briefed on Otis' approach to mandatory and voluntary reporting requirements, including the European Union's Corporate Sustainability Reporting Directive ("CSRD").

For more information about our sustainability programs, please review our voluntary report, called Connect & Thrive. The 2025 report is expected to be published later this year on our company website at www.otis.com.

POLITICAL CONTRIBUTIONS

Oversight

The Nominations and Governance Committee oversees Otis' approach to public policy matters, including the company's participation in programs and activities related to political engagement or public policy issues. The Board has delegated to the Nominations and Governance Committee responsibility to conduct an annual review of Otis' political contributions and engagement on public policy issues to ensure full alignment with our corporate policies and continued value to the company and our shareholders.

Our Vice President, Chief Government Relations Officer, serves as our Head of Government Relations under our corporate policy on government relations and leads Otis' global government affairs strategy, providing guidance and oversight for advocacy on Otis' behalf on legislative, regulatory and policy matters.

Our expectations for responsible political activity are outlined in The Otis Absolutes and our corporate policy on government relations, both of which are publicly available on our website at www.otisinvestors.com/governance/governance-documents. In response to shareholder feedback, the Board determined to provide expanded disclosure in the 2026 Proxy Statement regarding the company's political contributions processes and practices, which is set forth below.

Otis complies fully with all applicable laws governing political contributions and related disclosures, and we maintain rigorous internal controls to ensure adherence to these requirements.

Corporate Contributions

Otis' core business is not generally subject to extensive national-level regulatory frameworks, unlike certain other industry sectors such as energy, financial services or healthcare. Nevertheless, legislative or regulatory developments may periodically affect our operations, and when they do, Otis may participate in the political process to help inform sound policy outcomes. Any such engagement is conducted prudently, transparently and in full compliance with the law. Otis also may engage directly with policymakers to provide perspectives on our business and the potential impact of contemplated legislative or regulatory actions. Pursuant to our corporate policy on government relations, any political contributions by Otis must be reviewed by Otis legal counsel and approved in advance by the Head of Government Relations. In no event may any political contribution be offered or made that would constitute or create the appearance of a corrupt payment as provided under our corporate policy on anti-corruption.

Otis Federal Political Action Committee

Where appropriate, Otis may make contributions through the Otis Federal Political Action Committee ("Otis PAC") to candidates who support policies aligned with our business priorities and long-term shareholder interests, irrespective of political affiliation. The Otis PAC also may support national political organizations connected to both major parties. In 2025, total political contributions through the Otis PAC were less than $10,000. The Steering Committee of the Otis PAC reviews candidates and approves contributions in accordance with the Otis PAC's bylaws and operating guidelines.

To the extent Otis makes contributions through the Otis PAC, we are subject to federal public disclosure requirements. Federal election law requires federal campaign committees and federal political committees to file public reports disclosing their contributions and expenditures. Federal Election Commission reports on political contributions by the Otis PAC are available at www.fec.gov and also can be found at www.opensecrets.org. State and local candidates for elective office and state and local political committees are generally required to file similar public reports disclosing contributions and expenditures. Reports on quarterly receipts and disbursements by the Otis PAC also are readily available on the Federal Election Commission's website.

Trade and Industry Associations

Otis participates in select trade associations to ensure we stay appropriately informed of relevant industry developments and public education efforts regarding major issues of common concern to our industry. Our participation does not imply endorsement of any specific political position taken by those associations, nor do we expect associations in which we participate to engage in political campaign activities. Participation by a colleague in any trade association must be preapproved by management following review by Otis legal counsel, which includes the rationale for joining the organization, the type of activities involved and the organization's commitment to antitrust compliance. Colleagues receive periodic training on trade association participation. Given the multiple compliance risks associated with trade associations, the Audit Committee will periodically review Otis' trade association memberships to ensure alignment with our corporate policies.

Our code of ethics – The Otis Absolutes

Otis' code of ethics is called The Otis Absolutes. This code, which applies to all colleagues globally as well as the Board, is based on The Otis Absolutes of Safety, Ethics and Quality. These core values establish standards of conduct and ethical principles that guide every colleague and Board member across the globe in their day-to-day decisions. The Board, through its Audit Committee, receives reports from management, the Chief Compliance Officer (''CCO'') and Otis' internal auditor on any significant issues regarding compliance with The Otis Absolutes.

Board committees

While it is the responsibility of the Board as a whole to exercise its business judgment and to act in the best interests of Otis and its shareholders in overseeing Otis' business and affairs, the Board delegates oversight of certain matters to its committees, which act on behalf of the Board and report back to the Board on its activities.

Actions reserved to the full Board include:

- Determine the appropriate size of the Board from time to time
- Oversee the selection and evaluation of senior executive management
- Review business objectives and major strategies

- Oversee significant risks
- Evaluate the performance of the Chair and CEO
- Review succession planning and management development

Our Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominations and Governance Committee. Each committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

All committee charters, which are reviewed annually by the respective committee, are available on our website at: www.otisinvestors.com/governance/governance-documents.

AUDIT COMMITTEE | MEETINGS IN 2025: 7

MEMBERS:

Jeffrey H. Black, **Chair**

Thomas A. Bartlett
Jill C. Brannon
Nelda J. Connors
Kathy Hopinkah Hannan[1]

All members of the Audit Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Audit Committee satisfy the heightened independence requirements under the relevant rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and New York Stock Exchange ("NYSE"), both of which require that the Board consider the source of the member's compensation.

FINANCIAL EXPERTISE AND AUDIT COMMITTEE FINANCIAL EXPERTS:

The Board has determined that each member of the Audit Committee meets the financial expertise requirements of the NYSE, and that Jeffrey H. Black, Thomas A. Bartlett and Nelda J. Connors are "audit committee financial experts" under the relevant rules of the Exchange Act.

PRIMARY RESPONSIBILITIES:

Financial statements and disclosure matters

- Reviews and discusses with management and the independent auditor the content, preparation, integrity and independent auditor review of Otis' financial statements filed with the Securities and Exchange Commission ("SEC"), including significant financial reporting issues and judgments, and the adequacy and effectiveness of Otis' internal control over financial and sustainability and related reporting and disclosures

Independent auditor and internal audit

- Selects the independent auditor, subject to shareholder ratification, and monitors its performance, audit and non-audit services and independence
- Approves the annual Internal Audit plan, budget and staffing, and reviews significant findings and key trends

Compliance

- Oversees the implementation and effectiveness of Otis' legal, ethics and regulatory compliance programs, including The Otis Absolutes
- Oversees complaints and concerns submitted by Otis colleagues or external parties regarding accounting and internal accounting controls, auditing matters or business practices

Enterprise risk management

- Oversees the overall policies and practices for ERM
- Reviews and oversees the evaluation and management of Otis' major financial (including tax), operational, compliance, reputational, strategic and cybersecurity risks

Significant financial actions

- Oversees Otis' policies and strategies with respect to financing, dividends, share repurchases, capital appropriations, derivative transactions, global tax matters and insurance and risk management
- Reviews plans for and execution of significant acquisitions and divestitures

[1] Effective August 26, 2025, Dr. Hannan rotated off the Audit Committee upon becoming Compensation Committee Chair.

COMPENSATION COMMITTEE   MEETINGS IN 2025: 6

MEMBERS:

Kathy Hopinkah Hannan, **Chair**[1]

Nelda J. Connors
Shelley Stewart, Jr.
John H. Walker
Shailesh Jejurikar[1]
Thomas A. Bartlett[2]

All members of the Compensation Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Compensation Committee satisfy the heightened independence requirements under the relevant rules of the Exchange Act and the NYSE, which require that the Board consider the source of the member's compensation.

PRIMARY RESPONSIBILITIES:

Compensation practices and policies

- Oversees executive compensation programs, practices and policies, including evaluating company performance against incentive plan performance goals
- Annually reviews a risk assessment of compensation policies, plans and practices
- Oversees aspects of Otis' human capital management assigned by the Board, including pay equity

CEO compensation

- Reviews and recommends to the Board annual goals and objectives relevant to CEO compensation, and leads an evaluation of the CEO's performance against those goals and objectives
- Determines and approves, subject to review by the other independent directors, the CEO's compensation levels based on the evaluation of the CEO's performance

Executive compensation

- Reviews and approves compensation peer group
- Reviews and approves changes to compensation for NEOs and other key officers
- Approves benefit arrangements and agreements for the CEO, other NEOs and key officers
- Assists the Board in overseeing and managing risk related to compensation practices

NO COMPENSATION COMMITTEE INTERLOCKS AND NO INSIDER PARTICIPATION:

During the year ended December 31, 2025:

- No member of the Compensation Committee was a current or former officer or employee of Otis or any of its subsidiaries
- None of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Otis Board or its Compensation Committee

[1] Effective August 26, 2025, Dr. Hannan was appointed Chair of the Compensation Committee, and Mr. Jejurikar, the former Chair, rotated off the Committee.
[2] Effective December 4, 2025, Mr. Bartlett rotated off the Compensation Committee upon becoming a member of the Nominations and Governance Committee.

NOMINATIONS AND GOVERNANCE COMMITTEE

MEETINGS IN 2025: 4

MEMBERS:

Margaret M. V. Preston, **Chair**

Thomas A. Bartlett[1]
Jill C. Brannon
Shelley Stewart, Jr.
Kathy Hopinkah Hannan[2]

All members of the Nominations and Governance Committee are independent.

PRIMARY RESPONSIBILITIES:

Board and committee composition

- Recommends for Board approval the qualifications and criteria for service as a director
- Identifies, evaluates and recommends director candidates
- Submits to the Board recommendations for committee assignments
- Reviews and makes recommendations to the Board regarding whether a director should continue service on the Board if there is a change in their principal employment or the number or type of outside boards on which the director serves

Stakeholder impacts

- Oversees, reviews and monitors Otis' policies, programs and practices related to environment, health and safety, human capital management, and related matters
- Oversees, reviews and monitors Otis' corporate social responsibility and charitable giving programs
- Oversees shareholder engagement and proposals

Corporate governance

- Reviews and recommends to the Board appropriate compensation for non-employee directors
- Oversees the design and conduct of the annual self-evaluation of the performance of the Board and its committees
- Develops, reviews and recommends to the Board updates to the Corporate Governance Guidelines
- Establishes and monitors policies and practices on Board operations and Board service
- Reviews and monitors the orientation of new Board members and the continuing education of all directors
- Reviews and makes recommendations to the Board regarding shareholder rights and shareholder proposals

[1] Effective December 4, 2025.
[2] Dr. Hannan rotated off the Nominations and Governance Committee upon becoming Compensation Committee Chair on August 26, 2025.

Creating and maintaining an effective Board

How we select our directors

HOW WE SELECT OUR DIRECTORS

Our Board is composed of individuals who, together, bring diverse backgrounds and possess the skills, experiences and perspectives that are ideally suited to guide Otis today and lead Otis forward. Our directors were all nominated for re-election following a thorough and rigorous process.

1	2	3	4
ESTABLISH QUALIFICATIONS FOR SELECTION AS A DIRECTOR	IDENTIFY PERSONS QUALIFIED TO SERVE AS DIRECTORS, CONSISTENT WITH APPROVED QUALIFICATIONS	REVIEW CANDIDATES IN LIGHT OF THE APPROVED QUALIFICATIONS	RECOMMEND A SLATE OF DIRECTOR CANDIDATES TO BE PROPOSED FOR ANNUAL ELECTION BY SHAREHOLDERS

STEP 1
Establish qualifications for selection as a director

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that any prospective director must possess. Recognizing that Otis must continually adapt to ever-changing business, social, environmental and other global dynamics, the Board also considers which skills, attributes and experiences are necessary to support Otis in executing its current strategy as well as to guide the company in the future. The qualifications used by the Board in selecting the nominees for directors are described under "Criteria for Board membership" and "Director skills and attributes" on pages 25-26.



STEP 2
Identify persons qualified to serve as directors, consistent with approved qualifications

The Chair, in consultation with the Nominations and Governance Committee and the Lead Director, is responsible for identifying candidates for the Board. The Board has delegated the screening and evaluation process for director candidates to the Nominations and Governance Committee, in consultation with the Chair and the Lead Director. The Nominations and Governance Committee also may engage search firms to assist in identifying and evaluating qualified candidates and to ensure that a large and diverse pool of potential candidates is being considered.



STEP 3

Review candidates in light of the approved qualifications

The Nominations and Governance Committee considers candidates recommended by directors, management and shareholders who meet the qualifications Otis seeks in its directors. Each candidate is reviewed to ensure that they meet the criteria for Board membership established by the Board. While objectivity and independence of thought are critical attributes for any nominee, the Board also considers whether the candidate satisfies the independence and other requirements for service on the Board and its committees in accordance with the rules of the NYSE and SEC.

Shareholder nominations. Shareholders may recommend nominees for consideration by advance notice or proxy access, pursuant to the procedures set forth in the Otis Bylaws and subject to the universal proxy rules under Exchange Act Rule 14a-19. See "Frequently Asked Questions About the 2026 Annual Meeting – How do I submit proposals and nominations for the 2027 Annual Meeting?" on page 106 for more information on shareholder nominations of directors for the 2027 Annual Meeting. Any properly made shareholder nominations are considered by the Nominations and Governance Committee.

Conflicts of interest. Directors must be loyal to and act in the best interests of Otis and our shareholders, thus avoiding conflicts of interest and any appearance thereof, as defined by applicable laws and as set forth in The Otis Absolutes. Candidates for Board membership must disclose all situations that could reasonably represent a conflict of interest.

Additional considerations for renomination

Change in principal responsibilities. If a director's principal employment or principal responsibilities outside of Otis change substantially, the director must offer to resign from the Board. The Nominations and Governance Committee will recommend to the Board whether the resignation should be accepted.

Service on other boards. A director may not serve on the boards of more than three other public companies in addition to the Otis Board. Additionally, the Nominations and Governance Committee will review the appropriateness of a director's continuing Board service if a director joins the board of a public company or for-profit company where a relationship between Otis and such other entity may affect the independence of the director, require disclosure or conflict with other legal requirements.

Retirement policy. Our Corporate Governance Guidelines require that directors will not stand for reelection and will retire from the Board as of the Annual Meeting of Shareholders following their attainment of age 75. The Board retains the authority to approve exceptions to this policy based on special circumstances. There are no fixed term limits for members of the Board.



STEP 4

Recommend a slate of director candidates to be proposed for annual election by shareholders

The individuals nominated for reelection to the Board at the Annual Meeting have served diligently, capably and vigorously in 2025. Each has been determined by the Nominations and Governance Committee and the Board to possess keen skills and attributes, and invaluable experiences necessary to strongly lead Otis into the future.

Criteria for Board membership

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that a prospective director must possess:

- Objectivity and independence in making informed business decisions
- Broad, senior-level experience to be able to offer insight and practical wisdom and contribute to the wide scope of the Board
- The highest professional and personal ethics and values in accordance with The Otis Absolutes
- Loyalty to the interests of Otis
- A commitment to enhancing long-term shareholder value
- A capacity to devote the time required to successfully fulfill a director's duties
- Alignment on the corporation's goals in the areas of health and safety, environment and impact, people and communities, and governance and accountability to drive value for our colleagues, customers, communities and other stakeholders.

All Board nominees meet the above criteria.

Recognizing that Otis and its strategy must continuously adapt to ever-changing global business and macroeconomic dynamics, the Board also considered which skills and attributes were necessary to support Otis in executing its current strategy and transformation agenda. As a result, the Board, on recommendation from the Nominations and Governance Committee, determined that it should be composed of individuals possessing one or more of the following skills and attributes, so that each crucial skill and attribute is adequately represented on the Board.

Director skills and attributes

 **Aftermarket sales & service**
Expertise in business models driven by aftermarket sales or recurring service revenue, including field-based operations with strong emphasis on colleague and public safety

 **Audit Committee financial expert**
Experience as a public accountant, auditor, controller, principal financial or accounting officer in line with the SEC definition of Audit Committee financial expert

 **Corporate governance**
Extensive understanding of governance frameworks, fiduciary responsibilities, and public company board and committee structures gained through governance-focused advisory work, service as a general counsel or other public company board director

 **Enterprise transformation**
Executive leadership experience guiding organizations through rapid business, strategy or operational change, including in response to external events, with a proven track record of driving innovative and optimized solutions to achieve strategic goals

 **Growth strategy**
Leadership experience identifying strategic growth opportunities and implementing market expansion initiatives, including strategic mergers and acquisitions, to enhance customer experience and drive sustained, profitable growth

 **Industrial & manufacturing**
Knowledge and experience in industrial or manufacturing sectors to critically evaluate our operations, product development and operational efficiencies

 **Leadership experience outside the United States**
Global executive experience, including international assignments, with deep fluency in global business practices and cross-cultural dynamics, strengthening Board oversight of risks and opportunities across worldwide customers and supply chains

 **Public company CEO**
Prior experience as chief executive officer of a public company with a practical understanding and oversight of large-scale organizations, strategic planning and driving growth to achieve strategic priorities

 **Risk management**
Leadership role requiring oversight and understanding of major business risk exposures, including financial, operational, compliance, reputational, strategic, regulatory, geopolitical, trade, cybersecurity or sustainability-related risks

 **Technology & innovation**
Experience driving implementation of new technological advancements and innovation to enhance operational capabilities, product offerings and customer experience

Board effectiveness

A strong and effective Board is the foundation of Otis' governance. The Board monitors and maintains its effectiveness through its interrelated Board governance practices. The Board's self-evaluation process allows it to improve its practices and policies to increase effectiveness. Continuous improvement includes understanding and staying current on industry, global, financial and other trends impacting the business. Otis' governance practices include robust onboarding and continuing education opportunities.

BOARD COMPOSITION

- Stringent director qualifications ensure high-quality and high-performing directors
- Retirement and overboarding policies support appropriate refreshment and focus
- Permissible range in Board size keeps the Board small enough to permit vigorous interaction while allowing for responsiveness to changing circumstances
- Independent Lead Director and majority independent Board support objective, independent governance

BOARD ENGAGEMENT

- Comprehensive management reporting occurs at Board and committee meetings
- Private sessions at every Board and committee meeting support candid discussions
- Committee oversight and reporting to the Board allow robust analysis and sharing of information
- Full access to management

Board effectiveness

BOARD EDUCATION

- Comprehensive onboarding education and training
- Full access to advisors and counsel
- Commitment to providing full range of continuing education offerings on various Board-relevant topics, including management-directed programming

BOARD GOVERNANCE AND ACCOUNTABILITY

- Competitive director compensation to help attract highly skilled individuals
- Each member of the Board expected to be a long-term Otis shareholder to align with shareholder interests
- Committee assignments managed to ensure appropriate and varied perspectives
- Annual elections, majority voting standard for uncontested elections and proxy access support accountability to shareholders

EVALUATION OF EFFECTIVENESS: BOARD SELF-EVALUATIONS

- The Nominations and Governance Committee oversees the design and implementation of an annual self-evaluation to assess the performance and effectiveness of the Board, its committees and the contributions of directors.
- The Lead Director and the Nominations and Governance Committee Chair jointly lead the self-evaluation process, which includes individual interview sessions with directors.
- Through written feedback and individual follow-up interviews, the directors provide an evaluation of the performance of the Board and the committees on which they sit, their own performance and the performance of the other directors on the Board as a whole. A summary of results identifying themes or issues that emerge from the self-evaluations are discussed in Board and committee private sessions without management.
- Results from self-evaluations are used to enhance the Board and governance practices and policies, as well as inform the Board's consideration of:
  - Board roles, including committee assignments and chair positions
  - Succession planning
  - Composition and refreshment objectives

Director continuing education

The Board endeavors to conduct at least one annual on-site visit to an Otis operating unit, factory or construction or customer site, giving directors a firsthand understanding of Otis' operations and providing an opportunity for colleagues and directors to interact. We also encourage our Board members to visit Otis branches, service centers and other facilities. In 2025, certain Board members visited branches, facilities and/or customer job sites in Albany, New York; Phoenix, Arizona; Hong Kong, SAR; San Sebastian, Spain; and Paris, France.

Additionally, directors also receive daily weekday news updates relevant to Otis and the broader elevator and escalator industry and participate in outside continuing education programs through organizations, including the National Association of Corporate Directors (NACD), Women Corporate Directors and others, on a variety of Board-relevant topics, including cybersecurity and AI oversight.

Director onboarding

As required by the Corporate Governance Guidelines, any new director will participate in an orientation program that will include:

- Sessions familiarizing directors with the roles and responsibilities of the Board, including topics tailored to each director's committee assignments
- Meetings with senior leaders to review the company's strategy, its business, financial statements, significant financial, accounting and risk management items, compliance programs and The Otis Absolutes, as well as the internal audit function and the independent auditor
- Attendance at a quarterly earnings call
- Meetings with key executives, including regional and functional area leaders, and an assigned Board Director mentor

Our Board nominees

The Board, on the recommendation of the Nominations and Governance Committee, has nominated for election the 10 individuals below, all of whom are current directors of Otis.

Biographical information

Each nominee's biography highlights the key skills and attributes on which the Board particularly relies, in addition to describing each director's significant work experience and service, and the standing committee(s) on which the nominee serves.

THOMAS A. BARTLETT



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2023

AGE: 67

BOARD COMMITTEES:
- **Audit**
- **Nominations and Governance**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **The Hartford (NYSE: HIG) (since 2025)**
- **ExlService Holdings, Inc. (Nasdaq: EXLS) (since 2024)**
- **American Tower Corporation (NYSE: AMT) (2020-2024)**
- **Blackstone Digital Infrastructure Trust Inc. (NYSE: BXDC)[1]**

KEY QUALIFICATIONS AND EXPERIENCES

- Aftermarket sales & service
- Audit Committee financial expert
- Corporate governance
- Enterprise transformation
- Growth strategy
- Leadership experience outside the U.S.
- Public company CEO
- Risk management
- Technology & innovation

Mr. Bartlett is a global executive and financial leader with over three decades of experience, including service as a public company CEO and CFO. He has led large-scale international expansion initiatives, overseen complex capital allocation strategies and driven innovation across technology-enabled, asset-intensive and service-focused businesses. His experience growing long-term contracted and subscription-based revenue platforms contributes to the Board's oversight of Otis' strategy to drive profitable service business growth.

- **Global growth strategy:** During his tenure as both President and CEO and previously CFO of American Tower Corporation, Mr. Bartlett led the company's operational expansion into over 20 international markets, significantly diversifying revenue streams and strengthening cash flow. Under his leadership, the company achieved an Investment Grade credit rating from all three major rating agencies and delivered cumulative total shareholder returns exceeding 500%. At Verizon Communications, he oversaw wireless and connectivity businesses spanning North America, Latin America, Europe and Asia, further strengthening his expertise in scaling global operations.

- **Technology leadership and digital infrastructure strategy:** Mr. Bartlett led American Tower's transformative $10.1 billion acquisition of CoreSite Realty Corporation, significantly expanding the company's data center capabilities and positioning it as a differentiated leader in the evolving digital infrastructure ecosystem. His experience integrating digital infrastructure assets and enhancing data-driven operational capabilities supports the Board's oversight of Otis' connected elevator platform, digital service tools and technology-enabled modernization initiatives.

- **Financial expertise and capital markets leadership:** As CFO of American Tower for more than a decade, Mr. Bartlett oversaw the company's financial strategy, global capital markets activity and disciplined capital allocation across a rapidly expanding international platform. His leadership strengthened the company's liquidity profile, funding flexibility and long-term value creation framework.

CAREER HIGHLIGHTS

American Tower Corporation (NYSE: AMT)
- President and CEO (2020-2024)
- EVP and CFO (2009-2020)

Verizon Communications, Inc. (NYSE: VZ)
- Corporate Controller and Treasurer (2006-2009)
- Senior leadership positions across operations, finance, global business units and Verizon's predecessor companies, including CEO of Iusacell and CEO of Verizon's Global Solutions (1984-2009)
- President and CEO, Bell Atlantic's International Wireless (1995-2000)
- Area President, Verizon U.S. wireless business, Northeast and Mid-Atlantic region (1991-1995)

Deloitte LLP
- Analyst and Certified Public Accountant (1981-1983)

---

[1] Director nominee; expected to serve on BXDC board of directors starting prior to completion of upcoming initial public offering of BXDC.

JEFFREY H. BLACK



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 71

BOARD COMMITTEES:
- **Audit (Chair)**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- Carter's, Inc. (NYSE: CRI) (since 2022)

KEY QUALIFICATIONS AND EXPERIENCES

- Audit Committee financial expert
- Corporate governance
- Enterprise transformation
- Risk management

Mr. Black has more than four decades of leadership experience spanning global accounting, enterprise risk governance and crisis management. Throughout his career advising large, multinational industrial companies, he has operated at the intersection of financial oversight, operational complexity and regulatory scrutiny, developing a disciplined, solutions-oriented approach to board governance. His experience strengthening audit committee effectiveness, overseeing enterprise-wide risk frameworks and leading through cyber incident resolutions enhances the Board and Audit Committee's oversight of Otis' financial integrity, operational resilience and global risk posture.

- **Finance, audit and accounting leadership:** As the Senior Partner and Vice Chairman of Deloitte, Mr. Black advised multinational industrial and manufacturing companies across highly regulated and operationally complex environments. He provided guidance on financial reporting, internal controls and leading audit committee governance practices. Mr. Black advised multiple audit committees of public companies and built and led Deloitte's Audit Committee training lab program, designed to enhance board and audit committee effectiveness and financial governance. Mr. Black is a Certified Public Accountant.

- **Risk management:** As former Chair of the Risk Committee of Deloitte's Board, Mr. Black oversaw enterprise-wide risk management across a global organization, including regulatory compliance, operational risk and data governance. He has extensive experience advising companies through complex regulatory matters, business disruptions and governance challenges.

- **Cybersecurity oversight:** Mr. Black has hands-on experience leading organizations through significant cyber incidents, coordinating management, legal advisors, insurers and forensic specialists to mitigate operational and financial impact. He maintains ongoing education in cybersecurity and emerging technology risks, including AI governance, to support effective board-level oversight. His practical incident-response experience and governance expertise strengthen the Board's oversight of cybersecurity, data protection and digital risk management across Otis' global footprint.

CAREER HIGHLIGHTS

Deloitte LLP
- Senior Partner and Vice Chairman (2002-2016)
- Member of Board of Directors (2004-2011)

Arthur Andersen, LLP
- Partner-in-Charge, Metro New York audit practice (1988-2002)

JILL C. BRANNON



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2023

AGE: 62

BOARD COMMITTEES:
- **Audit**
- **Nominations and Governance**

KEY QUALIFICATIONS AND EXPERIENCES

- Aftermarket sales & service
- Enterprise transformation
- Growth strategy
- Leadership experience outside the U.S.
- Technology & innovation

Ms. Brannon is a seasoned global executive with more than 30 years of experience leading customer-focused service organizations and driving disciplined, strategy-led revenue growth. As a senior executive at a Fortune 50 company, she has guided complex business and commercial strategy, sales execution and service-led growth initiatives, experience she brings to the Board's oversight of Otis' Service flywheel strategy and global manufacturing footprint.

- **Enterprise sales leadership at global scale:** As Chief Sales Officer at FedEx and a member of the company's Strategic Management Committee, Ms. Brannon leads global, customer-centric growth strategies and oversees a sales organization of more than 12,000 team members responsible for over $90 billion in worldwide revenue. She currently leads global sales initiatives tied to predictive analytics, logistics intelligence and data-driven supply-chain solutions, supporting FedEx's shift toward predictive orchestrated logistics capabilities.

- **Global expansion, M&A and integration leadership:** In her role as Senior Vice President of Sales for Europe, the Middle East, the Indian Subcontinent and Africa, Ms. Brannon led global acquisition, integration and market expansion efforts. She served on FedEx's International Leadership Council, which oversaw the €4.4 billion acquisition and integration of TNT Express, and played a central role in post-acquisition commercial alignment, network integration and customer retention across international markets.

- **Service-led growth and technological transformation:** As a key driver of FedEx's strategic and disciplined revenue growth, Ms. Brannon has guided the success of the One FedEx operating model, enabling enterprise integration, improved network performance and more disciplined revenue growth across operating companies. She also leads customer-facing digital transformation initiatives, including the global Sales rollout of FedEx Surround®, an AI-powered monitoring solution that enhances global supply-chain visibility and service performance.

CAREER HIGHLIGHTS

FedEx Corporation (NYSE: FDX)
- EVP, Chief Sales Officer (since 2019)
- SVP, FedEx Express – Europe, Middle East, India & Africa (2015-2019)
- SVP, International Sales, FedEx Services (2006-2015)
- Various leadership roles, FedEx Services – Roadway Package System (FedEx Ground) – Roadway Express (1985-2006)

NELDA J. CONNORS



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2022

AGE: 60

BOARD COMMITTEES:
- **Audit**
- **Compensation**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **Carnival Corporation (NYSE: CCL) (since 2024)**
- **ConocoPhillips Company (NYSE: COP) (since 2024)**
- **Zebra Technologies Corporation (Nasdaq: ZBRA) (since 2022)**
- **Baker Hughes Company (Nasdaq: BKR) (2020-2024)**
- **Boston Scientific Corporation (NYSE: BSX) (2009-2024)**
- **BorgWarner, Inc. (NYSE: BWA) (2020-2022)**
- **EnerSys Corporation (NYSE: ENS) (2017-2021)**

KEY QUALIFICATIONS AND EXPERIENCES

- Audit Committee financial expert
- Corporate governance
- Growth strategy
- Industrial & manufacturing
- Leadership experience outside the U.S.
- Risk management
- Technology & innovation

Ms. Connors brings deep expertise in global operations, engineering-driven businesses, capital allocation and complex supply chain environments from her more than three decades of senior executive leadership experience across the industrial and investment sectors. Her background leading large-scale manufacturing enterprises and aftermarket service platforms, combined with advising global public companies on strategic growth initiatives, provides a valuable perspective to the Otis Board on innovation, international expansion and long-term value creation.

- **Financial expertise and capital markets leadership:** Ms. Connors served as President and CEO of Atkore International, then the Electrical and Metal Products division of Tyco International, which she led through its separation from Tyco and successfully positioned for its 2010 initial public offering. In this role, she had full operational oversight of a business generating approximately $2.5 billion in revenue. She also brings significant experience in financial stewardship, disciplined capital deployment and value creation as the CEO and Founder of her own private equity investment firm, where she regularly evaluates investment opportunities and guides portfolio companies through the execution of growth initiatives.

- **Global manufacturing and operational excellence:** Ms. Connors' global leadership career includes senior roles at Eaton Corporation, where she led the Asia-Pacific fluid power operations and commercial vehicle divisions. In these roles, she managed complex, asset-intensive manufacturing environments, international supply chains and multi-regional operations, providing firsthand experience relevant to Otis' global manufacturing network and field operations. Through her international assignments, Ms. Connors has worked in Japan, Germany and China, providing her with global operational insights.

- **Technology, automation and innovation:** Throughout Ms. Connors' extensive public company board service, she has overseen significant technological innovation, including as an independent adviser to the Nissan Motor Corporation board where she guided the implementation of Nissan NEXT – a multiyear strategic plan focused on product prioritization, electrification and advanced driver-assistance technologies. While serving as a director on BorgWarner's board, she oversaw the company's integration with Delphi Technologies, a $3.3 billion acquisition, which significantly accelerated the company's electrification strategy.

CAREER HIGHLIGHTS

Pine Grove Holdings, LLC
- Founder, Chair and CEO (since 2011)

Nissan Motor Corporation (OTCMKTS: NSANY)
- Adviser to U.S. Board of Directors (2020-2023)

Atkore International, Inc. (NYSE: ATKR)
- President and CEO (2008-2011)

Eaton Corporation (NYSE: ETN)
- Senior operational and general management leadership positions (2002-2008)
- VP and General Manager, Clutch Division, Truck Group (2007-2008)
- VP and General Manager, Hydraulics Operations, Fluid Power Group – Asia-Pacific (2004-2007)

Ford Motor Company (NYSE: F)
- Director, Parts Supply and Logistics – Europe (1998-2001)

Various executive and management positions at **Chrysler Corporation** and **Mogami Denki** (1990-2002)

KATHY HOPINKAH HANNAN



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 64

BOARD COMMITTEES:
- **Compensation (Chair)**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **Annaly Capital Management, Inc. (NYSE: NLY) (since 2019)**

- **Ginkgo Bioworks (NYSE: DNA) (2022-2025)**

- **Carpenter Technology Corporation (NYSE: CRS) (2022-2023)**

KEY QUALIFICATIONS AND EXPERIENCES

- Audit Committee financial expert
- Corporate governance
- Growth strategy
- Risk management

Dr. Hannan has over 25 years of executive leadership experience spanning global finance, human capital strategy, enterprise risk and corporate governance. She has helped multinational organizations navigate regulatory compliance, operational transformation, supply chain optimization and strategic change while sustaining performance and strengthening resilience. Her breadth of experience supports the Board's oversight of Otis' global growth strategy, disciplined financial management, risk governance and long-term talent priorities.

- **Global finance, tax and audit leadership:** During her career at KPMG, including as Global Lead Partner, Dr. Hannan led large-scale international engagements for tax, audit and advisory clients in the global industrial and manufacturing sector. She held senior national and global leadership roles, managing complex business units with full P&L responsibility and leading multidisciplinary teams across corporate, international and state and local tax, as well as M&A and valuation services. She also led transformational initiatives to rebuild and enhance key functional disciplines within KPMG's tax practice, reinforcing operational effectiveness and long-term performance.

- **Human capital management oversight:** As Vice Chair of Human Resources at KPMG, Dr. Hannan led the firm's North American workforce strategy, including recruitment, retention, leadership development and total rewards. Across her board and executive roles, she has advanced people-focused transformations and strengthened governance frameworks to support culture, workforce performance, succession planning and sustained growth.

- **Enterprise risk management and corporate governance:** Dr. Hannan has advised global industrial companies on cost discipline, supply chain effectiveness and operational transformation. As a public company director, she helped guide Ginkgo Bioworks through a strategic shift toward a more scalable, service-oriented model. At Annaly Capital Management, she enhanced enterprise risk oversight by strengthening cybersecurity governance, including implementation of a cyber-risk reporting dashboard to improve Board-level visibility and accountability. She actively participates in ongoing board education programs focused on technology-related risk oversight.

CAREER HIGHLIGHTS

KPMG LLP
- Global Lead Partner, Senior Advisor for Board Leadership Center and National Leader Total Impact Strategy (2015-2018)
- National Managing Partner of Corporate Responsibility (2009-2015)
- Midwest Area Managing Partner, Tax Services (2004-2009)
- Vice Chairman, Human Resources (2000-2004)

CHRISTOPHER J. KEARNEY



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 70

BOARD COMMITTEES:
- **None**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **Nucor Corporation (NYSE: NUE) (since 2008)**
- **United Technologies Corporation (former NYSE: UTX) (2018-2020)**
- **SPX FLOW, Inc. (former NYSE: FLOW) (2015-2017)**
- **Polypore International, Inc. (former NYSE: PPO) (2012-2015)**
- **SPX Corporation (NYSE: SPXC) (2004-2016)**

KEY QUALIFICATIONS AND EXPERIENCES

- Aftermarket sales & service
- Corporate governance
- Enterprise transformation
- Growth strategy
- Industrial & manufacturing
- Public company CEO
- Risk management
- Technology & innovation

Mr. Kearney has a proven record of leading large-scale portfolio transformations, driving global expansion efforts and executing operational improvement initiatives across international industrial and manufacturing organizations, from his more than 30 years of senior leadership experience. He has led complex carve-outs, implemented disciplined capital allocation strategies and driven innovation-focused, enterprise-wide performance improvements to generate long-term shareholder value.

- **Enterprise transformation and disciplined M&A portfolio shaping:** Over more than 18 years with SPX Corporation, culminating as Chief Executive Officer, Mr. Kearney led a comprehensive enterprise transformation that included reshaping the company into a focused, higher-margin power and energy infrastructure platform generating more than $5 billion in revenue. Through rigorous capital allocation, active portfolio management and operational integration, he enhanced strategic coherence and improved performance. His leadership culminated in the successful spin-off of SPX FLOW – then an approximately $2.5 billion revenue business with approximately 8,000 employees – positioning both companies for long-term value creation.

- **Global expansion and international operations:** As the CEO of SPX Corporation and then SPX FLOW, Mr. Kearney led the company's global operations across 35 countries, with commercial reach in over 150 countries. He refined the company's operating model, expanded higher-value service and aftermarket offerings, and reinforced performance and reliability standards across mission-critical industrial systems. Under his leadership, the organization enhanced supply chain effectiveness, drove productivity improvements and strengthened customer engagement across complex regulatory and geographic environments.

- **Industrial technology and innovation expertise:** Mr. Kearney has a strong track record of leveraging technology to drive measurable performance improvement, enhancing data transparency and embedding continuous improvement across operations. Notably, as CEO of SPX Corporation, he spearheaded a company-wide cultural transformation that embedded technology and data-driven decision-making at the core of value creation, advancing digital capabilities, modernizing commercial and aftermarket platforms and aligning innovation investments with clear return objectives and operational performance metrics.

CAREER HIGHLIGHTS

Eagle Marsh Holdings, LLC
- Managing Partner (since 2017)

SPX FLOW, Inc. (former NYSE: FLOW)
- Non-Executive Chairman (2016-2017)
- Chairman, President and CEO (2015)

SPX Corporation (NYSE: SPXC)
- Chairman, President and CEO (2007-2015)
- President and CEO (2004-2007)

JUDITH F. MARKS



CHAIR, CEO & PRESIDENT

DIRECTOR SINCE: 2020

AGE: 62

BOARD COMMITTEES:
- **None**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **Caterpillar, Inc. (NYSE: CAT) (since 2023)**
- **Hubbell, Inc. (NYSE: HUBB) (2016-2020)**

KEY QUALIFICATIONS AND EXPERIENCES

- Aftermarket sales & service
- Corporate governance
- Enterprise transformation
- Growth strategy

- Industrial & manufacturing
- Public company CEO
- Risk management
- Technology & innovation

Ms. Marks contributes vast global industrial leadership experience across global enterprises. A proven operator and transformation leader, she has guided complex organizations through digital modernizations, enterprise transformation and sustained operational performance improvement. As President and CEO of Otis, she led the company's successful launch as an independent public company and now oversees its 72,000 colleagues, supporting 2.5 million service portfolio units across over 200 countries and territories. Her deep insights into Otis' growth strategy, operating model, culture and competitive landscape provide the Board with a valuable perspective on long-term value creation opportunities and strategic execution priorities.

- **Digital innovation and customer-focused modernization:** Ms. Marks has accelerated Otis' digital transformation, including the global rollout of the Otis ONE IoT platform, which applies predictive analytics and real-time data across over 1 million connected elevators to improve uptime, service productivity and customer experience. Earlier in her career, she led technology-driven businesses, including as CEO of Siemens Government Technologies, where she advanced electrification, automation and digital solutions, and at Dresser-Rand, where she championed the deployment of complex digital systems and analytics to deliver measurable performance improvements.

- **Aftermarket sales, service leadership and strategic transaction integration:** As CEO of Siemens' Government Technologies business, Ms. Marks oversaw service-oriented solutions supporting complex customer operations. She played a key role in the 2014 successful integration of Dresser-Rand following its $7.6 billion acquisition by Siemens AG, strengthening the combined aftermarket service footprint and aligning field service, parts and lifecycle solutions across the global energy offerings.

- **Industrial, manufacturing and global operations leadership:** In senior leadership roles at Lockheed Martin, Ms. Marks led business units focused on transportation, security and systems integration, driving advanced solutions across civil, aviation and government markets in the United States, United Kingdom and Australia. She has overseen large-scale production environments, complex supply chains and stringent regulatory frameworks, demonstrating disciplined operational management in highly technical, safety-critical industries.

CAREER HIGHLIGHTS

Otis Worldwide Corporation (NYSE: OTIS)
- President and CEO (since 2019)
- President (2017-2019)

Siemens AG (OTCMKTS: SIEGY)
- CEO, Siemens USA and Dresser-Rand (2016-2017)
- EVP, New Equipment Solutions, Dresser-Rand, a Siemens business (2015-2016)
- President and CEO, Siemens Government Technologies (2011-2015)

Lockheed Martin (NYSE: LMT)
- VP, Strategy and Business Development, Electronic Systems (2009-2011)
- President, Distribution Technologies, and President, Transportation & Security Solutions (2001-2009)

MARGARET M. V. PRESTON



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 68

BOARD COMMITTEES:
- **Nominations and Governance (Chair)**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **McCormick & Company (NYSE: MKC) (since 2003)**

KEY QUALIFICATIONS AND EXPERIENCES

- Audit Committee financial expert
- Corporate governance
- Growth strategy
- Leadership experience outside the U.S.
- Risk management

With more than four decades in global financial management, investment banking and client-focused financial services, Ms. Preston offers the Board extensive financial and operational leadership. She leverages her deep background in board governance, regulatory oversight and risk management to strengthen Board effectiveness, succession planning and governance frameworks. Her informed judgment in navigating transformative M&A transactions, cross-border integrations and compliance requirements enable her to provide rigorous oversight of global operations and sustainable business growth.

- **Integrated financial, operational and strategic growth:** In her current role as Managing Director at an investment management firm, Ms. Preston supports the oversight of a portfolio valued at several billion dollars in assets under management. At TD Bank, Ms. Preston built the largest wealth management franchise across the Bank's U.S. footprint. She drove new business development and client retention, expanding the firm's strategic referral network and scaling the wealth management platform to several billion in assets under management over three years, demonstrating her ability to align governance, performance metrics and growth objectives.

- **Finance, investment and M&A growth strategy:** As Managing Director and Regional Executive of Bank of America's U.S. Trust, Ms. Preston was part of a leadership team that guided the $50 billion merger and integration with Merrill Lynch. Earlier, as CFO of Deutsche Bank's Global Private Bank, she led the cross-border integration of financial controls, governance frameworks and operating structures to ensure business continuity upon the acquisition of Bankers Trust.

- **Global market leadership and risk management:** Ms. Preston has led large-scale financial organizations across the United States and Europe, including Germany and the United Kingdom, with responsibility for P&L management, regulatory compliance and financial controls in highly regulated environments. Her international leadership experience and service on public company boards equip her to provide informed oversight of global operations, complex regulatory frameworks, enterprise risk management and succession planning

CAREER HIGHLIGHTS

Cohen Klingenstein, LLC
- Managing Director (since 2021)

TD Bank, N.A. (NYSE: TD)
- SVP and Managing Director, Northern U.S. Regional Wealth Leader (2014-2019)

Bank of America (NYSE: BAC)
- Managing Director and Regional Executive, Private Wealth Management, U.S. Trust (2006-2014)

Mercantile Safe Deposit & Trust Company
- EVP, Wealth Management and Investments (2002-2006)

Deutsche Bank AG
- Various leadership roles at Deutsche Bank and its predecessor companies, including CFO, Deutsche Bank Global Private Bank, Senior Business Development Office, Private Bank in America and COO, Investment Banking in the Americas (1983-2002)

SHELLEY STEWART, JR.



INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2020

AGE: 73

BOARD COMMITTEES:
- **Compensation**
- **Nominations and Governance**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **Clean Harbors, Inc. (NYSE: CLH) (since 2022)**
- **Kontoor Brands, Inc. (NYSE: KTB) (since 2019)**

KEY QUALIFICATIONS AND EXPERIENCES

- Aftermarket sales & service
- Enterprise transformation
- Industrial & manufacturing
- Risk management

Mr. Stewart is an experienced global senior leader with more than two decades of experience building, scaling and transforming global procurement and supply-chain organizations at some of the world's largest industrial companies with important aftermarket businesses. As a hands-on operator and enterprise transformation leader, he has overseen multi-billion-dollar global spend, strengthened supply-chain resilience, and delivered sustained cost, productivity and performance improvements. His deep operational expertise and proven track record overseeing strategic transactions provide valuable insight into the oversight of Otis' long-term performance, global operating footprint and enterprise risk profile.

- **Enterprise transformation and strategic transactions:** At DuPont, Mr. Stewart led procurement, global sourcing and logistics, as well as real estate and facilities services. He played a significant role in the 2017 DowDuPont merger, helping to deliver approximately $1 billion in synergy savings, and supported the strategic planning and organizational design that enabled the successful, industry-transforming separation of Dow, DuPont and Corteva in 2019.

- **Supply chain, procurement and operational excellence leadership:** Mr. Stewart joined Tyco as Vice President of Supply Chain Management, where he oversaw approximately $20 billion in procurement spend, built the company's global supply chain organization and drove more than $1 billion in procurement cost reductions over three years. He later served as Senior Vice President of Operational Excellence and Chief Procurement Officer, with enterprise-wide responsibility for supply chain, information technology, facilities, real estate, trade compliance and Lean Six Sigma initiatives.

- **Global operations and international risk oversight:** During his 19-year tenure at United Technologies, including as Director of Worldwide Sourcing, Mr. Stewart managed approximately $14 billion in spend, achieved $1 billion in savings over three years and reduced the supplier base by approximately 50%. In these roles, he supported worldwide manufacturing and supply chain operations and oversaw related geopolitical, regulatory and real-estate footprint risks. Across his career, he has streamlined global supply-chain operations spanning Europe, Asia and North America.

CAREER HIGHLIGHTS

Bottom Line Advisory LLC
- Managing Partner (since 2018)

E. I. du Pont de Nemours and Company (NYSE: DD)
- VP, Sourcing and Logistics and Chief Procurement Officer (2012-2018)

Tyco International plc (former NYSE: TYC)
- SVP, Operational Excellence, Chief Procurement Officer (2005-2012)
- VP, Supply Chain Management (2003-2005)

Invensys Ltd. (former LSE: ISYS)
- SVP, Supply Chain (2002-2003)

Raytheon Corporation (NYSE: RTX)
- VP, Supply Chain (2000-2002)

United Technologies Corporation (former NYSE: UTX)
- Director, Worldwide Sourcing; various leadership and operations positions at UTC subsidiaries including Norden Systems, Inc. and Hamilton Sunstrand (1982-2000)

JOHN H. WALKER



INDEPENDENT LEAD DIRECTOR

DIRECTOR SINCE: 2020

AGE: 68

BOARD COMMITTEES:
- **Compensation**

OTHER PUBLIC COMPANY DIRECTORSHIPS:
- **O-I Glass, Inc. (NYSE: OI) (2019-2024)**
- **Nucor Corporation (NYSE: NUE) (2008-2023)**
- **United Continental Holdings, Inc. (Nasdaq: UAL) (2002-2016)**
- **Delphi Corporation (former NYSE: DLPH) (2005-2009)**

KEY QUALIFICATIONS AND EXPERIENCES

- Corporate governance
- Enterprise transformation
- Growth strategy
- Industrial & manufacturing
- Public company CEO
- Risk management

Mr. Walker is a global industrial and manufacturing enterprise leader, with more than three decades of leadership expertise in enterprise transformation, operational turnarounds, growth strategy and sustained value creation. As CEO, he has led numerous industrial and steel companies, including metal businesses specializing in copper, steel and aluminum manufacturing. His background provides the Board with a valuable oversight perspective on global supply chain dynamics, productivity optimization, leading employee safety practices and profitable global expansion.

- **Enterprise transformation and rigorous financial leadership:** As CEO of Global Brass and Copper, Mr. Walker led the company through significant operational improvements and strategic repositioning initiatives, strengthening the company's market leadership and successfully positioning its $88.5 million initial public offering. Previously, as CEO of Weirton Steel Corporation, he successfully navigated the company through a highly volatile operating environment and restructuring process, restoring stability and enhancing long-term competitiveness in a cyclical industry.

- **Manufacturing strategy and industry-relevant operational performance:** Mr. Walker's executive leadership across industrial companies with safety-critical operations has equipped him with deep expertise in driving operational excellence, disciplined cost structures and productivity enhancements through evolving market environments. His expertise includes leading the expansion and strategic repositioning of a company's aftermarket business, increasing the proportion of recurring, service-related revenue and strengthening earnings durability.

- **Corporate governance and risk oversight:** With more than 20 years of public company board experience, Mr. Walker brings strong capabilities in board effectiveness, risk oversight, succession planning and governance best practices across global organizations. He has served on boards during periods of market disruption and transformation, providing balanced judgment and a pragmatic, multi-stakeholder perspective that supports long-term strategic execution and disciplined risk management.

CAREER HIGHLIGHTS

Global Brass and Copper Holdings, Inc. (former NYSE: BRSS)
- Executive Chairman (2013-2014)
- CEO (2007-2014)

The Boler Company
- President and CEO (2003-2006)

Weirton Steel Corporation (former NYSE: WS)
- CEO (2001-2003)

Nominee skills and attributes matrix

We are proud of the breadth, depth and diversity of skills and expertise that our Board possesses. No one skill is more important than the other, and the strength of our Board and committees comes from its collective perspectives. The chart below and the biographical information for each director nominee above illustrate the range of key skills, attributes and areas of expertise represented on our Board. The absence of a "•" for a particular skill or attribute does not mean the director is unable to contribute to the decision-making process in that area.

	Bartlett	Black	Brannon	Connors	Hannan	Kearney	Marks	Preston	Stewart, Jr.	Walker
Aftermarket sales & service	●		●			●	●		●	
Audit Committee financial expert	●	●		●	●			●		
Corporate governance	●	●		●	●	●	●	●		●
Enterprise transformation	●	●	●			●	●		●	●
Growth strategy	●		●	●	●	●	●	●		●
Industrial & manufacturing				●		●	●		●	●
Leadership experience outside the U.S.	●		●	●				●		
Public company CEO	●					●	●			●
Risk management	●	●		●	●	●	●	●	●	●
Technology & innovation	●		●	●		●	●			
Gender Identity	Male	Male	Female	Female	Female	Male	Female	Female	Male	Male
African American or Black				●					●	
Alaskan Native or Native American					●					
White	●	●	●			●	●	●		●

Director independence

Objectivity and independence of thought are critical attributes for all our Board members, enabling our Board as a whole to respect and consider the broad range of viewpoints offered by our diverse directors. To further ensure that our directors are guided by independent thought and interest, the Board, under the Corporate Governance Guidelines, requires that a substantial majority of directors be independent in accordance with applicable law and the listing standards of the NYSE.

Independence determinations by the Board are further guided by the Board's Director Independence Policy (available at www.otisinvestors.com/governance/governance-documents). In accordance with the policy, a director is considered independent if the Board makes an affirmative determination, after consideration of all relevant facts and circumstances, that the director does not have a material relationship with Otis (other than as a director) either directly or as a partner, shareholder or executive officer of another entity that has a relationship with Otis. When assessing the materiality of a director's relationship with Otis, the Board considers the issue both from the director's standpoint and from that of persons or organizations affiliated with the director.

Before joining the Board and annually thereafter, the Nominations and Governance Committee conducts an assessment for each nominee and director that considers all known relevant facts and circumstances about relationships bearing on the independence of the nominee/director. This assessment is based on a questionnaire completed by the nominee/director, as well as company information about sales and purchases of products and services in the ordinary course of business, as well as other transactions, between Otis (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination. The assessment also examines relationships that may affect heightened independence standards that apply to members of the Audit Committee and the Compensation Committee.

> Following its assessments in connection with the nomination of the 10 incumbent directors to the Board at the 2026 Annual Meeting, the Nominations and Governance Committee has concluded, and the Board affirmatively determined, that all of the directors – other than Judith F. Marks, who is employed by Otis as Chief Executive Officer – are independent under Otis' Director Independence Policy and the NYSE listing standards. This is because none of the directors, other than Ms. Marks, has a business, financial, family or other relationship with Otis that is considered material.

Board engagement

Board and committee attendance

Throughout 2025, the Board members engaged in robust and frequent interaction among themselves as well as with Otis senior management, key personnel and advisors. Each Board member participated actively, contributing unique and varied perspectives that allowed the Board as a whole to provide comprehensive and well-reasoned guidance to Otis.

Our Board and its committees met frequently in 2025.

	2025 MEETINGS	
Board	5	
Audit Committee	7	**99%** attendance
Compensation Committee	6	
Nominations and Governance Committee	4	

All of our directors are expected to virtually attend the 2026 Annual Meeting.

Engagement with management

The Board engaged continuously with management throughout 2025. Management was present at each Board and committee meeting, providing opportunities for formal and informal interactions. Throughout the year, certain directors met with management relative to committee work and to provide support and offer guidance relative to areas of expertise. The Corporate Governance Guidelines provide that each Board member has full access to Otis management.

Regular, thorough and clear communication with management is supported by the following practices adopted by the Board:

- **Meeting agendas and material.** The Lead Director and the chairs of each committee meet with the Chair and CEO and key management to develop streamlined and informative materials and presentations for Board and committee meetings.
- **Intermeeting updates.** In addition to the materials provided in connection with Board and committee meetings, management regularly provides the Board updates on business operations, key customer engagements, communication with investors, sustainability topics and other key initiatives, such as cybersecurity controls, through written communications and in-depth conversations.
- **Resource material.** Board members receive a daily weekday summary of industry-related and Otis-specific news.

Engagement with shareholders

At Otis, active, year-round dialogue with our shareholders is a cornerstone of our long-term shareholder value creation strategy. We view shareholder feedback as a critical input when evaluating changes to our strategy, governance, compensation and business stewardship practices. This dialogue supports the Board's ability to effectively anticipate emerging investor priority areas, strengthen investor trust and maintain accountability in a rapidly evolving market environment.

To better understand investor perspectives and take meaningful actions to address shareholder concerns in 2025, the Board determined to do an expanded, stewardship-focused shareholder engagement program in both of the Spring and Fall. These conversations informed key governance and compensation program changes that we believe are directly responsive to shareholder feedback and reinforce our commitment to transparency and leading governance practices. They also reflected shareholders' alignment with Otis' overall strategy and support for our CEO's leadership.

2025 SHAREHOLDER ENGAGEMENT PROGRAM OVERVIEW

Management met with **~80% of our top 50 active shareholders**, representing ~35% of shares outstanding

Management met with **~60% of our top 100 active shareholders**, representing **~40% of shares outstanding**

Invited 31 of our top investors, representing **~52% of shares outstanding** to engage in Fall stewardship meetings

Conducted 26 investor meetings, representing **~40% of shares outstanding** to discuss priority governance and compensation topics

Majority of stewardship-focused meetings were led by the Compensation Committee Chair and/or Independent Lead Director

SHAREHOLDER ENGAGEMENT:			
Who		**How**	**Resources**
External • Institutional investors • Sell-side analysts • Prospective and current bondholders • Proxy advisory firms • Rating agencies	**Otis** • Executive management • Senior leadership • Investor Relations • Members of the Board	• Quarterly earnings calls • Sell-side conferences • Stewardship-focused engagements • One-on-one and group meetings (in person and virtual) • Frequent outreach by and inbound engagement with Otis Investor Relations	• www.otisinvestors.com • Quarterly earnings publications • Annual proxy statements • Annual reports • Annual Meetings of Shareholders • Marketing publications • SEC filings • Disclosures to various rating agencies • Voluntary sustainability report Connect & Thrive

Our shareholders raised a broad range of priority topics, with key themes and corresponding responsive actions, as appropriate, summarized below. For additional details on compensation-focused actions implemented in response to shareholder discussions, please see the Shareholder Engagement section in the Compensation Discussion and Analysis disclosure on pages 51-53.

Shareholders conveyed appreciation for our continued transparency in maintaining an active investor dialogue, which we look forward to continuing going forward.

Key Feedback Theme	Board Response
Special Off-Cycle CEO Grant Expressed preference of shareholders to avoid special off-cycle awards	**Commitment Not to Grant Off-Cycle Awards to Incumbent CEO** The Compensation Committee is making a commitment **not** to grant any future off-cycle awards to our CEO, Judy Marks; for other executive officers, future off-cycle awards will only be granted in rare and exceptional circumstances. The Committee reaffirms that off-cycle grants are not our regular practice and may only be appropriate in special circumstances.
Succession Planning Focused on understanding the Board's approach to overseeing executive succession	**Enhanced Disclosure on Board Succession Planning Oversight Process** Executive succession planning remains a top oversight priority for the Board. This year's Proxy Statement includes enhanced disclosure related to the Board's oversight of succession planning for the CEO and other senior executive roles on page 15.
Political Contributions Advised the company to balance appropriate transparency in light of its limited political engagement	**Expanded Proxy Disclosure on Political Contributions Practices** The Board addressed this topic during stewardship-focused engagements. Investors we spoke with did not consider a standalone report necessary, due to the company's limited political contributions (less than $10,000 annually), and many conveyed that such a report would not be an effective use of company resources. Instead, shareholders expressed support for enhanced proxy disclosure on our political contribution practices, which they viewed as sufficient to address their preference for more detailed information. The expanded disclosure can be found on page 18 of this Proxy Statement.
Sustainability Strategy Complimented by shareholders for our existing disclosures and close integration of our sustainability priorities with our core business strategy	**Safety and Talent Programs Among Key Board Focus Areas** We appreciated the positive feedback on our existing safety initiatives and human capital management oversight, both of which are integral to our growth strategy. The Board continues to ensure that these programs are embedded within our broader business strategy, reviewing safety and elements of human capital management at every Board meeting, reinforcing our commitment to operational excellence and long-term shareholder value creation.

COMMUNICATING WITH THE OTIS BOARD OF DIRECTORS

- Shareholders and other interested persons may send communications to the Board, the Chair, the Lead Director or one or more independent directors by contacting the Corporate Secretary's Office by mail or email to the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.

- Communications relating to Otis' accounting, internal controls, auditing matters or business practices also may be submitted pursuant to the various reporting channels set forth on our website at www.otis.com/en/us/our-company/ethics-compliance/reporting-channels.

- Communications relating to Otis' accounting, internal controls, auditing matters or business practices will be reviewed by the Global Ethics & Compliance Office and reported to the Audit Committee pursuant to the Corporate Governance Guidelines. All other communications will be reviewed by the Corporate Secretary and reported to the Board, as appropriate, pursuant to the Corporate Governance Guidelines.

- Shareholders and other interested persons may contact Otis' Investor Relations by phone or email using the number and address provided on the Otis website at www.otisinvestors.com/resources/contact-us.

Compensation of directors

Pay structure

Our non-employee director compensation program is designed to enable continued attraction and retention of highly qualified directors and to recognize the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

Annual retainer for non-employee directors

Each year, our Board reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Compensation Committee's independent compensation consultant, and upon recommendation of the Nominations and Governance Committee, the Board did not make any changes to the program for 2025.

Under the Board of Directors Deferred Stock Unit Plan (the "Board DSU Plan"), non-employee Board members are compensated for their service as directors in the form of an annual retainer, payable in cash and equity as described below. The Lead Director, the chairs of each standing committee and the members of the Audit Committee receive an additional annual retainer to recognize the additional time and responsibility associated with their roles.



60% Deferred stock units **40% Cash**

DIRECTOR RETAINERS HAVE SIGNIFICANT EQUITY COMPONENT

40% of the annual retainer is payable in cash, and the remaining 60% is payable in deferred stock units ("DSUs"), although a director may elect instead to receive up to 100% of the retainer in DSUs. The significant equity component aligns directors' interests with those of our shareholders. DSUs are vested when granted and are settled in accordance with a director's deferral election.

Role	Cash (40%) ($)	Deferred Stock Units (60%) ($)	Total ($)
All Directors (Base Retainer)	124,000	186,000	310,000
Incremental amounts above Base Retainer:[1]			
Lead Director	14,000	21,000	35,000
Audit Committee Chair	10,000	15,000	25,000
Audit Committee Member	6,000	9,000	15,000
Compensation Committee Chair	8,000	12,000	20,000
Nominations and Governance Committee Chair	8,000	12,000	20,000

[1] Directors in multiple leadership roles receive incremental compensation for each role.

Annual retainers are paid in advance each year following the Annual Meeting of Shareholders. New directors joining the Board between an Annual Meeting of Shareholders and the end of September will receive 100% of the annual retainer. New directors joining the Board between October and the next Annual Meeting will receive 50% of the annual retainer for the year they joined the Board, payable in advance upon joining the Board.

Deferred stock units

After non-employee directors leave the Board, their DSUs are converted into shares of our common stock, payable either in a lump sum when they leave the Board or in 10- or 15-year installments in accordance with the director's prior election. When we pay a dividend on our common stock, each current or former non-employee director holding DSUs is credited with additional DSUs equal in value to the dividend paid on the corresponding number of our shares.

Director stock ownership requirements

Each non-employee director is required to own Otis common stock to align their interests with those of our shareholders and promote sound corporate governance.

Role	Stock ownership requirement
Executive Chair (if applicable)	**5X** annual base salary
Non-employee director	**5X** annual base cash retainer

Directors must achieve the required stock ownership level within five years of joining the Board. If a director does not meet the ownership requirement within this five-year period, the director is not permitted to sell shares of Otis until the director achieves the required ownership level. For purposes of determining stock ownership, we count common stock directly or indirectly owned by our non-employee directors or their family members residing in the same household, restricted stock units ("RSUs") and DSUs. Stock ownership guidelines for our executives are described on page 66.

Former UTC director

Mr. Kearney was a director of United Technologies Corporation ("UTC", now RTX Corporation, "RTX") prior to the spin-off of Otis from UTC into a separate, publicly traded company on April 3, 2020 (the "Separation") and, as a result of the conversion of certain UTC awards in connection with the Separation, he now holds vested DSUs and vested deferred RSUs in all three of the post-Separation companies. The obligation to pay these awards was assumed by Otis under our Board DSU Plan. Upon separation from service, Otis DSUs and vested deferred Otis RSUs will be distributed in shares of our common stock, while DSUs and RSUs initially granted in respect of stock of the other two companies will be distributed in cash.

2025 non-employee director compensation

The following table provides information on the compensation paid to our non-employee Board members in 2025. Ms. Marks, who, as CEO of the company, is also an employee, receives no additional compensation for her service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Thomas A. Bartlett	130,000	195,000	25,000	350,000
Jeffrey H. Black	134,000	201,000	–	335,000
Jill C. Brannon	–	325,000	–	325,000
Nelda J. Connors	–	325,000	25,000	350,000
Kathy Hopinkah Hannan[4]	135,000	195,000	25,000	355,000
Shailesh G. Jejurikar[5]	–	330,000	–	330,000
Christopher J. Kearney	124,000	186,000	–	310,000
Margaret M. V. Preston	–	330,000	25,000	355,000
Shelley Stewart, Jr.	124,000	186,000	25,000	335,000
John H. Walker	–	345,000	25,000	370,000

[1] Mses. Brannon, Connors and Preston and Messrs. Jejurikar and Walker elected to receive additional DSUs in lieu of the cash portion of the annual retainer.

[2] The dollar values set forth under "Stock Awards" consist of the grant date fair value of DSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU awards has been calculated in accordance with the Compensation – Stock Compensation Topic of the FASB ASC 718, using assumptions described in Note 11: Employee Benefit Plans to the Consolidated Financial Statements to our 2025 Form 10-K. The number of DSUs credited to each director for their annual retainer(s) was calculated by dividing the value of the award by $97.86, the closing price of our common stock on May 15, 2025, which was the date of our 2025 Annual Meeting and the date of grant. DSU awards vest on the grant date but the shares underlying the awards are not distributed until the director leaves the Board. The aggregate number of awards outstanding for each director other than Mr. Jejurikar can be found in the table on page 98. The number of DSUs held by Mr. Jejurikar as of December 31, 2025, was 24,495.369.

[3] Amounts in this column represent matching contributions to eligible nonprofit organizations under our matching gift program that covers non-employee directors as well as Otis colleagues. Under this program, we make matching contributions up to $25,000 per year.

[4] Dr. Hannan received an additional annual retainer of $5,000 in recognition of her service as Compensation Committee Chair since August 26, 2025.

[5] Mr. Jejurikar resigned from the Board effective September 9, 2025.

Executive compensation

Proposal 2:
Advisory vote to approve executive compensation

What am I voting on?

We seek a non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation discussion and analysis" section beginning on page 48 and the accompanying compensation tables on pages 74-85. This vote is commonly known as "Say-on-Pay," and is advisory and not binding on Otis or the Board. However, the Board and the Compensation Committee will consider the outcome of the vote in making future executive compensation decisions.

Why should you vote for this proposal?

We encourage you to read the "Compensation discussion and analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. As described on page 53, our executive compensation program is guided by the following four principles:

- **Attract, retain and motivate top talent.** We aim to provide competitive pay packages designed to ensure our ability to attract and retain high-caliber leadership and the skilled workforce we need to enable business success.
- **Drive performance.** Our programs are designed with pay for performance as a core tenet. We aim to incentivize and reward strong company performance and ensure tangible linkages between individual contributions and company success outcomes.
- **Reinforce core values.** Our compensation and benefits programs are designed to drive fair and equitable pay globally in line with Otis' values.
- **Ensure shareholder alignment.** We seek to align the interests of our executives with those of our shareholders by ensuring a large portion of executive pay opportunity is delivered in the form of performance-based equity.

Our Board recommends that shareholders vote FOR the following resolution:

"Resolved, that the shareholders approve the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the executive compensation tables, and other executive compensation disclosures in this Proxy Statement."

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

A Message from our Compensation Committee

Dear Fellow Shareholders,

We Are Engaged, Listening and Responding to Our Shareholders

As members of the Compensation Committee of Otis, we see it as our responsibility to attract, retain and grow the talent we need to successfully lead the world's preeminent manufacturer, installer, servicer and modernizer of elevators and escalators. As an iconic brand with a rich history, our goal is to maximize value for our shareholders over the long term. We recognize the central and strategic role that well-designed and effective pay programs play in aligning our leaders' goals and outcomes with those of our shareholders.

Following the disappointing Say-on-Pay vote result at last year's annual meeting, our Committee took a series of actions to address shareholder concerns. We engaged in a search and retained new independent advisors to help guide our actions and assist with a comprehensive review of all aspects of the company's executive compensation programs. These fresh perspectives, coupled with our new Committee Chair and a robust shareholder outreach and engagement plan, enabled us to focus our efforts on directly soliciting and responding to our shareholders.

Of our 26 investor engagements in 2025, 18 of them occurred since last year's annual meeting in direct response to the 2025 Say-on-Pay vote. On behalf of the Board of Directors, we would like to thank our shareholders for the candid feedback we received during these 18 engagement meetings since last year's annual meeting, a majority of which were led by our Committee Chair Dr. Hannan and/or our Independent Lead Director, Mr. Walker. As we discussed during these engagements, our Committee has been laser-focused on hearing and appropriately responding to these critical perspectives. As we will outline and report in the sections that follow, we have taken specific actions to directly address the input provided and reinforce our commitment to ensuring the strongest possible linkages between the interests and pay outcomes of our executives with the returns delivered to our shareholders.

Responsive Actions

Across our numerous shareholder conversations since last year's annual meeting, the primary feedback we heard was that while our shareholders continued to express strong overall support for our structural compensation programs and design, the 2025 Say-on-Pay vote outcome was related specifically and narrowly to the granting of one-time equity awards in 2024 to certain Named Executive Officers (NEOs), primarily our CEO, Judy Marks. As a result of these direct comments, additional feedback on the welcoming of greater transparency into leadership succession and assessment processes, and reflective of the Committee's ongoing commitment to optimizing the alignment of our executive pay programs with shareholder outcomes, our Committee and the full Board have taken the following responsive actions:

- **Commitment to discipline in granting equity awards**. The Compensation Committee will not grant any future off-cycle equity awards to our incumbent CEO, Judy Marks; and for other executive officers, no future off-cycle awards will be granted except in rare and exceptional circumstances
- **Further shareholder accountability with PSU awards**. Beginning in fiscal year 2026, performance stock units are subject to a negative TSR cap which will limit PSU payouts to 100% when absolute three-year cumulative period TSR is negative, irrespective of relative TSR positioning, to further reinforce alignment with our shareholders' experience
- **A new Short-Term Incentive design to enhance alignment with evolving business priorities**. Beginning in fiscal year 2026, the Committee has shifted to a more holistic approach by removing the ESG performance multiplier and individual multipliers from the STI program for top leadership and replacing them with a single comprehensive strategic scorecard, applicable to all executives
- **Enhanced disclosure on the Board's succession planning process**. In this Proxy Statement, we have provided enhanced disclosure on the Board's involvement in the succession planning process for the CEO role, as well as the broader Executive Leadership Group, which focuses on having a robust internal pipeline augmented by external scans

As a result of our enhanced shareholder outreach program and the actions we have taken to respond to the specific feedback we received, the Committee is confident that our refreshed executive pay program is better aligned with our stated strategic objectives and shareholders' interests, while also enhancing simplicity and transparency.

We thank you for your continued support and investment in Otis. We are committed to continuing the two-way dialogue via meaningful proactive outreach to ensure alignment with our shareholders on executive compensation matters.

Sincerely,

The Compensation Committee

Compensation discussion and analysis

This Compensation discussion and analysis (''CD&A'') describes our executive compensation philosophy and the compensation provided to our NEOs for 2025.

Who we are

We are the world's leading company for elevator and escalator manufacturing, installation, service and modernization. We serve customers in over 200 countries and territories, employ approximately 72,000 Otis colleagues and have been in business for over 172 years. From 1976 to April 2020, we were a business unit of UTC. In April 2020, 100 years after we first listed our common stock on the NYSE, we once again became an independent public company listed on the NYSE as a result of the Separation.

Introduction

In the discussion that follows, we provide:

- A description of key performance highlights and evolution of our compensation program
- An explanation of our executive compensation philosophy and governance practices
- An overview of our executive compensation programs
- A review of the compensation decisions made for our NEOs
- The factors considered in making those decisions

Named Executive Officers

Our NEOs for 2025 were:



Judith F. Marks
Chair, Chief Executive Officer
and President



Sally Loh
President, Otis Greater China



Cristina Méndez
Executive Vice President &
Chief Financial Officer



Tracy Embree[3]
Former President, Otis Americas



Peiming (Perry) Zheng[1]
Former Executive Vice President &
Chief Product, Delivery and
Customer Officer



Enrique Miñarro Viseras[2]
Executive Vice President & Chief Operating
Officer

[1] Mr. Zheng departed the company upon his retirement on February 28, 2026.

[2] During 2025, Mr. Miñarro Viseras served as President, Otis EMEA, from January 1, 2025 to April 30, 2025, and President, Otis EMEA & Latin America for the remainder of the 2025 calendar year, and was appointed Executive Vice President & Chief Operating Officer effective January 16, 2026.

[3] Ms. Embree served as our President, Otis Americas, until April 30, 2025, and Executive Vice President, Workstream Design & Integration, from May 1, 2025 to June 30, 2025, at which time she departed the company. See "Embree Separation" on page 69 for more information.

Executive summary

2025 performance highlights

At Otis, our executive compensation programs are designed to drive sustainable growth and shareholder value by aligning the interests of our executives with those of our shareholders. While macroeconomic conditions remained dynamic in 2025, including shifting global trade policies, we continued to deliver attractive financial results due to the strength of our leadership and resilience of our Service-driven strategy. Key highlights from the year include the following:

- We grew Service organic sales 5%, expanded GAAP and adjusted operating profit margins by 70 and 40 basis points, respectively, grew adjusted diluted earnings per share ("EPS") by 6% (GAAP EPS decreased by 14%), and generated $1.6 billion in operating cash flow and approximately $1.6 billion in adjusted free cash flow.[1]

- We returned approximately $1.5 billion to our shareholders, including more than $800 million through share repurchases.

- We achieved modernization orders growth of 26% and ended the year with modernization backlog up 30% at constant currency.[1]

- We increased our industry-leading maintenance portfolio by 4% to approximately 2.5 million units.

[1] As defined more fully in Appendix A on pages 108-111, Otis refers to non-GAAP sales as organic sales, non-GAAP operating profit as adjusted operating profit, non-GAAP cash flow as adjusted free cash flow, non-GAAP diluted earnings per share as adjusted diluted EPS and non-GAAP backlog changes at constant currency. Appendix A also provides a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures.

As the following pages demonstrate, our compensation outcomes reflect these strong results and the alignment of our total rewards strategy with business performance.

Compensation best practices

We are committed to designing executive compensation programs that motivate executives to achieve sustained company performance while mitigating risks and ensuring strong corporate governance practices. Our programs emphasize clear alignment between realized pay and shareholder value creation, incorporate rigorous performance metrics and reflect ongoing shareholder feedback. Below is a summary of best practices that we have implemented and practices that we avoid with the intent of serving the best interests of our shareholders.

What we do	What we don't do
• Pay for performance • Conduct shareholder outreach and consider investor feedback when evaluating executive compensation design • Set challenging performance goals aligned with short- and long-term business objectives • Annually assess our executive compensation programs to ensure that they do not encourage imprudent risk-taking • Maintain strong clawback provisions • Use an independent compensation consultant • Maintain robust stock ownership requirements • Require our Executive Leadership Group ("ELG") members, where permitted by law, to sign non-competition and non-solicitation agreements	• Allow hedging or pledging of our stock • Reprice, backdate or spring-load equity awards • Vest equity on a single-trigger basis on a change-in-control • Provide excessive severance • Provide change-in-control excise tax gross-ups • Provide significant perquisites • Include evergreen provisions in our Long-Term Incentive ("LTI") program

2025 Say-on-Pay vote, shareholder outreach and engagement

Shareholder engagement overview

Understanding the issues that are important to our shareholders is critical to ensuring that the company addresses their interests in a meaningful and effective manner, and is foundational to good corporate governance. Otis engages with shareholders on a regular basis throughout the year to discuss a range of topics, including performance, strategy, capital allocation, executive compensation, corporate governance and sustainability. The company recognizes the value of taking shareholders' views into account. Dialogue and engagement with shareholders help set goals and expectations for performance and help identify emerging issues that may affect corporate governance, compensation practices and other aspects of strategy and operations.

Shareholder Engagement in 2025		
Shareholder engagement during 2025 was robust. The company's shareholder outreach and engagement take many forms:		
The company participates in numerous sell-side conferences and analyst meetings, holds its own Investor Day, and meets one-on-one with shareholders in a variety of contexts and forums.	As part of Otis' governance-focused shareholder engagement program, independent members of the Board and senior members of management participate in shareholder meetings to discuss a range of matters, including executive compensation, corporate governance and sustainability.	In addition, the company's Chair and Chief Executive Officer and Chief Financial Officer, as well as other senior leaders, hosted one-on-one or small-group shareholder meetings to discuss business, strategy, financial performance and capital allocation, while seeking shareholder feedback.

2025 Say-on-Pay vote and related engagement

Our annual Say-on-Pay vote provides an important forum for our shareholders to share their perspectives on our executive compensation practices, and Otis has historically received strong support on these votes. The results of the 2025 Say-on-Pay vote fell short of our expectations and were inconsistent with our prior average Say-on-Pay investor support of approximately 89% since becoming an independent public company. In response, the Committee carefully evaluated the vote outcome and actively solicited shareholder input and, as a result, adopted changes to both the structure of our compensation program and the related disclosures and go-forward commitments. The Committee believes these actions have improved the alignment between executive compensation, our strategic priorities and shareholder interests, while also improving the program's simplicity and transparency.

As detailed below, we undertook a multi-phased investor outreach program, beginning with discussions leading up to our 2025 Annual Meeting and followed by more extensive engagement in response to the 2025 Say-on-Pay vote.



May 2025 — Spring 2025 "In-season" Engagement → **May 15, 2025** — 2025 Annual Meeting → **Nov – Dec 2025** — Fall 2025 "Off-season" Engagement → **Dec 2025 – Jan 2026** — Board Consideration of Shareholder Feedback → **Feb 2026** — Board Responds to Shareholder Feedback → **May 27, 2026** — 2026 Annual Meeting

May 2025 – May 2026
Board Consideration of Shareholder Feedback

As part of our continued commitment to transparent and constructive engagement with shareholders, we conducted eight discussions with investors leading up to last year's annual meeting and, following the results of the 2025 Say-on-Pay vote, we conducted an additional 18 post-Annual Meeting discussions with investors holding more than 25% of our outstanding shares. These outreach efforts were overseen and actively supported by the Board's independent Lead Director and the Compensation Committee Chair, who personally led meetings with 11 such shareholders. Each engagement also included members of senior management, including our Executive Vice President & General Counsel, along with representatives from our investor relations, compensation and legal functions.

Post-2025 Annual Meeting Engagement, by the Numbers:

We reached out to 31 shareholders representing:



52% of shares Outstanding

We engaged with 18 shareholders representing:



25% of shares Outstanding

Independent Lead Director or Compensation Committee Chair led:



61% of Engagement Meetings

Across our proactive engagement efforts throughout 2025, our substantive conversations with shareholders covered a variety of compensation- and governance-related topics, in addition to company strategy and business performance:

2025 performance highlights	**Off-cycle equity awards**	**Succession planning**
Service-driven business model	**PSU grant design**	**Board skills & refreshment**
Customer centricity & profitability	**Short-term incentive program**	**Political contributions**

Shareholder feedback received from these meetings was shared with the entire Board and helped to inform the company's decision-making process regarding executive compensation, corporate governance, sustainability and disclosure-related matters. The following are the areas of discussion and feedback most consistent in our dialogue with our shareholders:

- Shareholders confirmed that the 2025 Say-on-Pay vote driver was primarily an isolated event specifically resulting from the off-cycle equity awards granted to our CEO and certain NEOs in 2024.
- Shareholders relayed strong confidence in Judy Marks' leadership as CEO and in Otis' overall performance-oriented pay program.
- Shareholders communicated a preference for a simpler annual incentive program, providing improved transparency to investors specifically in the areas of any individual performance criteria.
- Shareholders expressed an interest in the Board's succession planning process, both for the CEO as well as the broader Executive Leadership Group.
- Shareholders discussed the 2025 shareholder proposal on political contributions which failed to receive majority support, with acknowledgement that a separate report is not an effective use of company resources given Otis' limited level of political contributions.

Our Board conducted an in-depth review of the shareholder feedback provided in 2025 to develop an appropriate response to the 2025 Say-on-Pay vote, evaluating actions both in terms of potential changes to practices and disclosure, as described in further detail in the table below.

Investor Engagement Topics	Company Actions and Perspectives
Off-Cycle Equity Awards *Concerns with the off-cycle equity awards granted to our CEO and certain NEOs in 2024*	✓ The Compensation Committee will not grant any future off-cycle equity awards to our CEO, Judy Marks ✓ For other executive officers, no future off-cycle awards will be granted, except in rare and exceptional circumstances
PSU Grant Design *While investors did not express any material concerns regarding our annual PSU program, they welcomed our proposal to enhance accountability to shareholders with go-forward PSU awards*	✓ Beginning with the company's 2026 annual LTI grants, PSU awards are subject to a negative TSR cap which limits PSU payouts to 100% when absolute three-year cumulative period TSR is negative, irrespective of relative TSR positioning
Short-Term Incentive Plan Design *Preference for a simpler and more strategic short-term incentive program, while providing improved transparency to investors*	✓ Beginning in fiscal year 2026, the Committee has shifted to a more holistic approach by removing the ESG performance multiplier and individual multipliers from the short-term incentive program for top leadership and replacing them with a comprehensive and consistent strategic scorecard, applicable to all executives, which provides our investors with greater context to assess goal rigor and achieved results
Succession Planning *Interest in additional disclosure regarding the Board's involvement in the succession planning process, both for the CEO as well as the broader Executive Leadership Group*	✓ Executive succession planning remains a top oversight priority for the Board, ensuring that the company is ready for both planned and emergency-style transitions for all executives ✓ To be responsive to our investors' views, we have provided added disclosure in this Proxy Statement regarding the Board's oversight of executive succession planning (see page 15)

Executive compensation philosophy

Our executive compensation philosophy, which applies to all our executives, including our NEOs, has four guiding principles that we believe are critical to our success:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT	**DRIVE PERFORMANCE**	**REINFORCE CORE VALUES**	**ENSURE SHAREHOLDER ALIGNMENT**
Provide a market-competitive mix of fixed and at-risk pay and benefit programs designed to attract, retain and motivate top talent globally	Incentivize and reward strong company performance by linking a substantial portion of compensation to measurable results that support both near-term execution and long-term value creation	Design programs that promote fair and equitable outcomes globally and align with our core values	Establish and maintain well-governed programs that create long-term value for our shareholders and executives

To support these principles, we take the following actions:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT

We benchmark our programs and target pay (base salary, Short-Term Incentive ("STI") and LTI awards) to be competitive in the markets in which we compete for talent. Our programs also include competitive benefits to promote physical, mental and financial well-being.

DRIVE PERFORMANCE

Our compensation programs are designed to ensure that a significant portion of compensation opportunity is variable and based on a mix of company and individual performance.

We offer meaningful upside opportunity in both our STI and LTI programs for achieving superior performance.

We use performance goals aligned with business objectives to drive both near- and long-term success.

We retain discretion to increase or decrease compensation based on individual performance.

REINFORCE CORE VALUES

We regularly review compensation to ensure it is appropriate and equitable.

We consider results and how those results were achieved in setting and approving compensation.

We emphasize the importance of adhering to The Otis Absolutes of Safety, Ethics and Quality, and maintain clawback provisions and discretion to reduce compensation where appropriate.

ENSURE SHAREHOLDER ALIGNMENT

Our STI and LTI programs use financial performance measures that correlate well with shareholder value.

The value of our LTI is tied to our performance on both an absolute and relative basis, reinforcing alignment with shareholder experience.

We maintain strong stock ownership requirements with hedging and pledging prohibitions.

How we make pay decisions and assess our programs

Roles and responsibilities

COMPENSATION COMMITTEE

Oversees our programs

- Reviews our executive compensation practices and policies to ensure alignment with company performance and shareholder interests
- Reviews and approves our clawback provisions
- Annually reviews a risk assessment of our compensation policies, plans and practices
- Assists the Board in its oversight of our human capital management
- Establishes and determines the satisfaction of performance goals for our STI and LTI programs
- Reviews and approves our compensation peer group
- Recommends the CEO's compensation to the Board
- Reviews and approves the CEO's recommendations for pay changes for ELG members and executive officers and makes adjustments, as appropriate
- Annually reviews compliance with stock ownership requirements
- Reviews and approves executive compensation program design changes
- Considers shareholder input regarding executive compensation decisions and policies
- Engages independent compensation consultant

CEO

Provides selective input to the Compensation Committee

- Considers the performance of ELG members and executive officers, market benchmarks, internal equity and retention risk when determining compensation recommendations
- Presents the Compensation Committee with recommendations for each principal element of compensation for other ELG members (including the other NEOs) and executive officers
- Has no role in the determination of her own compensation

INDEPENDENT COMPENSATION CONSULTANT

Provides expert, objective advice and support to the Compensation Committee

The independent compensation consultant provides technical expertise, market analyses, strategic insights and trend data to assist the Compensation Committee on program design and compensation decision-making.

MANAGEMENT

Provides insights, context and perspectives to support Compensation Committee decision-making

Management collaborates closely with the Compensation Committee and its independent compensation consultant to ensure programs are compelling, fair, competitive and aligned with the company's goals and talent strategies.

Independent compensation consultant

Effective August 1, 2025, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. Prior to that date, Pearl Meyer served as the Compensation Committee's independent compensation consultant. Pearl Meyer did not provide any services to the Compensation Committee following August 1, 2025.

FW Cook advises the Compensation Committee on a variety of subjects, including compensation plan design and trends, benchmarking data and related matters. FW Cook reports directly to the Compensation Committee, participates in meetings as requested and communicates with the Compensation Committee Chair between meetings as necessary. The Compensation Committee has the sole authority to modify or approve the nature and scope of the consultant's services, terminate its engagement and hire a replacement or an additional consultant at any time. The Compensation Committee conducts annual evaluations of its independent consultant's performance.

The Compensation Committee reviewed FW Cook's qualifications, independence and any potential conflicts of interest and determined that FW Cook qualified as an independent consultant. In making this determination, the Compensation Committee considered, among other factors: (i) that FW Cook does not provide other services to, or receive other fees from, Otis; (ii) the amount of fees Otis paid as a percentage of FW Cook's total revenue; (iii) the policies and procedures adopted by FW Cook to prevent conflicts of interest; (iv) any business or personal relationship of the FW Cook consultant with any member of the Compensation Committee; (v) any Otis stock owned by the FW Cook consultant; and (vi) any business or personal relationship of the FW Cook consultant or FW Cook with any Otis executive officer.

Our compensation peer group

HOW WE USE PEER GROUP DATA

The Compensation Committee regularly assesses the competitiveness of Otis' executive compensation programs by comparing them to the compensation programs of U.S. publicly traded companies that make up our compensation peer group (the ''Peer Group''). Survey data from a broader range of companies also is used for insight into general compensation trends and to supplement Peer Group data when necessary and appropriate. The Compensation Committee evaluates each compensation element relative to the market median for each ELG member's and NEO's role and makes adjustments based on its assessment of other factors that it determines to be relevant, including Otis' and individual performance, job scope, retention risk, internal pay equity and tenure. Peer group data is used as one of several reference points and does not itself determine compensation outcomes.

HOW OUR PEER GROUP WAS CONSTRUCTED

The Compensation Committee annually reviews the Peer Group and makes updates as needed to align with the established criteria and the company's strategy. In determining the Peer Group, the Compensation Committee selects public companies that are similar to Otis in terms of industry and business profile, company size (with a focus on appropriate revenue and market capitalization ranges), global operational complexity and pay practices. In addition, the Compensation Committee considers companies that investors use to evaluate our business and performance.

When selecting the 2025 Peer Group in September 2024, the Compensation Committee determined that the Peer Group previously identified continues to be appropriate and reflective of Otis' size, business profile and competitive landscape. The Peer Group for 2025, therefore, remained unchanged from 2024 and consisted of the following 17 companies:

Carrier Global Corporation	Illinois Tool Works Inc.	Stanley Black & Decker, Inc.
Cummins Inc.	Johnson Controls International plc	TE Connectivity Ltd.
Dover Corporation	Lear Corporation	Trane Technologies plc
Eaton Corporation plc	Motorola Solutions, Inc.	Wabtec Corporation
Fluor Corporation	Parker Hannifin Corporation	Western Digital Corporation
Fortive Corporation	Rockwell Automation, Inc.	

For 2026, the Compensation Committee replaced Fortive Corporation with Ingersoll Rand Inc. in the Peer Group to ensure the group continues to reflect companies with comparable size and scale.

Elements of our 2025 executive compensation program

In the table below, we identify each of the key elements of our executive compensation program for 2025 and describe the key characteristics of the element, why we pay the element, and how the amount of the element was determined.

Compensation Element	Key Characteristics	Why We Pay It	How the Amount Is Determined
Base Salary	Fixed amount payable in cash	Required for attracting and retaining top talent in a competitive market	Reflects job scope and responsibilities, experience, market value and individual performance
Short-Term Incentive (STI)	Variable compensation payable in cash, based on the achievement of rigorously preestablished annual financial goals, the Compensation Committee's assessment of Otis' achievement of ESG objectives and individual performance Amount payable can range from 0% to 200% of the NEO's target incentive, which is a percentage of the NEO's salary	Aligns compensation with annual performance results and drives the achievement of those results	The STI target percentage is determined based on a market analysis of each NEO's role. We design our STI program to provide competitive annual incentive payments if target goals are achieved, to provide above-target payments if these goals are exceeded, and to provide below-target payments or no payments if the target goals are not achieved. In addition, individual performance is considered when determining STI payments.
Long-Term Incentive (LTI)	Ties variable compensation to our stock price and, in the case of PSUs, the achievement of the underlying financial performance metrics and our relative total shareholder return ("TSR")	Aligns the interests of our executives with shareholders and provides the opportunity for upside potential based on stock price appreciation and the achievement of long-term financial goals Encourages long-term company performance and serves to retain talent	Bases target grant values on job scope and responsibilities, experience, market value and individual performance

Our 2025 compensation mix

To support our executive compensation philosophy, our NEO compensation mix is weighted heavily toward at-risk compensation within our STI and LTI programs. The following shows the relative weightings of the salary, target STI award and target annual LTI compensation awarded to Ms. Marks and our other NEOs in 2025 (excluding Ms. Embree who ceased employment with Otis in June 2025).



CEO Mix

8.4%
15.1%
76.5%

■ Salary ■ STI ■ LTI

CEO Mix – 91.6% at-risk compensation



NEO Mix

18%-23%
16%-19%
58%-65%

■ Salary ■ STI ■ LTI

NEO Mix – 77%-82% at-risk compensation

To determine these percentages, we used the base salaries and STI targets in effect at year-end and the target grant date value of the 2025 Otis annual LTI awards.

Base salary

When determining base salaries, we generally target the market median. However, actual salaries may vary from the median based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity. Based on the above considerations, effective April 1, 2025, each of our NEOs, other than Mses. Marks and Loh, received merit-based salary increases ranging from 2.9% to 3.9%, as set forth in the table below. Ms. Marks' salary was not adjusted due to competitive positioning, and Ms. Loh's base salary was not adjusted due to local market dynamics.

Ms. Méndez's and Mr. Miñarro Viseras' base salaries are determined in USD and then converted to Swiss francs and euros, respectively, using a five-year average exchange rate, which is refreshed quarterly.

	2024 Year-end Salary Rate ($)	Salary/ Merit Increase ($)	2025 Base Salary ($)	Percentage Increase (%)
J. Marks	1,400,000	0	1,400,000	0.0
C. Méndez	770,000	30,000	800,000	3.9
P. Zheng	700,000	20,000	720,000	2.9
E. Miñarro Viseras	700,000	20,000	720,000	2.9
S. Loh[1]	681,261	0	681,261	0.0
T. Embree	700,000	20,000	720,000	2.9

[1] Calculated using the December 31, 2025, exchange rate (Singapore to U.S. dollar conversion rate of 0.77858).

STI compensation

We are committed to providing a market-competitive compensation program designed to motivate and reward key talent. In furtherance of this objective, we provide an STI program that rewards our executives, including our NEOs, based on annual financial results, the Compensation Committee's assessment of company-wide performance against ESG objectives, and individual performance. The program balances regional and global company-wide goals and aligns our NEOs on key performance goals critical to our near-term and long-term success.

Under the STI program design, Mses. Marks and Méndez and Mr. Zheng were rewarded based on the achievement of our company-wide performance goals, while our region NEOs, Mses. Loh and Embree (for the period she served as President, Otis Americas) and Mr. Miñarro Viseras, were rewarded based on a combination of region performance goals (50% weighting) and our company-wide performance goals (50% weighting). With respect to the period during which she served as Executive Vice President, Workstream Design and Integration, Ms. Embree was rewarded based solely on the achievement of company-wide performance goals.

The graphic below illustrates the 2025 STI design for our NEOs:



15%
New Equipment & modernization orders

15%
Net portfolio unit growth

30%
Adjusted free cash flow

40%
Otis adjusted net income/ Region operating profit

Payout factor
Otis HQ: 100% Otis overall
Region: 50% Region/50% Otis overall

For 2025, the Compensation Committee made targeted refinements to the STI metrics to enhance alignment with the company's strategic priorities and evolving business mix. The orders metric was expanded from New Equipment only to include modernization, reflecting the growing contribution of modernization to sustainable growth. In addition, organic sales was replaced with net portfolio unit growth to provide a clearer measure of underlying demand and portfolio-adjusted growth. These refinements preserve the overall structure of the STI program while reflecting the company's evolving business and growth priorities.

ESG performance multiplier

For 2025, as in 2024, the Compensation Committee determined to include an ESG multiplier in our executive STI plan with an outcome of +/-10% to be applied to the calculated STI payout factor. Following year-end 2025, the Compensation Committee, in consultation with the Nominations and Governance Committee, conducted a holistic review of in-year progress in each of our four ESG focus areas – Health & Safety, Environment & Impact, People & Communities and Governance & Accountability – to inform its overall value assessment. Based on this assessment, the Compensation Committee approved a multiplier of +8% out of a maximum of 10%.

The table below summarizes an inexhaustive list of 2025 performance outcomes as we pursue and execute on sustainable strategies that support our strategic business objectives and drive value for our stakeholders.

Select performance outcomes

- Continued focus on our commitment to achieve a zero-harm workplace through a series of internal campaigns, safety programs, audits and training reinforcement efforts

- Experienced two subcontractor fatalities and nine serious injuries globally; approximately 95% of people leaders globally engaged within five business days of the fatalities as a part of Significant Safety Event program aimed at learning from and preventing serious incidents

- Achieved outlined decarbonization and emissions reduction objectives, making our operations more efficient and sustainable

- Achieved record high colleague engagement scores and continued community engagement/volunteering focus to help attract and retain the best talent on the market and cultivate the next generation of Otis' workforce

- Continued focus on governance and accountability and operationalizing global functional models

Financial performance goals

The table below describes why we chose our financial performance goals, how the relative weightings were chosen and how the targets were determined. It also provides information on the minimum and maximum payout levels. Refer to Appendix B on page 112 for information on how these goals are defined and calculated.

	Adjusted Net Income/Operating Profit	Adjusted Free Cash Flow (FCF)	Net Portfolio Unit Growth	New Equipment and Modernization Orders Growth
Why the performance goal was chosen by the Compensation Committee	Net income reflects the operational and financial performance of management's impact on the business, without considering share repurchases, to motivate the focus on operational performance. Adjusted net income was chosen for corporate-level NEOs because it includes items such as tax and interest, which are measured and influenced at the corporate level. Operating Profit was chosen for our region NEOs because they can most directly influence this measure.	FCF performance measures our ability to generate cash to fund our operations, strategic initiatives, pay down debt, reward our shareholders and invest in acquisitions.	Net Portfolio Unit Growth is a key indicator of underlying demand and activity across our business and reinforces a focus on disciplined profitable growth that supports future service revenue and long-term value creation.	New Equipment and Modernization Orders are essential in laying the foundation for future or multiyear growth. This goal helps ensure management balances short- and long-term performance objectives.
How the relative performance goal weightings were determined	The Compensation Committee continued to maintain a significant focus on Net Income (40%) and FCF (30%), which are key metrics for our business. To encourage growth, it set each of Net Portfolio Unit Growth and New Equipment and Modernization Orders Growth at 15%.			
How the targets were determined	The targets for 2025 were set at levels that build upon the 2024 results achieved. The 2025 Net Income target was approximately 5.4% greater than the 2024 STI program Net Income result. The 2025 FCF target was 1.8% greater than the 2024 STI program FCF result. The 2025 Net Portfolio growth target was set at 4.1% on top of 4.2% growth in 2024. The 2025 New Equipment and Modernization Orders growth target was set at 1.9% in a stabilizing New Equipment market.			
How the threshold and maximum thresholds were determined	The thresholds reflect the minimum levels at which the Compensation Committee believes payouts should be made. The maximums were set at levels that the Compensation Committee determined to have required exceptional performance in order to justify a 200% payout.			

The 2025 STI target percentages were unchanged from those in effect at the end of 2024 for Mses. Méndez, Loh and Embree, and Messrs. Zheng and Miñarro Viseras. Ms. Marks' target increased from 160% to 180% of her base salary to ensure that her STI target remained competitive externally. The 2025 STI target percentages are provided below:

	Target % of Base Salary
J. Marks	180
C. Méndez	100
P. Zheng	90
E. Miñarro Viseras	90
S. Loh	85
T. Embree	90

Our STI program provides the Compensation Committee with the ability to make adjustments to the STI financial performance payout factors to account for material, unforeseen circumstances beyond management's control that affected financial performance results relative to the preestablished goals, including certain nonrecurring charges and credits unrelated to operating performance. No adjustments were made for 2025.

The following table shows the company-wide performance goals, the payouts at maximum, target and threshold performance levels, and the adjusted STI results and associated payout factors before the application of the ESG multiplier and any individual performance adjustment.

Performance Goals[1]	Adjusted Net Income ($M)		Adjusted Free Cash Flow (FCF) ($M)		Net Portfolio Unit Gain (K units)		New Equipment and Modernization Orders Growth %		Total Payout %
	Goal $	Payout %	Goal $	Payout %	Goal Units	Payout %	Goal %	Payout %	
Maximum	1,697	80	1,700	60	107	30	12	30	200
Target	1,648	40	1,600	30	97	15	2	15	100
Threshold	1,566	20	1,500	15	88	7	(8)	7.5	50
2025 Actual Results[2]	1,577	23	1,583	27	87	0	6	21	72

The final 2025 STI financial payout factors for Mr. Miñarro Viseras and Ms. Loh were 69% and 46%, respectively, based on a combination of their respective region's financial payout factor (50% weighting) and the company-wide financial payout factor (50% weighting). The final 2025 STI financial payout factor for Ms. Embree was 76%, based on (i) her region's financial payout factor (50% weighting) and the company-wide financial payout factor (50% weighting) for the period she served as President, Otis Americas, and (ii) the company-wide financial payout factor for the period she served as Executive Vice President, Workstream Design & Integration.

[1] Refer to Appendix B on page 112 for the definitions of the Performance Goals and Appendix A on pages 108-111 for a reconciliation of our non-GAAP financial measures and GAAP financial measures. For the purposes of 2025 STI, Adjusted Net Income was calculated at constant currency.

[2] The sum of the Performance Goal Payouts differs from the Total Payout due to rounding.

DETERMINATION OF 2025 INCENTIVE PAYMENTS

Payments under our STI program are determined based on a combination of financial results against preestablished targets, as well as the NEO's individual performance. They can range from 0% to 200% of the NEO's target STI percentage.



The 2025 STI payments for each of our NEOs are shown below. Ms. Embree was eligible for a prorated 2025 STI payment pursuant to the terms of the Severance Plan.

	Salary ($)	Target STI %	Financial Performance Payout Factor %	Overall ESG Multiplier	Individual Performance Payout Factor %	STI Payment ($)
J. Marks	1,400,000	180	72	1.08	100	1,965,600
C. Méndez	912,281	100	72	1.08	100	707,402
P. Zheng	720,000	90	72	1.08	100	505,000
E. Miñarro Viseras	766,832	90	69	1.08	100	518,166
S. Loh	681,261	85	46	1.08	100	289,632
T. Embree	720,000	44.6	76	1.08	100	263,496

The base salaries in effect at year-end were used to calculate the STI payments. STI payment amounts and payout factors were rounded. For consistency with the values reported in the "Summary Compensation Table," Ms. Méndez's salary was converted from Swiss francs to U.S. dollars using the December 31, 2025, CHF-to-USD conversion rate of 1.26586, Ms. Loh's salary was converted from Singapore dollars to U.S. dollars using the December 31, 2025, SGD-to-USD conversion rate of 0.77858, and Mr. Miñarro Viseras' salary was converted from euros to U.S. dollars, using the December 31, 2025, EUR-to-USD conversion rate of 1.17631, regardless of the prevailing exchange rates in effect at the actual time of payment. Ms. Embree's STI target percent was prorated based on her termination date of June 30, 2025.

LTI compensation

LTI GRANTS

Our NEOs are granted annual LTI awards. In 2025, we granted a combination of PSUs and RSUs.



60%
PSUs

PSUs vesting tied to:
- 3-year cumulative adjusted earning per share
- 3-year average organic sales growth
- relative TSR
- continued employment

40%
RSUs

RSUs vest one-third per year, subject to continued employment

For our NEOs and other senior executives, 60% of the annual target LTI opportunity was awarded in PSUs and 40% in RSUs. The largest portion was awarded as PSUs to drive the achievement of the underlying performance goals that we believe are important to our success. The other 40% of the LTI opportunity was awarded as RSUs to reinforce retention. To determine the number of shares subject to PSUs and RSUs, we divided the applicable target grant value for these awards by our average stock price over the calendar month preceding the month of the grant date. We do this to reduce the impact of short-term price fluctuations on the number of shares awarded.

The target value of the 2025 annual LTI awards, granted on February 4, 2025, to each of our NEOs is shown below:

	2025 Annual PSU Awards ($)	2025 Annual RSU Awards ($)
J. Marks	7,650,000	5,100,000
C. Méndez	1,800,000	1,200,000
P. Zheng	1,350,000	900,000
E. Miñarro Viseras	1,650,000	1,100,000
S. Loh	1,050,000	700,000
T. Embree	1,500,000	1,000,000

Ms. Embree's 2025 LTI award was forfeited upon her termination date pursuant to the terms of the company's 2020 Long-Term Incentive Plan.

PSUs

PSUs incentivize and reward achievement of long-term financial goals. Performance is measured over a three-year performance period (i.e., from January 1 of the first year of the performance period to December 31 of the last year of the performance period). PSUs vest following the end of the performance period, based on our performance and the recipient's continued employment through that time, with exceptions for death, disability, retirement, qualifying terminations within two years following a change-in-control and certain qualifying involuntary terminations not in connection with a change-in-control. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs and subject to the same vesting schedule. If PSUs vest, shares will be paid shortly after the conclusion of the performance period based on the Compensation Committee's determination and certification of the achievement level of the underlying performance goals.

For the 2025-2027 performance cycle, as well as our prior performance cycles, the performance goals are three-year cumulative adjusted EPS ("Cumulative EPS") and three-year average organic sales growth ("Average Organic Sales Growth"), with 60% of the PSUs eligible to vest based upon Cumulative EPS results and 40% eligible to vest based upon Average Organic Sales Growth results. In addition, our PSUs include a relative TSR multiplier to further link PSUs to shareholder value creation.

The number of PSUs earned based upon the achievement of Cumulative EPS and Average Organic Sales Growth will be adjusted upward or downward by a multiplier factor of 1.2 to 0.8, depending on our relative TSR as measured against the companies in the

S&P 500 Industrials Index over the performance period. The maximum payout of PSUs is capped at 200% of the sum of the target number of PSUs awarded plus reinvested dividend equivalents. For more information on what is included in the definitions of Cumulative EPS and Average Organic Sales Growth, please refer to Appendix A on pages 108-111.

CUMULATIVE EPS (60% WEIGHTING)

The graph below shows the Cumulative EPS payout factor for the 2025-2027 performance cycle at threshold performance ($11.83), target performance ($13.14) and maximum performance ($14.11).



The threshold, target and maximum performance levels set for the 2025-2027 performance cycle are all greater than the corresponding levels set for 2024-2026 performance cycle.

AVERAGE ORGANIC SALES GROWTH (40% WEIGHTING)

The graph below shows the Average Organic Sales Growth payout factor for the 2025-2027 performance cycle at threshold performance (+1.1%), target performance (+3.1%) and maximum performance (+5.1%).



The threshold, target and maximum performance levels set for the 2024-2026 performance cycle were 1.1%, 3.1% and 5.1%, respectively.

TSR MULTIPLIER

TSR is calculated based on the stock price change from the average 20-trading day closing price prior to the beginning of the 2025-2027 performance period to the average 20-trading day closing price prior to the end of the performance period, including the reinvestment of dividends paid. As shown below, there will be a 20% reduction (multiplier of 0.8) in the number of shares otherwise payable if we rank in the bottom quartile of relative TSR performance; a 20% increase (multiplier of 1.2) if we rank in the top quartile of relative TSR performance; and an adjustment percentage determined on a linear basis if we rank in between these levels.



TSR Multiplier

The following table describes why we chose the PSU performance goals, how the relative weightings were chosen, how the targets were determined, how the maximums and thresholds were determined, and why a TSR multiplier was used.

	Cumulative EPS	Average Organic Sales Growth
Why the performance goal was chosen by the Compensation Committee	This goal was chosen because it aligns with how we communicate our performance to investors and because it is a strong indicator of a company's financial success.	This goal was chosen to incentivize top-line growth.
How the relative performance goal weightings were determined	The Compensation Committee chose to maintain a larger focus (60%) on Cumulative EPS since it is a key indicator of business strength. However, it also wanted to provide considerable emphasis (40%) on Average Organic Sales Growth to encourage top-line growth.	
How the targets were determined	The EPS target of $13.14 requires a 6.9% compound annual growth rate and was set when we expected a 1.8% foreign currency headwind. The 3.1% Average Organic Sales Growth target was set based on historic annual organic sales growth and three-year growth rates.	
How the maximums and thresholds were determined	The maximums were set at levels that the Compensation Committee determined to have required exceptional performance to justify a 200% payout. The thresholds reflect the minimum level at which the Compensation Committee believes payouts should be made.	
Why a +/- 20% TSR multiplier is used	A +/- 20% multiplier (1.2 to 0.8) provides a further link to shareholder value creation. 20% was determined to strike the appropriate balance between the achievement of the goals tied to Otis' long-range plan and our relative TSR performance against other companies in the S&P 500 Industrials Index.	

DETERMINATION OF 2023-2025 PSU VESTING

We granted PSUs on February 7, 2023. The vesting of these PSUs, as well as the other PSUs we have subsequently granted, depend on achieving three-year performance cycle goals, subject to continued employment. For the 2023-2025 performance cycle, as well as the other performance cycles, our three-year Cumulative EPS and Average Organic Sales Growth results are measured against the pre-established goals the Compensation Committee set when these awards were granted. In addition, our relative TSR performance can increase or decrease the number of PSUs eligible to vest by up to +/- 20%, subject to an overall maximum payout of 200% of the sum of the target number of PSUs granted plus any accumulated dividend equivalents. For more information on the design of our PSUs and on the definitions of Cumulative EPS and Average Organic Sales Growth, see the discussion on pages 62-64 and Appendix A on pages 108-111.

The formula to determine the number of PSUs that vested is as follows:

TARGET PSU GRANT + REINVESTED DIVIDENDS		**WEIGHTED AVERAGE OF THE PERFORMANCE GOALS**		**RELATIVE TSR MULTIPLIER**		**NUMBER OF VESTED PSUS**
						

The performance results used to determine the final 2023-2025 PSU payout factor are set forth below.

Performance Goals	Threshold	Target	Maximum	Actual	Weight	Payout Factor
Cumulative EPS	$9.49	$11.16	$12.83	$11.42	60%	1.16
Average Organic Sales Growth	1.0%	3.0%	5.0%	2.4%	40%	0.85
Weighted Average of Performance Goals						1.03
Relative TSR Multiplier						-20%
Final Payout Factor						**0.82**

Holders of 2023-2025 PSUs received a payout equal to 82% of the sum of the target number of PSUs granted plus any accumulated dividend equivalents.

RSUs

RSUs entitle the award recipient to receive shares of our common stock when the RSUs vest. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time we pay a dividend and are subject to the same vesting schedule. Our annual RSU grants vest ratably on each of the first three anniversaries of the grant date, with exceptions for death, disability, retirement, qualifying terminations within two years following a change-in-control and certain qualifying involuntary terminations not in connection with a change-in-control. RSUs align the interests of our NEOs with shareholders and help retain executive talent.

EQUITY GRANT PRACTICES

We have an equity award and delegation policy. This policy was adopted to establish regular award grant dates to help prevent any risk of actual or apparent "spring-loading" or "bullet-dodging." The Compensation Committee approves annual LTI awards to our executive officers at its meeting each year in February. This follows the release of our annual earnings by at least two trading days to ensure that the market has adequate time to absorb our results. Off-cycle LTI awards also may be granted during the year, subject to certain commitments to limit off-cycle LTI award grants, as described above. These grants occur on a designated trading day of the month following the month in which all approvals for the grants are obtained, unless otherwise determined by the Board, the Compensation Committee or the Chair and CEO. The Compensation Committee has delegated the authority to certain officers to make individual equity grants to persons who are not officers subject to Section 16 of the Exchange Act or ELG members within certain parameters. The Compensation Committee reviews the use of this delegation annually.

Other executive compensation policies and practices

Significant stock ownership requirements

The Compensation Committee believes that our ELG members and executive officers should maintain significant stock ownership to align their interests with those of our shareholders. As a result, we adopted stock ownership requirements when we became a public company. These stock ownership requirements must be achieved within five years of the Separation (or, if later, within five years of the individual's appointment to the ELG or as an executive officer). Progress toward meeting these requirements is reviewed by the Compensation Committee annually. The ownership requirements are a multiple of the executive officer's base salary in effect at the end of the five-year period. The table below sets forth the stock ownership requirements applicable to our NEOs:

Role	Stock ownership requirement
Chief Executive Officer	**6X** annual base salary
Chief Financial Officer	**4X** annual base salary
Other NEOs	**3X** annual base salary

If ownership requirements are not satisfied by the end of this period, the relevant executive officer or ELG member is not permitted to sell any Otis shares (other than any sales required to pay applicable taxes) until achieving the required ownership. For purposes of determining stock ownership, we count Otis common stock directly or indirectly owned by the individual or family members residing in the same household, RSUs and DSUs, including units held under our nonqualified deferred compensation plans. We do not count options, SARs and unvested PSUs in determining if this requirement has been met.

Clawbacks

Otis maintains two compensation recovery policies (the Erroneously Awarded Compensation Recovery Policy and the Compensation Recovery Policy) that were adopted in 2023. Before we adopted these policies, our STI and LTI programs contained provisions that permitted us to recover compensation awarded in a broad range of circumstances. Our Erroneously Awarded Compensation Recovery Policy is intended to comply with applicable NYSE listing standards and requires us, in the event of a financial restatement, to recover from our current and former executive officers the amount of incentive compensation received during the three completed fiscal years immediately preceding the required financial restatement date that exceeds the amount that would have been received had the restated financial statements been used to calculate the incentive compensation. We also adopted our Compensation Recovery Policy, which covers more colleagues and applies in a broader range of circumstances. The material terms of the Compensation Recovery Policy are summarized below.

Element	Compensation Recovery Policy
Triggers	• Termination for Cause (as defined in the LTI program) • Discovery within three years of termination of grounds that termination could have been for Cause • Breach of non-solicitation and non-disparagement provisions within two years following termination • Breach of non-competition provisions within one year following termination • Restatement of financial results attributable to intentional or negligent actions or recalculation of performance outcomes if reasonably likely that corrected results would have led to (or delivered) a lower incentive payment • Behavior, including personal misconduct or negligence, that causes or could reasonably be expected to cause material harm (whether reputational, financial or otherwise) to Otis
Covered Colleagues	Anyone who receives STI (executives) and/or LTI (executives and other select colleagues) awards
Covered Compensation	• STI awards • LTI awards • Other incentive-based compensation designated by the Compensation Committee
Lookback Period	Three years
Discretion	The Compensation Committee has discretion to apply the policy and to determine the amount to recover
Effective Date	January 1, 2024 – prior clawback provisions in STI and LTI programs continue to apply to compensation granted prior to the effective date

No short sales, pledging or hedging of Otis securities and no underwater option buyouts

Our insider trading policy prohibits our directors, officers and colleagues from selling our stock "short," engaging in short-term trading (purchase and sale of Otis or vice versa within six months) or entering into any puts or calls on our stock. The policy also prohibits our directors, officers and colleagues from entering into any hedging or pledging transactions involving our stock. Additionally, our LTI program prohibits buyouts of underwater options or SARs.

Risk considerations

Annually, the Compensation Committee reviews a risk assessment of our compensation programs and policies. Based on this review, the Compensation Committee has concluded that these programs and policies do not create risks that are reasonably likely to have a material adverse effect on Otis. In making this determination, the Compensation Committee noted that programs and policies contain many risk mitigation factors, such as an appropriate mix of both short-, mid- and long-term pay and fixed and variable pay, the use of multiple well-balanced performance metrics, capped payout levels, significant stock ownership guidelines, clawbacks and the Compensation Committee's ability to exercise discretion to adjust payouts where appropriate.

Employment agreements

None of our U.S.-based ELG members have employment agreements. The Compensation Committee does not believe that our interests are served by entering into employment contracts with U.S.-based ELG members because they limit our flexibility and often provide for guaranteed compensation levels. However, we have entered into agreements with executives whose employment arrangement is based outside of the United States, including Mses. Méndez and Loh and Mr. Miñarro Viseras, where local regulations and practices require employment agreements.

Post-employment restrictive covenants

Our ELG members are subject to certain contractual provisions preventing them from engaging in activities after termination of employment or retirement that are detrimental to Otis. This includes disclosing proprietary information, soliciting Otis colleagues or clients or engaging in competitive activities. Violations can result in a clawback of STI and/or LTI awards.

Severance and change-in-control arrangements

All of our NEOs and ELG members are covered by our ELG Severance Plan. We also provide executives with severance protection under our Change in Control Severance Plan. The majority of the companies in our Peer Group provide similar plans or arrangements. The Compensation Committee believes that such arrangements are a necessary component of a competitive executive compensation program and provide an appropriate level of benefits in the event of qualifying termination. Both our ELG Severance Plan (the "Severance Plan") and Change in Control Severance Plan require covered participants to agree to post-employment restrictive covenants designed to protect our interests, including non-competition and non-solicitation obligations to the extent permitted under applicable laws.

In addition, Ms. Marks and Mr. Zheng received a UTC Executive Leadership Group RSU grant when we were part of UTC prior to the Separation. These awards, which were converted into Otis ELG RSU grants at the Separation, will vest if and only if a "qualifying separation" occurs. A "qualifying separation" would occur upon one of the following:

- A mutually agreeable termination from the company due to an ELG member's position being eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event;
- An ELG member's involuntary (not for cause) or voluntary (for good reason) termination within two years following a change-in-control; or
- An ELG member retires at age 62 or older

Receipt of the ELG RSU award is contingent upon the executive entering into an agreement containing a release of claims and the following post-termination restrictive covenants: (i) three-year non-competition and non-disparagement; (ii) two-year employee non-solicitation; (iii) protection of confidential, sensitive and proprietary information; and (iv) post-termination cooperation. As explained on the following page, Otis discontinued the practice of granting ELG RSU grants and instead adopted the ELG Severance Plan.

ELG SEVERANCE PLAN

The Compensation Committee adopted the Severance Plan to provide ELG members with severance benefits upon qualifying terminations of employment. The Compensation Committee also was motivated to adopt the Severance Plan because it wanted to provide a more market-competitive severance arrangement based on the ELG members' annual cash compensation rather than the stock-based severance arrangement previously provided by UTC to its ELG members (i.e., the ELG RSU awards described above), which vary in value based on trading prices.

The Severance Plan provides for the payment of severance and other benefits upon a "Qualified Termination," which is comprised of an involuntary termination of employment other than for Cause, Disability (as such terms are defined in the Severance Plan) or death, and that is not a qualifying termination under our Change in Control Severance Plan (discussed below). Subject to the execution of a release of claims and agreement to be bound by non-competition and non-solicitation obligations that may extend for up to two years after termination, the Severance Plan provides for the following payments and benefits upon a qualifying termination:

- A lump-sum payment equal to 1X (1.5X for the CEO) the sum of the ELG member's annual base salary and target STI
- A prorated STI for the year of termination, with such STI to be paid after the completion of the year based on actual performance, but assuming target performance for any individual performance goals
- Continued healthcare benefits for up to 12 months at no cost to the ELG member
- Outplacement services for up to 12 months at no cost to the ELG member

The value of any cash severance and prorated STI payable under the Severance Plan to an ELG member will be reduced by the value of their ELG RSU grant, if any, that vests upon termination of employment, as well as by any other severance benefits that the ELG member is entitled to receive upon termination of employment.

CHANGE IN CONTROL SEVERANCE PLAN

Our Change in Control Severance Plan, which was adopted prior to the Separation, provides severance benefits to eligible executives upon a qualifying termination of employment following a change-in-control. The plan was adopted to address the uncertainty that may result from a potential change-in-control, including the loss or distraction of our executives to the detriment of Otis and its shareholders.

Under the Change in Control Severance Plan, an NEO who is terminated without cause or resigns for good reason on, or within the two years following a change-in-control, would be entitled to receive, subject to the officer's execution of a release of claims and agreement to a one-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant:

- A lump-sum cash severance payment equal to 3X (for the CEO) or 2X (for the other NEOs) the sum of the executive's annual base salary and target STI
- A prorated target STI for the year of termination (reduced by any STI payment to which the NEO is entitled for the same period of service for any other reason)
- Up to 12 months of healthcare benefit coverage continuation at no cost to the NEO
- Outplacement services for 12 months at no cost to the NEO
- Continued financial planning services for 12 months at no cost to the NEO

The Change in Control Severance Plan provides that if the payments and benefits payable under it are, or otherwise would be, subject to the golden parachute excise tax imposed under the Internal Revenue Code ("IRC"), then the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive. Under our LTI program, unvested equity awards will vest on an accelerated basis if, within two years following a change-in-control, an NEO's employment is terminated in circumstances that would entitle them to severance under the Change in Control Severance Plan. PSUs vest based on the greater of target or actual performance, determined by the Compensation Committee as of the latest practicable date prior to the change-in-control.

A change-in-control will generally be triggered under the Change in Control Severance Plan or the LTI program upon one of the following events:

- The acquisition by any individual, entity or group of 20% or more of our outstanding securities or 20% or more of the combined voting power of our outstanding securities
- A change in the composition of a majority of our Board that is not supported by at least two-thirds of the incumbent board of directors
- The consummation of certain major corporate transactions, such as a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets
- Approval by our shareholders of our complete liquidation or dissolution

EMBREE SEPARATION

Ms. Embree's termination on June 30, 2025, constituted a "Qualified Termination" under the terms of the Severance Plan, entitling her to (i) a lump-sum payment of $1,368,000, which was equal to 1X the sum of Ms. Embree's annual base salary and target STI for the year of termination; (ii) a prorated 2025 STI of $263,496; (iii) continued healthcare benefits for up to 12 months at no cost to her; and (iv) outplacement services for up to 12 months, all subject to Ms. Embree's execution and non-revocation of a release of claims and agreement to non-competition and non-solicitation obligations. Additionally, Ms. Embree's outstanding equity awards were treated in accordance with the terms of the company's 2020 Long-Term Incentive Plan that are applicable upon an involuntary termination of employment.

Other compensation elements

Retirement and deferred compensation benefits

Our NEOs and former NEOs included in the ''Pay versus performance'' table on pages 87-90 participate in retirement and deferred compensation benefit plans that help us to attract and retain talent.

Below are brief descriptions of these plans. See the ''Pension Benefits'' and the ''Nonqualified Deferred Compensation'' tables on pages 81-82 for more details. Except for the Savings Plan, each of the U.S. plans is nonqualified and unfunded. Ms. Méndez resides in the U.S. on a long-term assignment from Switzerland but remains eligible to participate in the local Swiss employee benefits, including cash balance benefit plans. Mr. Miñarro Viseras, who resides in Spain, is eligible to participate in the local employee benefits plans, including a defined benefit plan and a defined contribution plan.

Plan	Description
Otis Retirement Savings Plan (''Savings Plan'')	The Savings Plan is a tax-qualified defined contribution plan where salaried employees receive an age-based company contribution (ranging from 3% to 5.5% of eligible compensation) to their Savings Plan account. Participants also receive a matching contribution equal to 60% of the first 6% of eligible compensation they contribute after completion of one year of service.
Otis Savings Restoration Plan (''SRP'')	The SRP permits eligible employees to defer up to 6% of their eligible compensation, to the extent such compensation exceeds the IRC compensation limit applicable to the Savings Plan, and to receive employer matching contributions at the same rate (up to 60% of the first 6% of eligible compensation) that would have been provided in the Savings Plan if not for the IRC's compensation limit. Upon termination of employment, SRP vested balances are distributed based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years. However, if a participant terminates prior to age 50, a lump sum will be distributed. The investment options in the SRP are similar to those offered in the Savings Plan.
Otis Company Automatic Contribution Excess Plan (''CACEP'')	Under the CACEP, eligible employees receive an age-based company automatic contribution for amounts above the IRC limits applicable to the Savings Plan. These age-based contributions range from 3% to 5.5% of eligible compensation. The CACEP also provides missed matching contributions for employees whose matching contributions to the Savings Plan are limited by the IRC's contribution limit. In addition, employees who elect to defer eligible compensation to the DCP receive an additional contribution to the CACEP to the extent the deferrals result in a reduction to company automatic contributions to the CACEP. Upon termination of employment, CACEP vested balances are distributed based on the participant's prior election in a lump sum or in annual installments over periods ranging from two to 15 years. However, if a participant terminates prior to age 50, a lump sum will be distributed. The investment options in the CACEP are similar to those offered in the Savings Plan.
Otis Deferred Compensation Plan (''DCP'')	The DCP allows eligible participants to defer up to 50% of their base salary and/or up to 70% of their STI. The compensation deferred receives the age-based company automatic contribution and is matched to the extent the DCP deferrals result in a reduction to contributions that would otherwise have been contributed under the Savings Plan, CACEP and/or the SRP, as applicable. Participants may elect a retirement date or a distribution date that must be at least five years following the initial deferral year. Upon termination of employment or the elected distribution date, as applicable, DCP balances are distributed based on the participant's prior election(s) in a lump sum or in annual installments over periods ranging from two to 15 years. However, if a participant terminates prior to age 50, the participant's account not already in pay status will be distributed in a lump sum. The investment options in the DCP are similar to those offered in the Savings Plan.
Otis LTIP Performance Share Unit (''PSU'') Deferral Plan	The LTIP PSU Deferral Plan allows eligible participants to defer between 10% and 100% of their PSU awards granted under the LTI program. Upon vesting, the deferred portion of each PSU award is converted into DSUs that accrue dividend equivalents. There are no matching contributions or other employer contributions to this plan. Participants may elect a retirement date or a distribution date that must be at least five years from the vesting date of the applicable PSUs. Upon termination of employment or the elected distribution date, as applicable, PSUs are distributed in Otis shares (with fractional shares paid in cash) based on the participant's prior election(s) in the form of a lump sum or in annual installments over periods ranging from two to 15 years. However, if a participant terminates prior to age 50, the deferred share accounts not already in pay status will be distributed in a lump sum.

Plan	Description
Otis Pension Preservation Plan ("PPP")	None of our current NEOs participate in the PPP. The PPP is a frozen defined benefit pension plan that covers salaried U.S. employees hired prior to January 1, 2010. The PPP was created at the Separation when we assumed all payment liabilities under UTC's Pension Preservation Plan ("UTC PPP") with respect to current and former Otis employees' final average earnings ("FAE") based formula benefits that accrued after December 31, 2003, and their cash balance benefits. Accruals earned prior to January 1, 2004, under the UTC PPP and the tax-qualified portion of the benefits were retained by UTC. The UTC PPP provided supplemental benefits that cannot be paid under the UTC's pension plan due to IRC limits. The UTC PPP formula was originally an FAE formula recognizing final five-year average salary and service. It was changed to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants by January 1, 2015 (earlier for participants hired prior to July 1, 2002, who elected to participate under a prior pension choice program). Effective December 31, 2019, the UTC PPP was frozen, other than with respect to interest credits on cash balance accounts. The normal retirement age is 65, but the FAE formula also provides for full retirement benefits at age 62 if a participant retires with at least 10 years of service. Early retirement benefits also are available under the FAE formula beginning at age 55 with at least 10 years of continuous service, reduced by 0.2% for each month by which retirement precedes age 62. The value of the cash balance benefit is not impacted by the age of the participant at termination. The cash balance benefits will automatically be paid on the first business day of the month following a participant's termination of employment, regardless of the participant's age. The FAE benefits will be paid on the first business day of the month following the later of the participant's termination or age 55. FAE benefits may be paid as a monthly single life annuity or an actuarially equivalent survivor benefit annuity, a single lump sum, or a series of two to 10 annual installment payments. Cash balance benefits may be paid in a lump sum, monthly annuity payments or a series of two to 10 annual installment payments.
Otis Retirement Plan for Third Country National Employees ("TCN Plan")	None of our current NEOs participates in the TCN Plan. The TCN Plan is a defined benefit pension plan that covers internationally mobile employees hired prior to January 1, 2008. The TCN Plan was created at the Separation when Otis assumed all payment obligations under UTC's Third Country National Employees Plan ("UTC TCN Plan") with respect to current and former Otis employees. The UTC TCN Plan formula mirrored UTC's retirement plan formula and was originally an FAE formula recognizing final five-year average salary and service. This was changed on January 1, 2015, to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants. The FAE formula was frozen on December 31, 2014, but active participants continue to accrue benefits under the cash balance formula. Under the TCN Plan, participants who terminate their employment with less than five years of continuous service forfeit all their rights to benefits. The normal retirement age is 65. Early retirement benefits also are available under the plan for active participants and for participants who terminate employment after attaining age 55 and 10 years of continuous service. These benefits are reduced by 0.2% for each month the early retirement date precedes age 62 (which is based on the sum of the credited service to date of retirement/termination or December 31, 2014, if earlier for the FAE benefits, and as of the benefit commencement date for the cash balance benefits). The normal form of payment is a life annuity, but participants can elect instead a contingent annuity option or a life annuity with a guaranteed number of monthly payments option.
Switzerland Otis SA Group Staff Employee Provision Fund ("Swiss Base Plan")	Ms. Méndez is the only current NEO participating in the Swiss Base Plan. The Swiss Base Plan is a cash balance benefit pension plan with defined benefit attributes. Each member has an account balance which increases with annual retirement savings credits and an interest credit every year (with some interest minimum guarantee). Annual retirement savings credits increase with age and are shown as a percentage of pensionable insured salary (subject to a maximum of CHF 148,200). Upon retirement, employees may receive their benefits as a lump sum or an annuity of their choosing. When employees leave employment with Otis, the accumulated account balance in the Swiss Base Plan is transferred to the new employer's plan.
Switzerland Supplementary Pension Plan ("Swiss Supplementary 1e Plan")	Ms. Méndez is the only current NEO participating in the Swiss Supplementary 1e Plan, which is intended to cover pay above the Swiss Base Plan's capped earnings of CHF 148,200 and up to a maximum pay defined by regulations. Ms. Méndez is eligible for the Swiss Supplementary 1e Plan, which is defined in terms of a cash balance account, subject to the participant's chosen investment strategy without any interest guarantee. The 1e benefit upon termination or retirement is paid as a lump sum.

Plan	Description
Spanish Defined Benefit – Policy 7179	Mr. Miñarro Viseras is the only current NEO participating in this program. Policy 7179 is a voluntary defined benefit insurance program that provides eligible employees with a lump sum or annuity benefit payment at retirement. Under the executive component of the program, he is eligible to receive 2X the standard pension benefit. The standard pension benefit is equal to 41% of his annual base salary actuarially valued at retirement age, which is age 67 under current Spanish laws (which percentage rate is based on age at the start of participation). Participants must contribute on an after-tax basis via payroll one-third of the premiums, with Otis paying the remaining two-thirds. The full pension benefit is paid when Mr. Miñarro Viseras elects to retire with the Social Security Administration following termination of his employment with Otis. If prior to electing to retire, Mr. Miñarro Viseras incurs a disability, or terminates employment with Otis and is subsequently hired by another employer, Mr. Miñarro Viseras will only be entitled to the pension benefit funded through his employee contributions upon electing retirement. The portion of the pension benefit funded through Otis contributions will be forfeited. He will forfeit his entire pension benefit if he dies before he elects retirement. The form of benefit (lump sum or annuity) is elected at the time of the distribution event.
Spanish Defined Contribution – Policy 54742	Mr. Miñarro Viseras is the only current NEO participating in this program. Policy 54742 is a defined contribution insurance program that provides for a lump-sum payment at retirement. Under this program, the company will make annual company contributions for him equal to 7% of his total annual base salary for salary up to €72,973.18 and 23% of his salary that exceeds this amount. The cap is adjusted annually based on the November Consumer Price Index of the preceding year. There is no employee contribution under this program. Mr. Miñarro Viseras will become fully vested in his full benefits starting on the first of the month following the month he reaches age 67, provided he remains employed by Otis until that time. If Mr. Miñarro Viseras does not elect to retire with the Social Security Administration within two months of reaching age 67, or does so earlier based on amended retirement eligibility under Spanish laws, Otis will need to consent to his continued eligibility under this plan. If Mr. Miñarro Viseras elects to retire prior to age 67 under applicable laws with consent of Otis, he will be entitled to receive a benefit based on actual retirement age and not retirement age 67. Upon an involuntary termination other than fair dismissal before age 67, Mr. Miñarro Viseras will be entitled to receive the accrued balance. Mr. Miñarro Viseras will forfeit his benefits upon a voluntary termination or fair dismissal.

Perquisites and other benefits

We provide our ELG members with the perquisites and other benefits described below. The Compensation Committee believes that these benefits are appropriate given their contribution to recruitment and retention.

Perquisite/Benefits	Description
ELG Long-Term Disability	The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI for NEOs based in the United States.
Executive Physical	ELG members are eligible for a comprehensive annual executive physical. Non-U.S.-based ELG members receive a comparable health exam based on local practice.
Executive Leased Vehicle	ELG members receive an annual allowance toward the cost of a leased vehicle (starting July 1, 2024, electric or hybrid vehicles only), including fuel expenses for the grandfathered and hybrid vehicles or reimbursement for the purchase and installation of an electric charger for electric vehicles, registration fees, insurance and maintenance. Non-U.S.-based ELG members receive a comparable benefit based on local practice. Lease payments above the annual allowance are paid directly by the executive.
Financial Planning	ELG members are eligible to receive an annual financial planning benefit.

Our expatriates and foreign executives on local contracts also receive certain perquisites in accordance with their respective local contracts and international assignment packages, for which contracts are customary in those countries. Those benefits may include housing allowance, relocation, educational allowance for their children, tax equalization to their home country and home-leave travel.
Mses. Méndez and Loh are on international assignment packages and receive some of these benefits, and Mr. Zheng continued to receive some of these benefits in 2025 based on his prior international assignment. See the "All Other Compensation" table on page 75 for more details on these perquisites and benefits. Otis does not own a corporate jet. However, we lease aircraft by the hour from time to time to support business travel. Ms. Marks is permitted to periodically use the leased aircraft to travel between her home and our headquarters, which we treat as business travel consistent with our remote work practice for corporate colleagues. In addition, Ms. Marks is permitted to have limited personal use of the leased aircraft. Any personal use of the leased aircraft by Ms. Marks will be reported in the Summary Compensation Table.

Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of Otis' executive compensation program. We have reviewed and discussed the foregoing compensation discussion and analysis with the management of Otis and have recommended to the Board that the compensation discussion and analysis be included in the Proxy Statement for the Annual Meeting.

COMPENSATION COMMITTEE

Kathy Hopinkah Hannan, **Chair**
Nelda J. Connors
Shelley Stewart, Jr.
John H. Walker

Compensation Tables

Summary Compensation Table

The Summary Compensation Table below quantifies the value of the compensation earned by or awarded to our NEOs for fiscal years 2025, 2024 and 2023. The primary elements of each NEO's total compensation reported in the table are base salary, an annual short-term incentive award and long-term equity incentives. The NEOs also received the other benefits listed below, as further described in footnotes (6) and (7) to the table.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards" table and the accompanying description of the material terms provide information regarding the long-term equity incentives awarded to the NEOs in fiscal 2025. The "Outstanding Equity Awards at Fiscal Year-End" table provides further information on the NEOs' potential realizable value and actual value realized with respect to their equity awards.

Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)	Non-Equity Incentive Plan ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Judy Marks[1] Chair, Chief Executive Officer and President								
2025	1,400,000	–	13,182,895	–	1,965,600	–	429,382	16,977,877
2024	1,393,750	–	34,648,356	3,145,791	2,500,000	–	414,360	42,102,257
2023	1,368,750	–	8,847,967	2,824,633	2,450,000	–	432,844	15,924,194
Cristina Méndez[1] Executive Vice President & Chief Financial Officer								
2025	912,528	–	3,101,938	–	707,402	443,566	969,337	6,134,771
2024	523,383	–	2,004,837	663,697	750,373	92,690	444,935	4,479,915
Perry Zheng[1] Former Executive Vice President & Chief Product, Delivery and Customer Officer								
2025	715,000	–	2,326,404	–	505,000	–	626,780	4,173,184
2024	694,250	–	4,839,430	589,840	701,000	–	985,782	7,810,302
2023	671,667	–	1,447,259	461,380	574,000	–	2,020,908	5,175,214
Enrique Miñarro Viseras[1] Executive Vice President & Chief Operating Officer								
2025	762,358	–	2,843,393	–	518,166	12,984	186,145	4,323,046
2024	656,942	–	2,029,779	655,378	920,497	14,120	153,538	4,430,254
2023	172,983	365,236	4,361,694	610,273	147,723	3,559	39,808	5,701,276
Sally Loh[1] President, Otis Greater China								
2025	664,229	–	1,809,514	–	289,632	–	1,199,295	3,962,670
Tracy Embree[1] Former President, Otis Americas								
2025	355,000	–	2,584,949	–	263,496	–	1,551,884	4,755,329
2024	700,000	–	2,029,779	655,378	693,000	–	115,882	4,194,039
2023	175,000	470,000	5,274,735	610,273	137,000	–	18,082	6,685,090

[1] Information for each NEO is included for the years they have been or were an NEO except in the case of Ms. Embree, who was not an NEO in 2024. For Mses. Méndez and Loh and Mr. Miñarro Viseras, the amounts shown in the "Salary," "Non-Equity Incentive Plan" and "All Other Compensation" columns used the December 31, 2025, Swiss franc (CHF), Singapore dollar (SGD) and Euro (EUR) to USD conversion rates of 1.26586, 0.77858 and 1.17631, respectively. Chinese taxes paid on behalf of Mr. Zheng included in "All Other Compensation" were converted using the applicable exchange rate on the payment date ranging from Chinese Yuan (CNY) to U.S. dollar (USD) conversion rate of 0.13700 to 0.13829. Ms. Embree departed the company on June 30, 2025. See "Embree Separation" on page 69 for more information.

[2] **Salary.** These amounts represent salary earned, including any amounts the NEO elected to defer. For more information, see "Base salary" section on page 58 and "Retirement and deferred compensation benefits" section on pages 70-72. In light of the economic downturn and market conditions in China, Ms. Loh and other China-based executives voluntarily accepted a temporary 10% base salary reduction from October 1, 2024, to March 31, 2025, which is reflected here.

[3] **Bonus.** These amounts represent the cash sign-on bonuses we agreed to pay Mr. Miñarro Viseras and Ms. Embree to compensate them for the awards they forfeited from their former employers upon joining Otis in 2023.

[4] **Stock Awards.** These amounts represent grant date fair value of the PSU and RSU awards computed in accordance with FASB ASC Topic 718 but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of the PSU and RSU awards are set forth in Note 11: Employee Benefit Plans to the Consolidated Financial Statements to our 2025 Form 10-K. The grant date fair values shown for PSU awards assume target-level performance (the most likely outcome based upon probable performance as of the grant date). The amounts reported in this column differ from the LTI target award amounts reported under

''LTI Grants'' on page 62 because of the methodology used to value these awards under FASB ASC Topic 718, and because in actually determining the number of shares granted, we divided the target value of the award by our average stock price over the prior month. If the highest level of performance for 2025 PSU awards is achieved (200%), the grant date fair values for PSUs would be: Ms. Marks, $16,108,048; Ms. Méndez $3,790,246; Mr. Zheng, $2,842,584; Mr. Miñarro Viseras $3,474,292; Ms. Loh, $2,211,076; and Ms. Embree, $3,158,538.

(5) **Non-Equity Incentive Plan.** These amounts reflect annual STI compensation under our STI program, which amounts are based on measured performance against preestablished goals. The estimated threshold, target and maximum amounts for the annual STI compensation for 2025 are reflected in the ''Grants of Plan-Based Awards'' table on page 76.

(6) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts shown in this column reflect the change (if any) in the year-over-year actuarial present value of the applicable NEO's accrued benefit under the applicable company defined benefit plan(s) and above-market earnings (if any) under the company's deferred compensation plans. For Ms. Méndez, the increase was attributable to her benefit accrual under the Swiss Base Plan and Swiss Supplementary 1e Plan, which was impacted by the increase in her base salary upon her promotion to the role of Executive Vice President & Chief Financial Officer. For Mr. Miñarro Viseras, the increase was attributable to his benefit accrual under the Spanish Defined Benefit – Policy 7179. There were no above-market earnings under the Otis nonqualified deferred compensation plans.

(7) **All Other Compensation.** The 2025 amounts in this column consist of the following items, as discussed in the ''All Other Compensation'' table below.

All Other Compensation

Name	Vehicle Payments ($)[a]	Company Contributions to Deferred Compensation Plans ($)[b]	Relocation Benefits ($)	Financial Planning Benefits ($)	Health Benefits ($)[c]	International Assignment Benefits ($)[d]	Termination Benefits ($)[e]	Miscellaneous ($)[f]	Total ($)
J. Marks	34,612	354,900	–	16,000	16,470	–	–	7,400	429,382
C. Méndez	26,535	–	–	–	41,613	899,689	–	1,500	969,337
P. Zheng	48,110	128,856	–	16,000	20,862	411,452	–	1,500	626,780
E. Miñarro Viseras	16,455	161,857	–	–	6,333	–	–	1,500	186,145
S. Loh	35,594	35,254	–	–	20,845	1,106,102	–	1,500	1,199,295
T. Embree	22,335	91,354	–	8,000	10,017	–	1,413,128	7,050	1,551,884

(a) These amounts represent annual costs incurred by the company in connection with providing a leased vehicle up to a permitted amount, including fuel expenses, registration fees, insurance and maintenance.

(b) These amounts represent company matching and automatic age-based contributions to the Savings Plan, company contributions to the SRP, DCP, CACEP and company contributions to the Spanish Defined Contribution – Policy 54742. For more information, see ''Retirement and deferred compensation benefits'' section on pages 70-72.

(c) These amounts represent costs incurred associated with company-covered healthcare benefits and, for Ms. Méndez and Mr. Zheng, the cost of an executive physical equal to $5,261 and $3,746, respectively. For Ms. Embree, the amount represents the cost of company-provided healthcare benefits during her employment. Our U.S.-based NEOs are eligible for ELG long-term disability benefits as described on page 72. However, because no cost is incurred unless the NEO becomes disabled, no amount is reflected in this column for long-term disability benefits.

(d) These amounts represent certain compensation elements provided in accordance with international assignments for (i) Ms. Méndez, who is on assignment in the United States, (ii) Mr. Zheng, who was on assignment in China through March 2023, and (iii) Ms. Loh, who is on assignment in China. The amount shown for Ms. Méndez includes $61,450 for housing & utilities, $60,432 for goods & services, $268,086 for educational expenses for her minor children, $54,761 for relocation support, $850 for tax assistance, and $454,110 for a net tax settlement on the difference between taxes paid in the United States and what would have been payable in Switzerland. The amount shown for Mr. Zheng consists of $411,452 for a net tax settlement on the difference between taxes paid in China and what would have been payable in the United States. The amount shown for Ms. Loh includes $153,538 for housing & utilities, $13,651 for goods & services, $50,239 for educational expenses for her minor children, $9,863 for relocation support, $30,616 for foreign assignment payments, $12,890 for driver allowances and accommodations, and $835,305 for a net tax settlement on the difference between taxes paid in China and what would have been payable in Singapore.

(e) These amounts represent termination benefits for Ms. Embree, who left the company on June 30, 2025. The amount shown for Ms. Embree includes $1,368,000 in cash severance, $12,128 for the provision of continued healthcare benefits by the company for up to 12 months, $18,000 for her accrued but unused vacation upon termination, and payment of up to $15,000 for incurred cost of outplacement assistance for up to 12 months, pursuant to the Severance Plan. For more information, see "Embree Separation" on page 69.

(f) These amounts represent cybersecurity monitoring for Mses. Marks, Méndez, Loh and Embree (during her period of employment), as well as for Messrs. Zheng and Miñarro Viseras, and matching contributions for donations made by Mses. Marks and Embree to eligible nonprofit organizations under our matching gift program.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units #[3]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
J. Marks										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	54,314	5,128,871
PSUs	2/4/2025	2/4/2025	–	–	–	13,035	81,470	162,940	–	8,054,024
STI			170,100	2,520,000	5,040,000					
C. Méndez										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	12,780	1,206,815
PSUs	2/4/2025	2/4/2025	–	–	–	3,067	19,170	38,340	–	1,895,123
STI			61,579	912,281	1,824,562					
P. Zheng										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	9,585	905,112
PSUs	2/4/2025	2/4/2025	–	–	–	2,300	14,377	28,754	–	1,421,292
STI			43,740	648,000	1,296,000					
E. Miñarro Viseras										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	11,715	1,106,247
PSUs	2/4/2025	2/4/2025	–	–	–	2,812	17,572	35,144	–	1,737,146
STI			46,583	690,119	1,380,238					
S. Loh										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	7,455	703,976
PSUs	2/4/2025	2/4/2025	–	–	–	1,789	11,183	22,366	–	1,105,538
STI			39,087	579,072	1,158,144					
T. Embree										
RSUs	2/4/2025	2/4/2025	–	–	–	–	–	–	10,650	1,005,680
PSUs	2/4/2025	2/4/2025	–	–	–	2,556	15,975	31,950	–	1,579,269
STI			43,740	648,000	1,296,000					

[1] **Non-Equity Incentive Plan Awards.** The amounts reported in these columns represent potential payouts under our 2025 STI program. An executive must be employed on the payment date to be eligible to receive these amounts, except under certain circumstances, as explained in more detail in the "Potential Payments Upon Termination or Change in Control" table on pages 83-85. For purposes of this table, amounts are considered earned in fiscal year 2025, although not paid until early 2026 and subject to continued employment through the payment date. Actual awards received in respect of the 2025 STI program are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan" column. If any payout is earned, it may range from 6.75% (threshold performance for the lowest weighted performance goal and assuming a 10% downward ESG adjustment) to 200% (maximum performance for all performance goals including the ESG adjustment). For further information, see "STI Compensation" section on pages 58-61. Following her termination of employment, Ms. Embree received a prorated 2025 STI award under the terms of the Severance Plan. See "Embree Separation" on page 69.

[2] **Equity Incentive Plan Awards.** The number of PSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($93.90 for awards granted on February 4, 2025). Each PSU corresponds to one share of our common stock. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs subject to the same vesting schedule. Vested PSUs are settled in shares at the end of the performance period following determination of the performance achievement levels by the Compensation Committee, except in the event of death, disability, retirement eligibility, a qualifying termination within two years following a change-in-control and certain involuntary terminations. The performance period for the 2025 PSUs runs from January 1, 2025, to December 31, 2027. The performance goals are three-year cumulative adjusted EPS and Average Organic Sales Growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% based on our relative TSR performance. If PSUs are earned, payouts may range from 16% (threshold performance for the lowest weighted performance goal and assuming a 20% downward TSR adjustment) to 200% (maximum performance for both performance goals including the TSR adjustment), plus any accrued dividend equivalents. For further information, see "LTI compensation" section on pages 62-65. Upon her termination date, Ms. Embree forfeited these PSUs in accordance with the terms of the company's 2020 Long-Term Incentive Plan.

[3] **Number of Shares – All Other Stock Awards.** The number of RSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($93.90 for awards granted on February 4, 2025). The 2025 annual RSU awards vest ratably on each anniversary of the grant date over a three-year period, subject to continued employment, except in the case of death, disability, retirement eligibility, a qualifying termination within two years following a change-in-control and certain involuntary terminations. Unvested RSUs earn dividend equivalents that are reinvested as additional RSUs that vest on the same date as the underlying RSUs. Upon her termination date, Ms. Embree forfeited these RSUs in accordance with the terms of the company's 2020 Long-Term Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

Name[1]	Option Awards				RSU and PSU Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
J. Marks								
2/4/2025[9]							82,930	7,243,936
2/4/2025					55,287	4,829,319		
7/23/2024[7]							158,081	13,808,375
7/23/2024[8]					105,388	9,205,642		
2/6/2024[9]							70,743	6,179,401
2/6/2024[10]					23,584	2,060,062		
2/6/2024[11]	43,103	86,208	91.94	2/5/2034				
2/7/2023[9][12]							70,939	6,196,522
2/7/2023[10][13]					11,828	1,033,176		
2/7/2023[11][14]	76,902	38,451	83.63	2/6/2033				
2/3/2022	120,366	–	81.85	2/2/2032				
2/5/2021	144,264	–	63.93	2/4/2031				
2/4/2020	171,958	–	80.97	2/3/2030				
2/5/2019	191,799	–	63.92	2/4/2029				
11/1/2017[15]					36,242	3,165,739		
C. Méndez								
2/4/2025[9]							19,513	1,704,461
2/4/2025					13,009	1,136,336		
8/23/2024[9]							12,691	1,108,559
8/23/2024[10]					4,234	369,840		
8/23/2024[11]	8,053	16,108	94.20	8/22/2034				
2/6/2024[9]							1,827	159,588
2/6/2024[10]					613	53,546		
2/6/2024[11]	1,113	2,228	91.94	2/5/2034				
10/2/2023[16]					3,332	291,050		
2/7/2023[9][12]							1,999	174,613
2/7/2023[10][13]					340	29,699		
2/7/2023[11][14]	2,167	1,084	83.63	2/6/2033				
2/3/2022	3,311	–	81.85	2/2/2032				
P. Zheng								
2/4/2025[9][17]							14,634	1,278,280
2/4/2025[17]					9,756	852,187		
12/3/2024[18]					20,311	1,774,166		
2/6/2024[9][17]							13,265	1,158,698
2/6/2024[10][17]					4,237	370,102		
2/6/2024[11][17]	8,082	16,164	91.94	2/5/2034				
3/1/2023[9][12]							1,877	163,956
3/1/2023[10][17]					285	24,895		
3/1/2023[11][17]	1,961	981	85.23	2/28/2033				
2/7/2023[9][12]							9,673	844,937
2/7/2023[10][13]					1,476	128,929		
2/7/2023[11][14]	10,486	5,244	83.63	2/6/2033				
2/3/2022	16,250	–	81.85	2/2/2032				
2/5/2021	22,064	–	63.93	2/4/2031				
2/4/2020	43,461	–	80.97	2/3/2030				
1/27/2017[15]					19,994	1,746,476		

Name[1]	Option Awards — Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	RSU and PSU Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
E. Miñarro Viseras								
2/4/2025[9]							17,887	1,562,429
2/4/2025					11,925	1,041,649		
2/6/2024[9]							14,738	1,287,364
2/6/2024[10]					4,915	429,325		
2/6/2024[11]	8,980	17,960	91.94	2/5/2034				
11/1/2023[9][12]							16,494	1,440,751
11/1/2023[10]					2,756	240,737		
11/1/2023[11]	16,917	8,459	76.81	10/31/2033				
S. Loh								
2/4/2025[9]							11,383	994,305
2/4/2025					7,588	662,812		
2/6/2024[9]							9,433	823,973
2/6/2024[10]					3,149	275,065		
2/6/2024[11]	5,747	11,495	91.94	2/5/2034				
3/1/2023[9][12]							7,508	655,824
3/1/2023[10][19]					1,256	109,712		
3/1/2023[11][20]	7,843	3,922	85.23	2/28/2033				
2/7/2023[9][12]							1,935	169,022
2/7/2023[10][13]					330	28,826		
2/7/2023[11][14]	2,097	1,049	83.63	2/6/2033				
2/3/2022	3,371	–	81.85	2/2/2032				
2/5/2021	3,650	–	63.93	2/4/2031				
2/4/2020	8,314	–	80.97	2/3/2030				
2/5/2019	9,448	–	63.92	2/4/2029				
1/2/2018	8,125	–	67.83	1/1/2028				
T. Embree								
2/6/2024[9]							7,350	642,023
2/6/2024	12,536	–	91.94	6/30/2026				
11/3/2023[9][12]							9,611	839,521

[1] In addition to these Otis outstanding awards, as of December 31, 2025, Mr. Zheng held vested RTX and Carrier Global Corporation ("Carrier") SARs, and Ms. Loh held vested RTX SARs. These awards were received at the Separation upon conversion of their respective vested UTC SARs. See Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K for further detail on the conversion. The table below lists the non-Otis awards held by Mr. Zheng and Ms. Loh as of December 31, 2025.

Name	RTX SARs — Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Carrier SARs — Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date RTX SARs & Carrier SARs
P. Zheng					
1/3/2017	8,938	82.35	8,938	18.53	1/2/2027
S. Loh					
1/3/2017	3,575	82.35			1/2/2027

[2] The exercise price of each SAR was the closing price of the underlying common stock on the grant date. Each SAR granted prior to April 3, 2020, was granted by UTC. Unvested UTC SARs at Separation were converted into "concentrated" unvested Otis SARs and subject to the same terms that applied to the original UTC SAR awards. For vested UTC SARs, both the number of outstanding SARs and the exercise price of each award were adjusted at Separation to reflect the post-Separation stock prices of the three companies. For more information on how the exercise prices of these prior grants were adjusted, see Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K.

[3] All RSUs earn dividend equivalents, which are reinvested as additional RSUs each time we pay a dividend. The reinvested RSUs vest on the same date as the underlying RSUs and are included in this number. All RSUs granted prior to April 3, 2020, were originally granted by UTC. For more information, see page 65.

[4] This was calculated by multiplying the number of unvested RSUs by $87.35, the closing price of our common stock on December 31, 2025.

(5) The number of shares shown for the PSU awards assume target performance based on vesting estimates as of December 31, 2025. PSUs earn dividend equivalents, which are reinvested as additional PSUs each time we pay a dividend. The reinvested PSUs vest on the same date as the underlying PSUs. For more information on the 2023 PSUs, which vested on February 3, 2026, see page 65.

(6) This was calculated by multiplying the number of unvested PSUs on December 31, 2025, by $87.35, the closing price of our common stock on December 31, 2025.

(7) The vesting provisions of these PSUs are identical to the PSUs granted on February 6, 2024, described in footnote (9), except that the vesting also is contingent on Ms. Marks remaining employed by the company until the third anniversary of the grant date (July 23, 2027), except in the case of her death, disability or qualifying termination of employment following a change-in-control of Otis.

(8) These RSUs will cliff vest on the third anniversary of the grant date (July 23, 2027) if Ms. Marks is then employed by the company but will vest earlier in the case of her death, disability or qualifying termination of employment following a change-in-control of Otis.

(9) The 2025, 2024 and 2023 PSUs are subject to vesting contingent on our performance over the applicable three-year performance period, subject to the executive's continued employment except in the case of the holder's death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations. The applicable performance goals relate to our three-year cumulative adjusted EPS growth and Average Organic Sales Growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% for relative TSR performance, as determined by the Compensation Committee.

(10) These RSUs vest ratably on the first three anniversaries of the grant date, subject to the executive's continued employment, but will vest earlier in the case of the holder's death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(11) These SARs vest ratably each year on the first three anniversaries of the grant date, subject to the executive's continued employment, but will vest earlier in the case of the holder's death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

(12) These PSUs vested on February 3, 2026.

(13) These RSUs vested on February 7, 2026.

(14) These SARs vested on February 7, 2026.

(15) These RSUs were received in respect of UTC RSUs granted upon appointment to UTC's ELG. These awards vest upon a qualifying separation, defined as a ''mutually agreeable termination'' following at least three years of ELG service, a qualifying termination within two years following a change-in-control or retirement on or after age 62, each subject to the execution of a release of claims and compliance with post-employment restrictive covenants. These awards also provide for vesting acceleration upon death or disability. Mr. Zheng's separation from employment on February 28, 2026, constituted a qualifying separation and resulted in the full vesting of these awards.

(16) One-fourth of these RSUs vested on the second anniversary of the grant date and the remaining three-fourths will vest on the fourth anniversary of the grant date (October 2, 2027) subject to Ms. Méndez's continued employment, but will vest earlier in the case of the holder's death, disability, a qualifying termination within two years following a change-in-control, and certain involuntary terminations.

(17) Mr. Zheng's separation from employment on February 28, 2026, constituted a retirement for purposes of these awards in accordance with their terms.

(18) One-third of these RSUs vested on the first anniversary of the grant date and the remaining two-thirds were scheduled to vest on the third anniversary of the grant date (December 3, 2027). These special awards have the same terms and conditions as the normal annual LTI awards described in footnote (10) but are not eligible for retirement vesting. Mr. Zheng forfeited these awards upon his separation from employment on February 28, 2026.

(19) These RSUs vested on March 1, 2026.

(20) These SARs vested on March 1, 2026.

Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[3]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Marks	101,096	2,684,167	84,561	8,009,744
C. Méndez	–	–	6,342	589,356
P. Zheng	51,965	1,656,669	22,519	2,055,382
E. Miñarro Viseras	–	–	21,988	2,047,539
S. Loh	–	–	4,806	463,056
T. Embree	14,055	186,556	20,366	2,009,481

[1] During 2025, Mr. Zheng exercised a portion of his RTX and/or Carrier SARs, which he received when vested UTC SARs were converted into vested Otis, Carrier and RTX awards in connection with the Separation. Mr. Zheng received $895,040 in connection with these exercises, which is not included in the table. For more information on the conversion, see Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K.

[2] The value realized was calculated by multiplying the number of shares acquired upon exercise of the Otis SARs by the difference between the price of our common stock at the time of exercise and the exercise price.

[3] These represent PSUs and RSUs that vested in 2025, and shares withheld to satisfy FICA taxes that were due on Mr. Zheng's unvested RSU awards because he was retirement eligible. The value realized on vesting is calculated by multiplying the number of vested Otis RSUs and PSUs by the market price of our common stock on the vesting date. Ms. Marks elected to defer the receipt of a portion of her vested PSUs in the amount of $2,407,776 into the LTIP PSU Deferral Plan, as detailed on page 70.

Pension Benefits

Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
C. Méndez			
Swiss Base Plan	3.92	100,015	–
Swiss Supplementary 1e Plan	3.92	623,938	–
E. Miñarro Viseras			
Spanish Defined Benefit – Policy 7179	2.25	30,663	–

[1] The amount shown is the actuarial present value of the benefits accumulated through December 31, 2025. The assumptions used to determine the present value of the accumulated pension benefit under the company's pension plans are generally consistent with those described in Note 11: Employee Benefit Plans to the Consolidated Financial Statements to our 2025 Form 10-K. The present value for Ms. Méndez under the Swiss Base Plan was computed using a discount rate of 1.20% and interest crediting rate of 1.50%. For purposes of the values above, the benefits shown assume payment in the form of a 70% annuity and 30% lump sum for the Swiss Base Plan and in the form of a lump sum for the Swiss Supplementary 1e Plan.

The present value for Mr. Miñarro Viseras under the Spanish Defined Benefit – Policy 7179 was computed using 2025 year-end ASC 715-30 assumptions, including a discount rate of 3.90%, and taking into account that Mr. Miñarro Viseras only completed 2.25 of his expected 21 years of service for his expected normal retirement age of 67 under current Spanish laws. For purposes of the value above, the benefit shown assumes payment in the form of a lump sum at age 67 and reflects both employee- and employer-funded portions. For more information on the Spanish Defined Benefit – Policy 7179, see "Retirement and deferred compensation benefits" on page 72.

Nonqualified Deferred Compensation

Plan[1]	Executive Contributions in Last Fiscal Year ($)[2]	Registrant Contributions in Last Fiscal Year ($)[3]	Aggregate Earnings in Last Fiscal Year ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[5]
J. Marks					
SRP	190,500	114,300	307,670	–	2,385,994
CACEP	–	195,250	43,324	–	1,420,968
DCP	375,000	13,500	480,364	–	5,218,093
LTIP PSU Deferral[6]	2,351,193	–	-386,951	–	8,223,048
P. Zheng					
SRP	63,960	38,376	167,695	–	1,154,953
CACEP	–	58,630	75,944	–	641,879
T. Embree					
SRP	41,880	25,128	18,294	–	122,661
CACEP	–	38,390	11,787	–	78,896

[1] Mses. Méndez and Loh and Mr. Miñarro Viseras are not eligible to participate in any of the deferred compensation arrangements. For more information on the SRP, CACEP, DCP and LTIP PSU Deferral Plan, see "Retirement and deferred compensation benefits" on pages 70-72.

[2] All amounts shown are included in the "Salary" and "Non-Equity Incentive Plan" columns, as applicable, of the Summary Compensation Table, with the exception of Ms. Marks' contributions to the LTIP PSU Deferral Plan.

[3] All amounts shown are included in the "All Other Compensation" column of the Summary Compensation Table.

[4] Amounts shown reflect hypothetical investment returns to accounts based on fixed income, bond, target date and equity indices selected by the NEO. These returns do not constitute above-market or preferential earnings, and were therefore not included in the Summary Compensation Table.

[5] Amounts shown reflect the sum of contributions (both by the NEO and Otis) and credited earnings on those deferrals, less withdrawals. There were no withdrawals in 2025. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: Ms. Marks ($2,131,159) and Mr. Zheng ($504,944).

[6] Amounts shown reflect Ms. Marks' election to defer the receipt of a portion of her 2022 PSU award that vested in 2025 (less $56,583 in FICA taxes) into the LTIP PSU Deferral Plan, as reported in the "Option Exercises and Stock Vested" table on page 80.

Potential Payments Upon Termination or Change in Control

Payment Type	J. Marks ($)	C. Méndez ($)	P. Zheng ($)	E. Miñarro Viseras ($)	S. Loh ($)	T. Embree ($)
Involuntary Termination for Cause						
Severance Cash Payment	–	–	–	–	–	–
STI Payment[1]	–	–	–	–	–	–
Pension Benefit[2]	–	623,938	–	–	–	–
Option / SAR Value[3]	–	–	–	–	–	–
Stock Awards Value[3]	–	–	–	–	–	–
Sub-Total	–	623,938	–	–	–	–
Less: Vested Pension[4]	–	-623,938	–	–	–	–
Total	–	–	–	–	–	–

Payment Type	J. Marks ($)	C. Méndez ($)	P. Zheng ($)[14]	E. Miñarro Viseras ($)	S. Loh ($)	T. Embree ($)
Voluntary Termination / Resignation						
Severance Cash Payment	–	–	–	–	–	–
STI Payment[1]	–	–	–	–	–	–
Pension Benefit[2]	–	623,938	–	–	–	–
Option / SAR Value[4,5,6]	–	–	21,587	–	–	–
Stock Awards Value[4,5,6,7]	3,165,739	–	4,349,392	–	–	–
Sub-Total	3,165,739	623,938	4,370,979	–	–	–
Less: Vested Pension and Equity[4]	-3,165,739	-623,938	-4,370,979	–	–	–
Total	–	–	–	–	–	–

Payment Type	J. Marks ($)	C. Méndez ($)	P. Zheng ($)	E. Miñarro Viseras ($)	S. Loh ($)	T. Embree ($)[15]
Involuntary Termination without Cause						
Severance Cash Payment[8]	2,714,261	1,824,563	–	1,456,980	1,260,332	1,368,000
STI Payment[8]	1,965,600	707,402	–	518,166	289,632	263,496
Pension Benefit[2]	–	623,938	–	–	–	–
Option / SAR Value[4,5]	128,161	3,616	–	14,735	10,446	149,486
Stock Awards Value[4,5,7]	15,158,457	1,167,171	–	2,504,849	1,592,565	3,224,381
Other Benefits[8]	45,006	56,770	–	20,418	40,546	149,025
Sub-Total	20,011,485	4,383,460	–	4,515,148	3,193,521	5,154,388
Less: Vested Pension and Equity[4]	-3,165,739	-623,938	–	–	–	–
Total	16,845,746	3,759,522	–	4,515,148	3,193,521	5,154,388

Payment Type	J. Marks ($)	C. Méndez ($)	P. Zheng ($)	E. Miñarro Viseras ($)	S. Loh ($)	T. Embree ($)
Death / Disability						
Severance Cash Payment	–	–	–	–	–	–
STI Payment[9]	1,965,600	707,402	–	518,166	289,632	–
Pension Benefit[2]	–	13,689,825	–	–	–	–
Option / SAR Value[4,10,11]	143,038	4,032	–	89,158	12,217	–
Stock Awards Value[4,10,11]	54,031,998	5,036,422	–	6,074,293	3,760,780	–
Sub-Total	56,140,636	19,437,681	–	6,681,617	4,062,629	–
Less: Vested Pension and Equity[4]	-3,165,739	-13,689,825	–	–	–	–
Total	52,974,897	5,747,856	–	6,681,617	4,062,629	–

Payment Type	J. Marks ($)	C. Méndez ($)	P. Zheng ($)	E. Miñarro Viseras ($)	S. Loh ($)	T. Embree ($)
Qualifying Termination within 2 Years Following a Change in Control						
Severance Cash Payment[12]	11,760,000	3,649,125	–	2,913,961	2,520,664	–
STI Payment[12]	1,965,600	707,402	–	518,166	289,632	–
Pension Benefit[2]	–	623,938	–	–	–	–
Option / SAR Value[13]	143,038	4,032	–	89,158	12,217	–
Stock Awards Value[13]	54,031,998	5,036,422	–	6,074,293	3,760,780	–
Other Benefits[12]	61,006	72,770	–	36,418	56,546	–
Sub-Total	67,961,642	10,093,689	–	9,631,996	6,639,839	–
Less: Vested Pension and Equity[4]	-3,165,739	-623,938	–	–	–	–
Total	64,795,903	9,469,751	–	9,631,996	6,639,839	–

[1] For the purposes of this table, the STI payouts are not deemed accrued as of December 31, 2025, and are included in this table only if they would be paid upon the occurrence of the applicable event.

[2] For Ms. Méndez, $623,938 represents the estimated lump-sum value of the retirement benefits accrued under the Swiss Supplementary 1e Plan, assuming retirement or termination on December 31, 2025. In the event of termination due to death, the benefit due under the Swiss Supplementary 1e Plan would be a lump-sum payment of $1,710,251 plus a spouse's lifetime pension benefit of $382,802 per year; the present value of the death benefit as of December 31, 2025, was $13,689,825. In the event of long-term disability, Ms. Méndez would be entitled to a pension benefit under the Swiss Supplementary 1e Plan of $574,202 per year payable until Ms. Méndez reaches age 65. The present value of the disability benefit as of December 31, 2025, was $9,889,043.

Under the Spanish Defined Benefit – Policy 7179, Mr. Miñarro Viseras will not be entitled to any company pension benefits unless he terminates employment and elects retirement with the Spanish social contribution system. Due to his age as of December 31, 2025, he will not be entitled to retire and, therefore, will not be eligible to receive the company pension benefits.

[3] All outstanding equity awards, whether vested or unvested, will be forfeited upon an involuntary termination for cause.

[4] Equity awards are valued based on the closing price of our common stock ($87.35) on December 31, 2025. If an NEO qualifies for retirement treatment (see footnotes (5) and (7) below) pursuant to the terms applicable to their unvested awards, the value of that equity is included in the "Less: Vested Pension and Equity" rows. The value of vested and exercisable SARs is not included in this table since an NEO is entitled to receive them unless the NEO is terminated for cause. With respect to Ms. Méndez, the Death/Disability table shows the present value of the death benefit under the Swiss Supplementary 1e Plan; see footnote (2) for a description of the disability benefit under such plan.

[5] Awards held for less than one year from the grant date will be forfeited. Annual SAR and RSU awards held for more than one year will fully vest if the executive qualifies for retirement treatment, which is defined in respect of our outstanding equity awards as either (i) age 65; or (ii) age 55 plus 10 or more years of service. PSU awards held for more than a year by an executive who has met this retirement eligibility will remain outstanding and be eligible to vest, subject to achievement of the performance goals as determined by the Compensation Committee. Vested SARs will be exercisable by retirement-eligible executives until the expiration of their term. As of December 31, 2025, Mr. Zheng had attained age 55 with more than 10 years of continuous service and had met retirement eligibility. Mses. Marks, Méndez and Loh and Mr. Miñarro Viseras did not qualify for retirement eligibility. Ms. Embree did not qualify for retirement eligibility as of her termination of employment. Nonretirement-eligible executives will forfeit their unvested awards upon a voluntary termination. These executives will, however, vest in a prorated portion of their RSUs and SARs held for more than one year upon an involuntary termination other than for cause, with such proration based upon the period of time elapsed since the date of grant. Additionally for these executives, PSUs held for more than one year will, upon an involuntary termination other than for cause, prorate on the same basis and remain outstanding and eligible to vest upon achievement of the applicable performance goals as determined by the Compensation Committee. Vested SARs may be exercised by a nonretirement-eligible executive for up to one year following an involuntary termination other than for cause and for up to 90 days following a voluntary termination (in each case until the expiration of their term, if earlier). All PSUs are subject to the prior elections made by the applicable executives under the LTIP PSU Deferral Plan, if any.

[6] Special out-of-cycle awards are forfeited upon a voluntary termination.

(7) ELG RSU awards vest upon retirement on or after age 62 or in the case of a "mutually agreeable termination" (as defined on page 67) following three years of ELG service. Ms. Marks and Mr. Zheng are the only NEOs with an ELG RSU award. As noted in footnote (14) below, Mr. Zheng's departure from the company on February 28, 2026, constituted a "mutually agreeable termination." Mr. Zheng therefore received these vested awards upon his termination of employment, and Ms. Marks will receive these vested awards upon a mutually agreeable termination or upon retirement on or after age 62. Because Ms. Marks qualifies for retirement under her ELG RSU award, she would also receive this award upon a voluntary termination of employment.

(8) The Severance Plan provides for the following payments and benefits upon a "Qualified Termination": a lump-sum payment equal to 1X (1.5X for the CEO) the sum of the executive's annual base salary and target annual STI award; a prorated STI payout for the year of termination based on actual performance and payable when STI payouts are normally delivered by the company; and continued healthcare benefits for the executive and eligible dependents for up to 12 months at no cost and outplacement services for up to 12 months. The value of any cash severance and prorated STI payout for the year of termination payable under the Severance Plan to an ELG member will be reduced by the value of the executive's ELG RSU grant that vests upon the executive's termination, if any, as well as by any other severance benefits that the executive is entitled to receive upon termination of employment.

(9) Under our STI program, the Compensation Committee has discretion to determine what payment, if any, will be made in the event of an executive's death or disability. We have assumed that the executive or executive's estate, as applicable, will receive their STI award based on actual performance as determined as of the date of death or disability.

(10) Upon death, RSUs will vest and be converted to shares of common stock to be delivered to the executive's estate. All PSUs will vest at death and be converted to shares of Otis common stock to be delivered to the executive's estate based on target performance (or such greater amount as determined by the Compensation Committee in its discretion). The PSUs will be subject to the prior elections made by the applicable executives under the LTIP PSU Deferral Plan, if any. All unvested SARs will vest at death and become exercisable. The executive's estate will have three years from the death (or until the expiration of the SAR, if earlier) to exercise all outstanding SARs. If a SAR expires prior to the expiration of that three-year exercise period, the SAR will be deemed to be exercised by the estate at the SAR expiration date. ELG RSU awards also vest upon death.

(11) Upon disability (as defined in our LTI program), all awards will fully vest, with the performance goals applicable to the PSUs deemed achieved at the target level of performance (or such greater amount as determined by the Compensation Committee), and be subject to the prior elections made by the applicable executives under the LTIP PSU Deferral Plan, if any. Vested SARs may be exercised for up to three years from the termination date (but no later than the expiration of the applicable term), provided that if a SAR expires prior to the expiration of that three-year exercise period, the SAR will be deemed to be exercised by the NEO at the SAR expiration date. ELG RSU awards also vest upon disability. The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI payment.

(12) All the NEOs are eligible for change-in-control benefits under our Change in Control Severance Plan, which is described on page 68. Upon a qualifying termination within two years following a change-in-control, the executive will receive a lump-sum payment equal to the sum of their annual base salary and target annual STI award (3X for the CEO and 2X for the other NEOs); a prorated portion of their STI award for the year of termination based on target performance; and continued healthcare benefits for the executive and eligible dependents each for up to 12 months at no cost as well as financial planning and outplacement services, each for up to 12 months, also at no cost. Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply under the terms of the Change in Control Severance Plan if the golden parachute excise tax imposed under Sections 280G and 4999 of the IRC would otherwise apply.

(13) In the event of a qualifying termination within two years following a change-in-control, our LTI program provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year, special out-of-cycle awards and ELG RSU awards), with the PSUs that become vested upon such qualifying termination subject to the prior elections made by the applicable executives under the LTIP PSU Deferral Plan, if any. The applicable PSU performance goals will be deemed to be achieved at the greater of target and actual performance as determined by the Compensation Committee as of the latest practicable date prior to the change-in-control. Amounts shown assume estimated PSU payouts based on projected performance for the 2023 awards and target performance for the 2024 and 2025 PSU awards. All values shown reflect the closing price of our common stock ($87.35) on December 31, 2025.

(14) On October 28, 2025, the company reached an agreement with Mr. Zheng pursuant to which he ceased to serve as Executive Vice President, Chief Product, Delivery and Customer Officer and separated from employment with the company effective as of February 28, 2026. During the period from October 28, 2025, until his departure from the company, Mr. Zheng agreed to facilitate and oversee the planned reorganization of certain functions to allow the company to meet the needs of a changing business environment, and to support the successful transition of his responsibilities. Mr. Zheng also agreed to cooperate with the company following his departure from the company with respect to matters which involved him during the course of his employment. Given these commitments from Mr. Zheng, the Compensation Committee determined that Mr. Zheng's departure from the company constituted a qualifying separation that results in full vesting of the ELG RSUs awards. In order to receive this benefit, as required by the ELG RSU award agreement, Mr. Zheng executed an agreement which included a release and post-termination restrictive covenants, including confidentiality, a three-year post-termination non-competition, and non-solicitation and non-disparagement covenants. Mr. Zheng's separation from employment constituted a retirement for purposes of his other company equity awards in accordance with their terms. Mr. Zheng was not entitled to any severance benefits under the Severance Plan in connection with his separation from employment.

(15) Ms. Embree's termination on June 30, 2025, constituted a "Qualified Termination" under the terms of the Severance Plan, entitling her to (i) a lump-sum payment of $1,368,000, which was equal to 1X the sum of Ms. Embree's annual base salary and target STI for the year of termination; (ii) a prorated 2025 STI of $263,496; (iii) continued healthcare benefits for up to 12 months at no cost to her; and (iv) outplacement services for up to 12 months, all subject to Ms. Embree's execution and non-revocation of a release of claims and compliance with certain non-competition and non-solicitation obligations. Additionally, Ms. Embree's outstanding equity awards were treated in accordance with the terms of the company's 2020 Long-Term Incentive Plan that are applicable upon an involuntary termination of employment.

CEO pay ratio

As required by the applicable SEC rules, we are providing the following information regarding the ratio of the annual total compensation of Ms. Marks, our CEO, to the annual total compensation of our median colleague.

Median colleague determination

COLLEAGUES INCLUDED

In 2024, our median colleague was identified from among our active global population of 73,964 (excluding our CEO, but including all temporary and seasonal employees paid through Otis payroll) as of October 1, 2024 (of which 10,083 were U.S.-based and 63,881 were non-U.S.-based).

CONSISTENTLY APPLIED COMPENSATION MEASURES, METHODOLOGY AND MATERIAL ASSUMPTIONS

We then used "total cash compensation" as our consistently applied compensation measure for the period running from October 1, 2023, to September 30, 2024, to determine the median colleague, using the following methodology and material assumptions.

- Our total cash compensation included wages, commissions, bonuses, spot and recognition awards, and allowances. Based on local laws, we also added gains on vesting and exercises of equity awards, and company contributions made to government-sponsored retirement programs when required by such laws.
- We annualized the compensation paid to our permanent colleagues who were hired during the period or on active military duty, paid leave or unpaid leave during the period.
- We used October 1, 2024, exchange rates to convert all foreign currencies into U.S. dollars.

ANNUAL TOTAL COMPENSATION DETERMINATION

We then determined the annual total compensation of our CEO and median colleague for fiscal year 2024, using the methodology required for the Summary Compensation Table to compute the pay ratio.

Fiscal year 2025 CEO pay ratio determination

In determining our CEO pay ratio for fiscal year 2025, we concluded there were no changes to our colleague population or compensation arrangements that would significantly change our pay ratio disclosure. We used the same median colleague as last year, as permitted by the SEC rules.

For 2025, Ms. Marks' annual total compensation was $16,977,877, and the annual total compensation of our median colleague was $59,408, resulting in a ratio of 286:1. We believe this pay ratio is a reasonable estimate based on the methodology and assumptions described above.

Comparing pay ratios of other companies

Because SEC rules allow companies to use different methodologies, exclusions, estimates and assumptions in calculating their CEO pay ratios, our CEO pay ratio may not be comparable to those reported by other companies.

Pay versus performance

The following section has been prepared in accordance with the SEC's pay versus performance ("PvP") disclosure rule. The PvP rule requires public companies to disclose information reflecting the relationship between the company's financial performance and a new definition of pay, referred to as "Compensation Actually Paid." The Compensation Actually Paid amounts shown below may not reflect actual compensation paid to or earned by our NEOs, and Compensation Actually Paid was not used by the Compensation Committee to make any compensation decisions.

The table below includes the required PvP disclosures for the Principal Executive Officer ("PEO") and the average non-PEO NEO for fiscal years 2025, 2024, 2023, 2022 and 2021. Detailed information on the calculation of the Compensation Actually Paid amounts for the applicable year can be found in footnote (2) below.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 investment based on:		Net Income ($M)[5]	Adjusted Earnings Per Share ($)[6]
					Otis TSR[4]	Peer Group TSR[4]		
2025	16,977,877	9,537,971	4,669,800	2,608,175	139	190	1,384	4.05
2024	42,102,257	40,088,639	5,377,739	3,919,059	209	253	1,645	3.83
2023	15,924,194	21,050,577	5,576,098	6,457,863	199	216	1,406	3.54
2022	14,477,875	15,281,897	3,457,622	2,196,543	172	183	1,253	3.17
2021	13,770,306	26,766,637	3,956,450	7,555,268	188	193	1,246	3.01

[1] The PEO for each year shown in this table is Ms. Marks.

[2] The year-over-year variation in the amounts reported is highly correlated with changes in our stock price. The following tables set forth the adjustments made from the Summary Compensation Table total for the PEO and the Average Summary Compensation Table total for the non-PEO NEOs to determine the Compensation Actually Paid to the PEO and Average Compensation Actually Paid to the non-PEO NEOs under the rule.

Adjustments from Summary Compensation Table Total for PEO	2025
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table	-13,182,895
Increase based on fair value of awards granted during year that remain unvested as of year-end, determined as of year-end[8]	11,672,577
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end[8]	-6,902,956
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year[8]	989,491
Decrease based on Fair Value as of the prior fiscal year end of equity awards granted in prior fiscal years that failed to meet vesting Conditions in the Fiscal Year	-812,039
Increase based on dividends or other earnings paid during year prior to vesting date of award	795,916
Total Adjustments	**-7,439,906**

Adjustments from Average Summary Compensation Table Total for Non-PEO NEOs	2025
Average deduction for change in actuarial present values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table[7]	-91,310
Average increase for service cost of pension plans[7]	9,680
Average deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table	-2,533,240
Average increase based on fair value of awards granted during year that remain unvested as of year-end, determined as of year-end[8]	1,785,257
Average increase/deduction for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end[8]	-651,337
Average increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year[8]	42,961
Average decrease based on Fair Value as of the prior fiscal year end of equity awards granted in prior fiscal years that failed to meet vesting Conditions in the Fiscal Year	-678,638
Average increase based on dividends or other earnings paid during year prior to vesting date of award	55,002
Total Adjustments	**-2,061,625**

(3) The names of the non-PEO NEOs in each fiscal year are listed in the table below.

2025	**2024**	**2023**	**2022**	**2021**
C. Méndez	A. Maheshwari	A. Maheshwari	A. Maheshwari	R. Ghai
P. Zheng	C. Méndez	P. Zheng	R. Ghai	P. Zheng
S. Loh	P. Zheng	T. Embree	P. Zheng	N. LaFreniere
E. Miñarro Viseras	N. LaFreniere	E. Miñarro Viseras	N. LaFreniere	S. de Montlivault
T. Embree	E. Miñarro Viseras		S. de Montlivault	

(4) Otis became an independent publicly traded company on April 3, 2020. The TSR calculations for Otis and the Peer Group are based on a fixed $100 investment from December 31, 2020, through the end of 2025, assuming reinvestment of dividends. The Peer Group for purposes of this table is the S&P 500 Industrials Select Sector Index.

(5) This represents Otis' net income calculated in accordance with GAAP.

(6) The Compensation Committee has made the assessment that adjusted earnings per share ("adjusted EPS"), which is calculated on a diluted basis, represents the most important financial measure used by Otis to link Compensation Actually Paid to our PEO and non-PEO NEOs for 2025 to our performance. Adjusted EPS is the performance measure that has the greatest weighting (60%) under our PSUs. We grant 60% of each NEO's LTI opportunity as PSUs. See Appendix A on pages 108-111 for information on how adjusted EPS is calculated from our audited financial statements.

(7) Ms. LaFreniere is a participant in the PPP, Ms. Méndez is a participant in the Swiss Base Plan and Swiss Supplementary 1e Plan, and Messrs. de Montlivault and Miñarro Viseras participate in the TCN Plan and the Spanish Defined Benefit – Policy 7179, respectively. None of our other NEOs participate in an Otis-sponsored pension plan.

(8) For awards granted prior to 2020, we measure the increase or decrease in fair value from April 3, 2020, the date we became an independent publicly traded company. A binomial lattice model was used to estimate the fair value of the SARs. Fair values for our PSUs, which are partly market-based awards because of the TSR multiplier, are based on a Monte Carlo valuation if the PSU TSR measurement period has not ended (i.e., for the 2024 PSUs and 2025 PSUs). Both models are consistent with the grant-date valuation models used for valuations under FASB ASC 718. Below is a description of the assumptions made for the valuations of the SARs and 2024 and 2025 PSUs.

PSUs	**Valuations performed for 2025**
Range of Weighted Financial Metric Multipliers	97% – 100%
TSR Realized Performance (percentile)	25th – 25th
Historical Volatility	21.7% – 24.5%
Risk-Free Interest Rate	3.4% – 3.4%

SARs	**Valuations performed for 2025**
Expected Term (years)	2.8 – 4.6
Exercise Price	$76.81 – $94.20
Blended Volatility	21.0% – 22.8%
Dividend Yield	1.6% – 1.9%
Risk-Free Interest Rate	3.5% – 4.2%

Expected term estimates for measurements in the current fiscal year were calculated by taking the difference between (A) the expected term as of the grant date and (B) the time since grant. This difference was then (C) divided by the stock-to-strike ratio as of the current measurement date, therefore extending the expected term for out-of-the-money SARs and shortening the term for in-the-money SARs. Volatility is calculated from daily stock prices, term matched for the expected term. Dividend Yield is calculated as the quarterly dividend amount divided by the three-month average stock price on the valuation date, annualized and continuously compounded. Risk-free rate is the continuously compounded, term-matching, zero-coupon rate from the valuation date.

Estimated fair values of the unvested PSU awards, which vest based upon financial performance metrics and a relative TSR modifier, were valued using a Monte Carlo simulation as of December 31, 2025:

Award	Discount for Lack of Marketability	TSR Modifier Fair Value (per target shares)[a]	TSR Modifier Fair Value Factor (as % of valuation date stock price)
2025 PSUs	N/A	$85.04	97.36
2024 July PSUs[b]	6.74%	$73.96	84.67
2024 PSUs	N/A	$79.30	90.78

As the TSR performance period for the 2023 PSUs was completed as of December 31, 2025, no TSR modifier was calculated for the relevant 2025 valuations. To calculate total PSU fair value as of each measurement date for each NEO, the TSR modifier fair value shown in the table above was multiplied by (i) the corresponding expected payout from the performance goals described on pages 62-65 and (ii) the number of target performance units unvested and outstanding plus dividend equivalent units accrued at the time.

[a] Target shares are defined as a payout of 100%, such that the maximum payout is 120% given the TSR multiplier.

[b] This PSU award has a mandatory one-year post-vest holding period. As such, a discount is applied to the award to reflect the lack of marketability due to the holding period restriction.

Pay versus performance relationships

The graphs below illustrate the relationship between Compensation Actually Paid and:

- Cumulative TSR for Otis and the Peer Group
- Otis' adjusted EPS (Company Selected Measure)
- Otis' net income



Compensation Actually Paid vs. Cumulative TSR



Compensation Actually Paid vs. Adjusted EPS



Compensation Actually Paid vs. GAAP Net Income

Most important financial performance measures

In our assessment, the most important financial performance measures used to link Compensation Actually Paid to our NEOs in 2025 to our performance are those used in our 2025 STI and LTI programs:

- Adjusted EPS[1]
- Adjusted net income[1]
- Adjusted free cash flow[1]

- Organic sales growth[1]
- New Equipment and Modernization Orders growth[1]
- Net Portfolio Unit Growth
- Relative TSR

For more information on these measures, see the "STI compensation" section on pages 58-61 and "LTI compensation" section on pages 62-65.

[1] Refer to Appendix A on pages 108-111 and Appendix B on page 112 for information on what is included in these definitions. Appendix A also provides a reconciliation of the non-GAAP financial measures to the corresponding GAAP financial measures. The definitions of non-GAAP measures in Appendix A may differ from the definitions of measures used for the STI program in Appendix B.

Audit matters

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight responsibilities relating to: the integrity of Otis' financial statements; the independence, qualifications and performance of Otis' internal and independent auditors; Otis' compliance with its policies and procedures, internal controls, The Otis Absolutes and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the company's website.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal controls. PricewaterhouseCoopers LLP (''PwC''), Otis' independent auditor, is responsible for expressing an opinion on the conformity of Otis' audited financial statements with generally accepted accounting principles and on the effectiveness of Otis' internal control over financial reporting.

In performing its oversight responsibilities, the Committee has reviewed and discussed with management and with PwC the company's audited financial statements for the year ended December 31, 2025, as well as the representations of management and the independent auditor's opinion thereon regarding Otis' internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Committee discussed with Otis' internal auditor and PwC the overall scope and plans for their respective audits. The Committee met with internal audit and PwC, with and without management present, to discuss the results of their examinations, the evaluation of Otis' internal controls, management's representations regarding internal control over financial reporting, and the overall quality of Otis' financial reporting.

The Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of the Public Company Accounting and Oversight Board (''PCAOB'') regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee has also received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

PwC represented to the Committee that Otis' audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States of America. Based on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors that the audited financial statements be included in Otis' Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC. The Committee nominates the firm of PwC for appointment by the shareholders to continue to serve as Otis' independent auditor for 2026. The members of the Audit Committee believe that the retention of PwC as the independent auditor is in the best interests of Otis and its shareholders.

AUDIT COMMITTEE

Jeffrey H. Black, **Chair**
Thomas A. Bartlett
Jill C. Brannon
Nelda J. Connors

Proposal 3:
Appoint an independent auditor for 2026

- Pursuant to our Bylaws, our independent auditor is appointed by our shareholders. We are asking shareholders to approve the appointment of PricewaterhouseCoopers LLP ("PwC") to continue to serve as our independent auditor for 2026 until the next Annual Meeting of Shareholders.
- PwC, an independent registered public accounting firm, served as Otis' independent auditor in 2025. Our Audit Committee has nominated, and the Board has approved, the firm for appointment by the shareholders to continue to serve as Otis' independent auditor for 2026.

THE BOARD RECOMMENDS A VOTE FOR THE APPOINTMENT OF PwC TO CONTINUE TO SERVE AS THE COMPANY'S INDEPENDENT AUDITOR FOR 2026.

Our Audit Committee is responsible for the appointment, retention, termination, compensation, evaluation and oversight of the independent auditor. The Audit Committee has appointed PwC to continue as our independent registered public accounting firm for 2026. We believe the appointment of PwC as independent auditor is in the best interests of our shareholders, and we are asking our shareholders to approve this appointment for the reasons set forth below.

Audit Committee assessment of PwC

At least annually, the Audit Committee reviews the quality, performance and independence of its independent registered accounting firm, including a review and evaluation of the lead partner. This review takes into account the opinions of management and our internal auditor.

As a result of its most recent review, the Audit Committee believes that the retention of PwC as our independent registered public accounting firm is in the best interests of Otis and its shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to the Audit Committee
- Positive and respectful working relationship with management
- Institutional knowledge of Otis

- Responsive, timely and thorough communications with management and the Audit Committee
- Proactive and insightful information on accounting and auditing issues and regulatory developments affecting our industry

- Timely, thorough and practical advice and execution of services
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

Audit Committee controls relating to independent auditor

A number of controls are in place to support the continued integrity, independence and quality of the independent registered public accounting firm and its audit responsibilities. These include:

- The Audit Committee, composed solely of independent directors, engages in regular executive sessions with PwC. The Audit Committee Chair and PwC's lead audit partner communicate frequently between formal meetings.
- The Audit Committee and our Audit Committee Chair are directly involved in the selection of PwC's lead audit partner for the Otis audit engagement.
- The Audit Committee is responsible for the audit fee negotiations and closely monitors those fees, including the appropriateness of fees relative to both efficiency and audit quality.
- The Audit Committee Chair, directly or as delegated to an Audit Committee member, must preapprove all services rendered by PwC to Otis and its consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services, and due diligence-related services) and tax services.
- The Audit Committee reviews and discusses with PwC information regarding PwC's periodic internal and peer quality reviews of its audit work as well as Public Company Accounting and Oversight Board reviews.

Policy on Audit Committee preapproval of audit and permissible non-audit services of independent auditor

The Audit Committee has adopted procedures requiring its review and approval in advance of all audit and permissible non-audit services provided by Otis' independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided that the Audit Committee is subsequently informed of each particular service approved by delegation. All engagements and fees for 2025 were approved by the Audit Committee. The Audit Committee reviewed with PwC whether the non-audit services to be provided were compatible with maintaining the firm's independence and concluded that they were. At least quarterly, the Audit Committee reviewed a report summarizing fiscal year-to-date services provided by PwC and reviewed an updated projection of the fiscal year's estimated fees. Non-audit services consisted of those described below in the Tax Fees and All Other Fees categories.

PwC Fees

This table presents fees for professional audit and other services rendered by PwC for the fiscal years 2025 and 2024.

	Year Ended December 31, 2025 ($)	Year Ended December 31, 2024 ($)
Audit Fees[1]	13,124,146	12,211,789
Audit-Related Fees[2]	374,569	412,400
Tax Fees[3]	2,179,092	1,911,351
All Other Fees[4]	142,000	2,650
Total	**15,819,807**	**14,538,190**

[1] These amounts represent fees of PwC for the audit of our annual consolidated financial statements; the audit of internal control over financial reporting; the review of consolidated financial statements included in our quarterly Form 10-Q reports; and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year. Audit fees also include advice on accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits.

[2] Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Otis' consolidated financial statements or internal control over financial reporting, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC. This category also includes fees related to the performance of audits and attest services not required by statute or regulations; contractually required audits and compliance assessments; accounting consultations about the application of GAAP to proposed transactions; and services related to readiness for sustainability-related regulations.

[3] Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independence risks are mitigated by established safeguards following agreed upon standard work.

[4] All other fees consist of permitted services other than those that meet the criteria above and primarily consist of accounting research software and training and other advisory services.

A representative of PwC is expected to be available at our 2026 Annual Meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions from shareholders.

Proposal 4:
Shareholder proposal regarding reporting on political contributions and expenditures

We expect the following proposal to be presented by a shareholder at the Annual Meeting. In accordance with SEC rules, the shareholder proposal is presented below as submitted by the shareholder. Otis disclaims all responsibility for the content of the proposal, the graphic and the supporting statement. John Chevedden, 2215 Nelson Ave, No. 205, Redondo Beach, CA 90278 USA, is the proponent of the following shareholder proposal.

THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Resolution Proposed by Shareholder

Proposal 4 – Reporting on political contributions and expenditures



Avoid Brand Damage due to Corporate Political Spending – Proposal 4

Shareholders of Otis Worldwide (OTIS) request that the Company provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including the identity of the recipient as well as the amount paid to each.

The report shall be presented to the board of directors and posted on the Company's website.

This proposal does not encompass lobbying spending.

Supporting Statement

Long-term shareholders of OTIS support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

A company's reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and ''social welfare'' organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

A recent poll of retail shareholders by Mason-Dixon Polling & Research found that 83% of respondents said they would have more confidence investing in companies that have adopted reforms that provide for transparency and accountability in political spending.

OTIS scored 35% out of a possible score of 100% in the 2025 CPA-Zicklin Index of Corporate Political Disclosure and Accountability <https://www.politicalaccountability.net/wp-content/uploads/2025/11/2025-CPA-Zicklin-Index.pdf>.

This proposal asks OTIS to disclose all of its electoral spending, including payments to Trade Associations and 501(c)(4) social welfare organizations, which may be used for electoral purposes – and are otherwise undisclosed. This would bring our Company in line with a growing number of leading companies, including Fortive, Marvell Technology, and Micron Technology, which present this information on their websites.

Without knowing the recipients of our company's political dollars OTIS directors and shareholders cannot sufficiently assess whether our Company's election-related spending aligns with or conflicts with its policies on climate change and sustainability and other areas of concern.

Please vote for this timely governance reform:

Avoid Brand Damage due to Corporate Political Spending – Proposal 4

Our response – Statement in opposition to Proposal 4

The Board has carefully reviewed the shareholder proposal requesting additional reporting on Otis' political contributions and unanimously recommends a vote **AGAINST** this proposal. The requested report is unnecessary in light of our existing oversight and disclosure practices and would impose significant administrative burdens and costs that are not in the best interests of Otis or our shareholders.

We have established protocols to ensure effective and robust oversight of Otis' political contributions, which are very limited.

The Board recognizes the importance of transparency in political engagement and maintains a number of comprehensive oversight practices to ensure compliance in all of Otis' political engagement or policy-related activities. The Nominations and Governance Committee oversees Otis' approach to public policy matters, including the company's participation in programs and activities related to political engagement or public policy issues. The Board has delegated to the Nominations and Governance Committee responsibility to conduct an annual review of Otis' political contributions and engagement on public policy issues to ensure full alignment with our corporate policies and continued value to the company and our shareholders.

Our Vice President, Chief Government Relations Officer, serves as our Head of Government Relations under our corporate policy on government relations and leads Otis' global government affairs strategy, providing guidance and oversight for advocacy on Otis' behalf on legislative, regulatory and policy matters.

Our expectations for responsible political activity are outlined in The Otis Absolutes and our corporate policy on government relations, which are both publicly available on our website at www.otisinvestors.com/governance/governance-documents. In response to shareholder feedback, the Board determined to provide expanded disclosure in the 2026 Proxy Statement regarding the company's political contributions processes and practices, which can be found on page 18.

Where appropriate, Otis may make contributions through the Otis Federal Political Action Committee ("Otis PAC") to candidates who support policies aligned with our business priorities and long-term shareholder interests, irrespective of political affiliation. Otis PAC also may support national political organizations connected to both major parties. In 2025, total political contributions through the Otis PAC were less than $10,000.

Considering the immaterial amount of political activity by Otis, this proposal would impose an unnecessary administrative burden and cost on the company without commensurate benefits to Otis shareholders.

We have implemented extensive oversight and compliance procedures to ensure that our political contributions, which are immaterial to the company, comply with all applicable laws and disclosure requirements.

Sufficient information regarding Otis' political contributions is publicly available.

Otis complies with all applicable laws when engaging in any type of political activity, including laws requiring public disclosure of political contributions and lobbying expenses.

To the extent Otis makes contributions through the Otis PAC, we are subject to federal public disclosure requirements. Federal election law requires federal campaign committees and federal political committees to file public reports disclosing their contributions and expenditures. Federal Election Commission reports on political contributions by the Otis PAC are available at www.fec.gov and also can be found at www.opensecrets.org. State and local candidates for elective office and state and local political committees are generally required to file similar public reports disclosing contributions and expenditures. Reports on quarterly receipts and disbursements by the Otis PAC also are readily available on the Federal Election Commission's website.

Otis participates in select trade associations to ensure we stay appropriately informed of relevant industry developments and public education efforts regarding major issues of common concern to our industry. Our participation does not imply endorsement of any specific political position taken by those associations, nor do we expect associations in which we participate to engage in political campaign activities.

Participation by a colleague in any trade association must be preapproved by management following review of Otis legal counsel, which includes the rationale for joining the organization, the type of activities involved, and the organization's commitment to antitrust compliance. Colleagues receive periodic training on trade association participation. Given the multiple compliance risks associated with trade organizations, the Audit Committee will periodically review Otis' trade association memberships to ensure alignment with our corporate policies.

In summary, the Board considers this proposal unnecessary, burdensome and not in the best interests of the company's shareholders. Otis already maintains a robust system of compliance and public disclosure related to our minimal political contributions. The additional reporting requested is unnecessary in light of our existing practice and creates an administrative and cost burden without meaningful benefit to our shareholders.

Other important information

Stock ownership

Beneficial stock ownership of directors and executive officers

The following table shows information as of March 30, 2026, regarding the beneficial ownership of Otis common stock by: (i) each director and nominee; (ii) each NEO; and (iii) the directors and executive officers as a group. None of these individuals, or the group as a whole, beneficially owned more than 1% of Otis common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power of the shares shown.

Directors and Executive Officers	SARs Exercisable within 60 days[1]	DSUs Convertible to Shares within 60 days[2]	Total Shares Beneficially Owned	Percentage of Class (%)[6]
Thomas Bartlett	–	5,458	5,889	*
Jeffrey H. Black	–	16,698	16,948	*
Jill Brannon	–	9,097	9,097	*
Nelda J. Connors	–	11,698	11,698	*
Kathy Hopinkah Hannan	–	16,200	16,200	*
Christopher J. Kearney	34,751	15,479	72,486[3]	*
Margaret M. V. Preston	–	21,181	22,152[4]	*
Shelley Stewart, Jr.	–	16,010	16,010	*
John H. Walker	–	29,651	29,651	*
Judith F. Marks	23,436	–	167,959[5]	*
Cristina Méndez	–	–	9,257	*
Peiming (Perry) Zheng[7]	3,584	–	27,784	*
Sally Loh	3,032	–	48,539	*
Enrique Miñarro Viseras	–	–	32,422	*
Tracy Embree[7]	–	–	29,273[8]	*
All directors and executive officers as group (20 persons)[9]			520,918	*

[1] The SARs in the table reflect the net number of shares of Otis common stock that would be issued upon SARs exercisable within 60 days of March 30, 2026. Once vested, each SAR can be exercised for the number of shares of Otis common stock having a value equal to the increase in value of a share of Otis common stock from the date the SAR was granted through the exercise date. The net number of shares of Otis common stock was calculated using $76.33 per share, which was the closing price of our common stock on March 30, 2026.

[2] The non-employee director DSUs are converted into Otis common stock upon separation from service. The table reflects the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of March 30, 2026, following the director's separation from the Board. For Mr. Kearney, the total also includes DSUs and deferred RSUs earned as a director of UTC that were converted into Otis DSUs or RSUs, as applicable, in connection with the Separation. Upon separation from service, these awards, which are fully vested, will be distributed in shares of Otis common stock.

[3] This includes shares held by a trust.

[4] This includes shares held in individual retirement accounts for Ms. Preston and her spouse, and shares held jointly with her spouse.

[5] This includes shares held by a Grantor Retained Annuity Trust, but does not include 123,158 vested DSUs under our LTIP PSU Deferral Plan that will be distributed upon a separation from service.

[6] The asterisks in this column indicate that all the directors and executive officers listed – both individually and as a group – own less than 1% of Otis common stock.

[7] Ms. Embree and Mr. Zheng are included in the table because both were NEOs for 2025 even though they terminated employment on June 30, 2025 and February 28, 2026, respectively.

[8] Beneficial ownership is based on information available to Otis on March 30, 2026, as of Ms. Embree's departure. Ms. Embree transferred her holdings from Otis' equity administrator following her departure, and Otis has not received updated ownership information. Accordingly, the amounts reported may not reflect her current holdings.

[9] Ms. Embree and Mr. Zheng are not included in this number.

Certain beneficial owners

The following table shows all holders known to Otis to be beneficial owners of more than 5% of the outstanding shares of Otis common stock as of the dates indicated below.

Name and Address	Shares	Percent of Class (%)[3]
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	48,584,108	12.6
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	27,083,117	7.0

[1] The Vanguard Group reported in a Schedule 13G/A filed with the SEC on July 29, 2025, that, as of June 30, 2025, it held shared voting power with respect to 470,337 shares of Otis common stock, sole dispositive power with respect to 46,716,922 shares of Otis common stock and shared dispositive power with respect to 1,867,186 shares of Otis common stock. The Vanguard Group reported in a further Schedule 13G/A filed with the SEC on March 27, 2026, that on January 12, 2026, The Vanguard Group went through an internal realignment. The filing stated that certain subsidiaries or business divisions of subsidiaries of The Vanguard Group that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis), and The Vanguard Group no longer has, or is deemed to have, beneficial ownership over shares of Otis common stock beneficially owned by these subsidiaries and/or business divisions.

[2] BlackRock, Inc. reported in a Schedule 13G/A filed with the SEC on April 17, 2025, that, as of March 31, 2025, it held sole voting power with respect to 24,329,066 shares of Otis common stock and sole dispositive power with respect to 27,083,117 shares of Otis common stock.

[3] Percentage of Class calculated based on the number of shares issued and outstanding as of March 30, 2026.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such directors, executive officers and 10% shareholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or on written representations from certain reporting persons for which no other filings were required, we believe that during the year ended December 31, 2025, there was compliance with all Section 16(a) filing requirements applicable to our directors, executive officers and 10% shareholders.

Transactions with related persons

The Otis Related Person Transactions Policy requires review, approval or ratification of "Related Person Transactions," defined by Otis as transactions exceeding $120,000 in which Otis or an Otis subsidiary is a participant and in which an Otis director, executive officer or a beneficial owner of 5% or more of Otis' outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest.

Under this policy, a director, director nominee and executive officer must notify the Corporate Secretary of any proposed or ongoing transaction, arrangement or relationship in which the amount involved exceeds $120,000, in which Otis or any of its subsidiaries is a participant, and such person or such person's immediate family member had, has or will have an interest, whether or not such interest is material. On submission, the following process occurs:

- The proposed transaction is reviewed by the Corporate Secretary who will, in consultation with the Chief Compliance Officer, assess whether the transaction may be a Related Person Transaction.

- If the Corporate Secretary and Chief Compliance Officer conclude that the transaction may be a Related Person Transaction, the transaction is submitted to the Board's Nominations and Governance Committee for evaluation.

- The Nominations and Governance Committee will prohibit any Related Person Transaction that is determined to be inconsistent with the interests of Otis and its shareholders. The Nominations and Governance Committee has delegated to its Chair the authority to make this determination if review is required prior to the next scheduled Committee meeting. In making this determination, the Nominations and Governance Committee must take into consideration all relevant facts and circumstances, including whether the transaction is on terms no less favorable to Otis than those available with other parties and the extent of the related person's interest in the transaction.

If the Corporate Secretary learns of a Related Person Transaction that is ongoing or already consummated without having received the Nominations and Governance Committee's approval, the Corporate Secretary will promptly submit the transaction to the Nominations and Governance Committee for review. The Nominations and Governance Committee will consider all of the relevant facts and circumstances available, will evaluate all options, including, but not limited to, ratification, amendment, rescission or termination of the Related Person Transaction, and will take or recommend to the Board such course of action as appropriate under the circumstances. The Nominations and Governance Committee also will examine the facts and circumstances pertaining to the failure of such transaction to have been presented to the Nominations and Governance Committee and will take such actions deemed appropriate under the circumstances.

Otis' policy generally permits employment of relatives of related persons possessing qualifications consistent with Otis' requirements for unrelated persons in similar circumstances, provided that the employment is approved by the Chief People Officer and the Chief Compliance Officer. There were no Related Person Transactions identified for 2025.

Other matters

Cautionary note concerning factors that may affect future results

This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for Otis' future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "medium-term," "near-term," "confident," "goals" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates, R&D spend, restructuring or transformation actions (including UpLift and related reorganization and outsourcing activities and such actions with respect to our business in China), credit ratings, net indebtedness and other measures of financial performance or potential future plans, strategies or transactions, or statements that relate to climate change and our intent to achieve certain sustainability targets or other corporate responsibility initiatives, including operational impacts and costs associated therewith, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Otis claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Otis and its businesses operate and any changes therein, including financial market conditions, fluctuations in commodity prices and other inflationary pressures, interest rates and foreign currency exchange rates, levels of end market demand in construction, pandemic health issues, natural disasters, whether as a result of climate change or otherwise, and the financial condition of Otis' customers and suppliers;

- the effect of changes in political conditions in the U.S., and in other countries in which Otis and its businesses operate, including tensions between the U.S. and China and geopolitical conflicts, including the effects of ongoing conflict between Russia and Ukraine and instability in the Middle East, on general market conditions, commodity costs, global trade policies and related sanctions, export controls and tariffs, and currency exchange rates in the near term and beyond;

- challenges in the development, production, delivery, support, employee adoption, performance and realization of the anticipated benefits of advanced technologies and new products and services;

- future levels of indebtedness, capital spending, and research and development spending;

- future availability of credit and factors that may affect such availability or costs thereof, including credit market conditions and Otis' capital structure;

- the timing and scope of future repurchases of common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;

- fluctuations in prices and delays and disruptions in delivery of materials and services from suppliers, whether as a result of changes in general economic conditions, geopolitical conflicts or otherwise;

- cost reduction or containment actions, restructuring or transformation costs and related savings and other consequences thereof, including with respect to UpLift and our China business and related impacts of reorganization, change management and outsourcing activities, as applicable;

- new business and investment opportunities and the realization of anticipated benefits, including meeting customer expectations and maintaining our competitiveness;

- the outcome of legal proceedings, investigations and other contingencies;

- pension plan assumptions and future contributions;

- the impact of the negotiation of collective bargaining agreements and labor disputes, labor actions, including strikes or work stoppages, and labor inflation in the markets in which Otis and its businesses operate globally;

- the effect of changes in laws, regulations and enforcement priorities in the U.S. and other countries in which Otis and its businesses operate;

- the ability of Otis to retain and hire key personnel;

- the scope, nature, impact or timing of acquisition and divestiture activity, the integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;

- the determination by the Internal Revenue Service (the ''IRS'') and other tax authorities that the distribution or certain related transactions in connection with the Separation should be treated as taxable transactions; and

- our obligations and disputes that have or may hereafter arise under the agreements we entered into with RTX and Carrier in connection with the Separation.

These and other factors are more fully discussed in the ''Business,'' ''Risk Factors'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' sections and elsewhere in our 2025 Form 10-K, and may cause actual results to differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Availability of corporate documents

The Otis Corporate Governance Guidelines (and related documents), the charters for each standing committee of the Board and Otis' code of ethics (The Otis Absolutes) are available on Otis' website at www.otisinvestors.com/governance/governance-documents. Printed copies will be provided, without charge, to any shareholder on request addressed to the Corporate Secretary at:

Corporate Secretary
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA

Incorporation by reference

In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 11: Employee Benefit Plans to the Consolidated Financial Statements to our 2025 Form 10-K, filed on February 5, 2026, and Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K, filed on February 5, 2021. These are the only portions of such filings that are incorporated by reference in this Proxy Statement.

The information contained on www.otisinvestors.com or on any other Otis' website referred to in this Proxy Statement or described in our sustainability report, Connect & Thrive, is provided for reference only and is not incorporated by reference into this Proxy Statement.

Company names, trademarks and trade names

Otis and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are either the registered or unregistered trademarks or trade names of Otis and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Frequently asked questions about the 2026 Annual Meeting

YOUR VOTE IS IMPORTANT.

Why am I being provided with these proxy materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our Annual Meeting and at any postponed or reconvened meeting.

Who can vote?

All registered shareholders and beneficial owners of shares held in street name are entitled to vote if they owned shares of Otis common stock at the close of business on March 30, 2026, which is referred to as the "record date." For a period of 10 days prior to the Annual Meeting, a list of registered shareholders entitled to vote at the meeting will be available for examination by registered shareholders during normal business hours at our headquarters in Farmington, Connecticut, as long as the examination is for a purpose germane to the meeting. If you would like to view such list of registered holders, please contact the Corporate Secretary's Office to schedule an appointment by mail or email at the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.

Does the company have a policy about directors' attendance at the Annual Meeting?

We do not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict.

What is the quorum requirement for the Annual Meeting?

Under the Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Otis common stock as of the record date, present either at the Annual Meeting or by proxy and entitled to vote, will constitute a quorum. As of the record date, 385,710,610 shares of common stock were issued and outstanding.

How do I vote?

Registered shareholders.



INTERNET

Online at the Virtual Meeting:

Go to www.virtualshareholdermeeting.com/OTIS2026. You may attend the meeting via the internet and vote during the meeting. Have your Notice of Internet Availability, proxy card or voting instruction form in hand and follow the instructions.

Online in advance of the Virtual Meeting:

Go to www.proxyvote.com.

Use the internet to transmit your voting instructions and for electronic delivery of information until 11:59 p.m. Eastern time on May 26, 2026. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on May 26, 2026. To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.



TELEPHONE

1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m. Eastern time on May 26, 2026. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you call and then follow the instructions.



MAIL

Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope we provided or return it in your own envelope by mailing it to:

Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 USA.

Please allow sufficient time for delivery of your proxy card or voting instruction form if you decide to vote by mail.

Beneficial shareholders. If you own shares in street name through an account with a bank, brokerage firm or other intermediary, your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Changing your vote. If you are a registered shareholder:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.
- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
- Write to the Corporate Secretary providing your name and account information.
- If you are a beneficial shareholder, ask your bank, brokerage firm or other intermediary how to revoke or change your voting instructions.

How will my shares be voted?

Each share of Otis common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. However, we do not know of any such additional matters at this time.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under NYSE rules to vote your shares in its discretion only on Proposal 3 (Appoint an independent auditor for 2026) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table below.

How do voting abstentions and broker non-votes affect the voting results?

	Election of directors	Appoint an independent auditor for 2026	Advisory vote to approve executive compensation; Shareholder proposals
Vote Required for Approval	Votes for a nominee must exceed 50% of the votes cast with respect to that nominee	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval
Impact of Abstentions	Not counted as votes cast; no impact on outcome	Counted toward quorum; impact is the same as a vote against	Counted toward quorum; impact is the same as a vote against
Impact of Broker Non-Votes	Not counted as votes cast; no impact on outcome	Not applicable	Not counted as shares entitled to vote; no impact on outcome

What happens if a director in an uncontested election receives more votes "against" than "for" their election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes "for" their election must, under our Corporate Governance Guidelines, promptly tender their resignation to the Chair of the Nominations and Governance Committee following certification of the shareholder vote. The Nominations and Governance Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Nominations and Governance Committee's recommendation or the Board's consideration.

Under our Corporate Governance Guidelines, the Board must act on the Nominations and Governance Committee's recommendation no later than 90 days after the date of the Annual Meeting. Regardless of whether the Board accepts or rejects the resignation, Otis must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Nominations and Governance Committee also will recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the Otis Bylaws, a vacancy arising in these circumstances may be filled by a majority vote of the remaining Board directors.

Who counts the votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareholder confidential, and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareholder votes in a contested proxy solicitation.

How may the company solicit my proxy?

Employees of Otis may solicit proxies on behalf of the Board by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. Otis will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders. Otis has retained Georgeson, Inc., to assist in soliciting proxies for a fee of $19,000 plus expenses.

Why did I receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareholders a Notice of Internet Availability, as permitted by SEC rules. The Notice of Internet Availability explains how you can access Otis' proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future Annual Meetings.

Why is the meeting being held virtually?

The 2026 Annual Meeting is being held on a virtual-only basis to enable participation by a broader number of shareholders. We believe that hosting a virtual meeting facilitates shareholder attendance by enabling shareholders to safely participate in the Annual Meeting. We have designed the virtual meeting to provide shareholders with the same rights and opportunities as they would have at an in-person meeting.

How can I receive my proxy materials electronically?

To conserve natural resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

If you are a registered shareholder, you can sign up at www-us.computershare.com/investor/#home to get electronic access to proxy materials for future Annual Meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access the Annual Report to Shareholders and Proxy Statement and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future Annual Meeting.

If you are a beneficial shareholder, you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary.

What materials are mailed to me when I share the same address as another Otis shareholder?

If you share an address with one or more other Otis shareholders, you may have received only a single copy of the 2025 Annual Report, 2026 Proxy Statement or Notice of Internet Availability for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareholder and you prefer to receive a separate copy of the 2025 Annual Report, 2026 Proxy Statement or Notice of Internet Availability this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in householding and receive a single copy, please contact Computershare at 1-866-524-0723. If you are a beneficial shareholder, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How can I receive a copy of the company's 2025 Annual Report on Form 10-K?

Otis will provide, without charge, a copy of the Annual Report on Form 10-K to any shareholder on a request directed to the Corporate Secretary's Office (see page 107 for contact information).

How do I submit proposals and nominations for the 2027 Annual Meeting?

Shareholder Proposals. To submit a shareholder proposal to be considered for inclusion in the Proxy Statement for the 2027 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by December 18, 2026, which is 120 days prior to the anniversary of the prior year's proxy statement mailing date.

To introduce a proposal for vote at the 2027 Annual Meeting (other than a shareholder proposal included in the proxy statement in accordance with SEC Rule 14a-8), Otis Bylaws require that the shareholder send advance written notice to the Corporate Secretary for receipt at least 90 days, but not more than 120 days before the first anniversary of the prior year's annual meeting. Based on the 2026 Annual Meeting date, a notice will be considered timely for the 2027 Annual Meeting if our Corporate Secretary receives it no earlier than January 27, 2027, and no later than February 26, 2027.

Director nominations at the 2027 Annual Meeting. The Otis Bylaws require that a shareholder who wishes to nominate a candidate for election as a director at the 2027 Annual Meeting (other than pursuant to the proxy access provisions of Section 1.16 of the Otis Bylaws) must send advance written notice to the Corporate Secretary for receipt at least 90 days but not more than 120 days before the first anniversary of the prior year's annual meeting. This means, based on the 2026 Annual Meeting date, no earlier than January 27, 2027, and no later than February 26, 2027.

Director nominations by proxy access. The Otis Bylaws require that an eligible shareholder who wishes to have a nominee of that shareholder included in the Otis proxy materials for the 2026 Annual Meeting, pursuant to the proxy access provisions of Section 1.16 of our Bylaws, send advance written notice to the Corporate Secretary for receipt at least 120 days, but not more than 150 days before the first anniversary of the prior year's proxy statement mailing date. This means, based on the 2026 mailing date, no earlier than November 18, 2026, and no later than December 18, 2026.

Director nominations under the Universal Proxy Rules. In addition to the notice requirements established in the Otis Bylaws, to comply with the SEC's Universal Proxy Rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees for the 2027 Annual Meeting must comply with Rule 14a-19 under the Exchange Act, including by providing notice to the Corporate Secretary setting forth the information required under such rule, at least 60 days before the first anniversary of the prior year's annual meeting, as required by our Bylaws. This means, based on the 2026 Annual Meeting date, no later than March 28, 2027. Any such notice must include a statement that the shareholder intends to solicit shareholders of Otis representing at least 67% of the voting power of the shares entitled to vote on the election of directors at the 2027 Annual Meeting in support of director nominees other than our nominees.

Shareholders are advised to review our Bylaws, a copy of which is available on our website listed on the following page, as they contain additional requirements with respect to advance notice of shareholder proposals and director nominations and nominations made under the proxy access provision.

How do I contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of the two methods shown below:

Communication Method	Contact Information
Write a letter	Corporate Secretary Otis Worldwide Corporation 1 Carrier Place Farmington, CT 06032 USA
Send an email	corpsecretary@otis.com

OUR BYLAWS AND OTHER GOVERNANCE DOCUMENTS ARE AVAILABLE AT WWW.OTISINVESTORS.COM/GOVERNANCE/GOVERNANCE-DOCUMENTS.

The paper used in the production of this Proxy Statement is certified to Forest Stewardship Council® (FSC®) standards, which promote environmentally sound, socially beneficial and economically prosperous management of the world's forests. This Proxy Statement was printed using exclusively vegetable-based inks.

Appendix A: Reconciliation of GAAP measures to corresponding non-GAAP measures

RECONCILIATION OF OPERATING PROFIT & OPERATING PROFIT MARGIN (GAAP) TO CORRESPONDING NON-GAAP MEASURES

(dollars in millions)	Year Ended December 31,	
	2025 ($)	2024 ($)
Net Sales		
New Equipment	4,989	5,367
Service	9,442	8,894
Total Net Sales	**14,431**	**14,261**
Operating Profit		
New Equipment	240	329
Service	2,374	2,185
Total segment operating profit	2,614	2,514
Corporate and Unallocated	(481)	(506)
Total Otis GAAP Operating Profit	**2,133**	**2,008**
UpLift restructuring	76	31
Other restructuring	54	40
UpLift transformation costs	69	65
Separation-related adjustments[1]	70	177
Litigation-related settlements costs[2]	21	18
Held for sale impairment	10	18
Other, net	1	(1)
Total Otis Adjusted Operating Profit	**2,434**	**2,356**
Reported Total Operating Profit Margin	14.8%	14.1%
Adjusted Total Operating Profit Margin	16.9%	16.5%

[1] Separation-related adjustments in the year ended December 31, 2025, represent estimated amounts due to RTX Corporation (our former parent) in accordance with the Tax Matters Agreement, including those amounts related to a favorable ruling received in August 2024 regarding a tax litigation in Germany.

[2] Litigation-related settlement costs in the year ended December 31, 2025, represent the aggregate amount of settlement costs and increase in loss contingency accruals, excluding legal costs, for certain legal matters that are outside of the ordinary course of business due to the size, complexity and unique facts of these matters.

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS AND DILUTED EARNINGS PER SHARE (GAAP) TO CORRESPONDING NON-GAAP MEASURES

	Year Ended December 31,	
(dollars in millions, except per share amounts)	2025 ($)	2024 ($)
Adjusted operating profit	**2,434**	**2,356**
Non-service pension cost (benefit)	3	–
Adjusted net interest expense[(1)(2)]	229	191
Adjusted income from operations before income taxes	**2,202**	**2,165**
Income tax expense (benefit)	479	305
Tax impact on restructuring and non-recurring items	53	38
Non-recurring tax items[(2)]	10	194
Adjusted net income from operations	**1,660**	**1,628**
Adjusted noncontrolling interest[(2)(3)]	61	80
Adjusted net income attributable to common shareholders	**1,599**	**1,548**
GAAP income attributable to common shareholders	**1,384**	**1,645**
UpLift restructuring	76	31
Other restructuring	54	40
UpLift transformation costs	69	65
Separation-related adjustments	70	177
Litigation-related settlements costs	21	18
Held for sale impairment	10	18
Interest income related to non-recurring tax items[(1)(2)]	(17)	(211)
Tax effects of restructuring, non-recurring items and other adjustments	(53)	(38)
Non-recurring tax items[(2)]	(10)	(194)
Other, net[(3)]	(5)	(3)
Adjusted net income attributable to common shareholders	**1,599**	**1,548**
Diluted earnings per share	**3.50**	**4.07**
Impact to diluted earnings per share	0.55	(0.24)
Adjusted diluted earnings per share	**4.05**	**3.83**
Effective tax rate	**24.8%**	**15.0%**
Impact of adjustments on effective tax rate	(0.2)%	9.8%
Adjusted effective tax rate	**24.6%**	**24.8%**

[(1)] In August 2024, we received a favorable ruling regarding a tax litigation in Germany. As a result, income tax benefits and related interest income were recorded in 2024. Net interest expense is reflected as adjusted without $3 million for the year ended December 31, 2025.

[(2)] Certain tax reserves were adjusted in 2025 and 2024. As a result, Net interest expense and Noncontrolling interest are reflected as adjusted without $30 million and $21 million of interest income and $16 million and $11 million of the noncontrolling interest share of the reserves adjustments for the years ended December 31, 2025 and 2024, respectively.

[(3)] Noncontrolling interest is reflected as adjusted without $6 million of the noncontrolling interest share of Other restructuring for the year ended December 31, 2025.

RECONCILATION OF 2025 NET SALES (GAAP) TO ORGANIC SALES GROWTH (NON-GAAP)

Year Ended December 31, 2025, Compares with Year Ended December 31, 2024

	Factors Contributing to Total % Change in Net Sales			
	Organic	FX Translation	Acquisitions/ Divestitures, net and Other	Total
New Equipment	(7)%	–%	–%	(7)%
Service	5%	1%	–%	6%
Maintenance and Repair	4%	1%	–%	5%
Modernization	9%	–%	1%	10%
Total Net Sales	–%	1%	–%	1%

RECONCILATIONS OF 2025 BACKLOG (GAAP) TO CONSTANT CURRENCY (NON-GAAP)

Components of New Equipment backlog

	December 31, 2025 Year-Over-Year Growth %
New Equipment backlog increase at actual currency	6%
Foreign exchange impact to New Equipment backlog	(4)%
New Equipment backlog increase at constant currency	2%

Components of modernization backlog

	December 31, 2025 Year-Over-Year Growth %
Modernization backlog increase at actual currency	34%
Foreign exchange impact to modernization backlog	(4)%
Modernization backlog increase at constant currency	30%

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES (GAAP) TO ADJUSTED FREE CASH FLOW (NON-GAAP)

	Year Ended December 31,	
(dollars in millions)	**2025 ($)**	**2024 ($)**
Net cash flows provided by operating activities (GAAP)	1,596	1,563
Capital expenditures	(152)	(126)
Free cash flow (non-GAAP)	1,444	1,437
Adjustments for:		
UpLift restructuring payments	39	32
UpLift transformation payments	58	54
Separation-related payments[(1)]	258	49
German tax litigation refund[(2)]	(216)	(1)
Adjusted free cash flow (non-GAAP)	1,583	1,571

(1) These represent payments to RTX Corporation (our former parent) in accordance with the Tax Matters Agreement.

(2) In August 2024, we received a favorable ruling regarding a tax litigation in Germany. The company has started to receive refunds and anticipates the refund process to continue into 2026.

Use and definitions of non-GAAP financial measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months and other significant items of a non-recurring and/or nonoperational nature ("other significant items"). The company's management believes organic sales is a useful measure in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Adjusted general corporate expenses and other represents general corporate expenses and other (a GAAP measure), excluding restructuring costs and other significant items.

Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items.

Adjusted net interest expense represents net interest expense (a GAAP measure), adjusted for the impacts of non-recurring acquisition related financing costs and related net interest expense pending the completion of a transaction and other significant items. Adjusted noncontrolling interest in earnings represents noncontrolling interest in earnings (a GAAP measure), excluding restructuring costs and other significant items, including related tax effects.

Adjusted net income represents net income attributable to common shareholders (a GAAP measure), excluding restructuring costs and other significant items, including related tax effects. Adjusted diluted earnings per share ("EPS") represents diluted earnings per share attributable to common shareholders (a GAAP measure), adjusted for the per share impact of restructuring and other significant items, including related tax effects. Adjusted effective tax rate represents the effective tax rate (a GAAP measure) adjusted for other significant items and the tax impact of restructuring costs and other significant items.

The company's management believes that organic sales, adjusted general corporate expenses and other, adjusted operating profit, adjusted net interest expense, adjusted noncontrolling interest in earnings, adjusted net income, adjusted diluted EPS and adjusted effective tax rate are useful measures in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Additionally, GAAP financial results include the impact of changes in foreign currency exchange rates ("AFX"). We use the non-GAAP measure "at constant currency" ("CFX") to show changes in our financial results without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, income statement results are translated in U.S. dollars at the average exchange rate for the period presented and balances are translated in U.S. dollars at the ending period rate for the period presented. The company's management believes that this non-GAAP measure is useful in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. The company's management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Otis' ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders. Free cash flow should not be considered an alternative to, or more meaningful than, net cash flows provided by operating activities or any other measure of liquidity presented in accordance with GAAP.

Adjusted free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures, adjusted to exclude certain items management believes affect the comparability of operating results. Management believes adjusted free cash flow is a useful measure of liquidity that provides investors additional information regarding the company's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders. Adjusted free cash flow should not be considered an alternative to, or more meaningful than, net cash flows provided by operating activities or any other measure of liquidity presented in accordance with GAAP. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables on pages 108-110. These tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Appendix B: Financial performance metrics used in the Otis STI program

All performance measures are based on performance of continuing operations, unless otherwise noted.

Metric	Corporate Level	Region Levels
Adjusted Net Income	Otis global consolidated net income at constant currency from continuing operations attributable to common shareholders, adjusted for restructuring costs, non-recurring and other significant non-operational items	N/A
Adjusted Free Cash Flow (FCF)	Otis global consolidated net cash flow provided by operating activities, less capital expenditures, adjusted for certain discrete items, non-recurring and other significant non-operational items	An internal measure, at constant currency, and defined as consolidated net cash flow provided by operating activities, less capital expenditures and adjusted for restructuring, non-recurring and other significant non-operational items
Operating Profit	N/A	Earnings at the region level before interest and taxes, at constant currency, adjusted for restructuring costs, non-recurring and other significant non-operational items, and impact of significant acquisitions/divestitures
Net Portfolio Unit Growth	The change in total maintenance units under contract, comprising units acquired, units converted, units recovered and units cancelled	
New Equipment and Modernization Orders	Net future sales value of cumulative New Equipment and Modernization Orders at the Otis global/regional level, at constant currency, of contractual obligations to provide our products (including installation) under purchase orders, contracts, options, long-term agreements or other forms of legally binding contractual arrangements	



OTIS

Otis Worldwide Corporation
1 Carrier Place, Farmington,
CT 06032 USA
otis.com